UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

AVAX Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	13-3575874
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2000 Hamilton Street
Suite 204
Philadelphia, Pennsylvania 19130
(215) 241-9760
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Copy to:
Faith Charles, Esq.
Thompson Hine, LLP
335 Madison Avenue
12th Floor
New York, New York 10017
(212) 908-3905

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.004 per share
Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer	☐ Accelerated Filer
☐ Non-accelerated Filer	☒ Smaller Reporting Company
(Do not check if a smaller reporting company)

AVAX TECHNOLOGIES, INC.

FORM 10

TABLE OF CONTENTS

Explanatory Notes	1
Forward-Looking Statements	1
Item 1. Business.	2
Item 1A. Risk Factors.	26
Item 2. Financial Information.	38
Item 3. Properties.	50
Item 4. Security Ownership of Certain Beneficial Owners and Management.	51
Item 5. Directors and Executive Officers.	52
Item 6. Executive Compensation.	54
Item 7. Certain Relationships and Related Transactions, and Director Independence.	58
Item 8. Legal Proceedings.	60
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.	61
Item 10. Recent Sales of Unregistered Securities.	64
Item 11. Description of Registrant's Securities to Be Registered.	67
Item 12. Indemnification of Directors and Officers.	71
Item 13. Financial Statements and Supplementary Data.	72
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.	72
Item 15. Financial Statements and Exhibits.	74
EXHIBIT INDEX	1

EXPLANATORY NOTES

AVAX Technologies, Inc. is filing this registration statement on Form 10 (this "Form 10") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide current public information to the investment community and to comply with the applicable requirements for anticipated quotation of our common stock, par value $0.004 per share, on the Over-the-Counter Bulletin Board (the "OTCBB").  To be quoted on the OTCBB, we need to be an SEC reporting company, current in our filings with the SEC, and to have a market maker in our common stock file an application with the Financial Industry Regulatory Authority for trading of our common stock on the OTCBB. There are no market cap, asset or other requirements for quotation on the OTCBB. As of the date of this Form 10, we do not satisfy any of the OTCBB’s requirements. However, after our Form 10 becomes effective, we will be an SEC reporting company in compliance with the OTCBB’s requirements and will be in a position to seek a market maker as the final step for quotation on the OTCBB. There is no guarantee, however, that we will be successful in achieving and maintaining this authorization for trading on the OTCBB.

Unless we have indicated otherwise or the context otherwise requires, references in this Form 10 to "AVAX,"  the "Company," the "registrant," "our company,"  "we," "us," "our," and similar terms refer to AVAX Technologies, Inc. and its subsidiaries.  References herein to "our studies" may include those: (i) actually conducted by AVAX using our AC Technology and AC Vaccines (as defined below); (ii) conducted not by us, but by our former medical director, both while employed by us and while working for Thomas Jefferson University using both AC Technology and AC Vaccines as well as very similar technologies that were instrumental in developing the AC Technology and AC Vaccines, and (iii) not conducted by us or anyone associated with us, but employing vaccine manufactured and administered using our AC Technology.

FORWARD-LOOKING STATEMENTS

In this Form 10, we make statements that plan for or anticipate the future.  These forward-looking statements include statements about the future of biotechnology products and the biopharmaceutical industry, statements about our future business plans and strategies and other statements that are not historical in nature.  These forward-looking statements are based on our current expectations, reflect our current views of future events and financial performance and are subject to a number of risks and uncertainties.  Forward-looking statements may be identified by words or phrases such as "believe," "expect," "plan," "anticipate," "intend," "should," "may," "would," "could," "planned," "estimated," "potential" and similar expressions as they relate to us or future events.  Our actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements.  Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to: our history, as a development stage company, of operating losses, our continuing and immediate cash requirements, our need to raise capital in the beginning of 2011 and significant amounts of additional capital thereafter, uncertainty surrounding our prospects of reaching a meaningful level of revenues, uncertainty about whether our products will successfully complete the long, complex and expensive clinical trial and regulatory approval process for approval of new drugs in the United States and Europe necessary for marketing approval, uncertainty about whether our autologous cell vaccine immunotherapy (our technology is hereinafter referred to as "AC Technology" and the vaccine as "AC Vaccine") can be developed to produce safe and effective products and, if so, whether our AC Vaccine products will be commercially accepted and profitable and can successfully compete with other approved therapies, our dependence on our Chief Executive Officer and potential failure to enter into an employment agreement with him, the possibility we may be unable to attract and retain highly-qualified personnel, difficulties arising from our competition with other companies conducting clinical trials and treatment regimens for patients and clinical sites for our clinical trials, the expenses, delays, uncertainties and complications typically encountered by development stage biopharmaceutical businesses, many of which are beyond our control, our financial and development obligations and our responsibility to meet requisite research funding levels under our license agreements in order to protect our rights to our products and technologies, obtaining or protecting our intellectual property rights and avoiding infringement of those of third parties, our dependence on certain supplies received from third parties, uncertainties involved in maintaining our operation of our facility in Lyon, France leased by Genopoïétic, our wholly-owned French subsidiary or that may arise should our Board of Directors decide to close operations, as currently contemplated, the ability of Firebird Global Master Fund, Ltd. ("Firebird") and its affiliates to exert significant influence over our company, the potential adverse consequences should we be in default with respect to our senior secured debt obligations with Firebird and Cancer Treatment Centers of America, Inc. ("CTCA"), uncertainties arising due to future health reform legislation and changes in government regulation, dilution to our existing and potential investors, and volatility of our stock price.  You should review in detail the risks discussed in the section titled "Risk Factors" for a more detailed discussion of the foregoing and other risks associated with, among other things, our company, our financial condition and our securities.  Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we caution you not to rely upon them unduly.

ITEM 1.  BUSINESS.

General

Company Overview

We are a development stage biotechnology company specializing primarily in the development and future commercialization of individualized cancer vaccines.  Our proposed vaccines consist of autologous (the patient's own) cancer cells that have been treated with a chemical ("haptenized") to make them more visible to the patient's immune system.  Our previous clinical trials for the AC Vaccine have concentrated on melanoma and ovarian carcinoma, which are our primary indications, and non-small cell lung cancer.  We refer to our AC Vaccine candidates as: (i) M-VAX® (melanoma), which is eligible to commence pivotal Phase III clinical trials in Stage IV melanoma patients under a Special Protocol Assessment (the "SPA") granted May 8, 2006 by the U.S. Food and Drug Administration (the "FDA"); (ii) O-VAX® (ovarian cancer), which is presently in Phase I/II trials being conducted at the hospitals operated by CTCA; and (iii) L-VAX ® (lung cancer), a program which is currently dormant.  Since 2009, we have applied our limited available financial and other resources toward, and have concentrated our development efforts on, pursuing regulatory approvals in the melanoma and/or ovarian indications, which we currently believe represent our most attractive long-term commercial opportunities.  Various studies conducted to date have demonstrated the ability of a substantial percentage of patients who received the vaccine employing our AC Technology to elicit a powerful immune response against their own unmodified tumor cells and that these patients achieved a highly statistically significant increase in five-year survival versus patients who exhibited a weak immune response.  However, there can be no assurances that these results can be duplicated in the  large, prospective, randomized, double blind, placebo-controlled clinical trials needed to obtain regulatory approval.

Historically, chemotherapies have been the only accepted post-surgical treatment for cancer.  Chemotherapy is the prevention or treatment of disease by administering chemicals or drugs.  Alternatively, immunotherapy is the treatment of disease or infection by stimulating the body's immune system through a process of immunization against the causative disease agent.  When a person is immunized for a particular disease or infection, that person is injected with portions, or all, of the disease agent itself, which stimulates the body's immune system to recognize and thereafter fight the foreign agent.  In this way, he or she builds up immunity to the disease or infection.  Immunotherapies that are being developed to treat cancer and/or its recurrence are intended to act in the same way.  We are researching and attempting to develop a safe, effective immunotherapy for the treatment of cancer.

Although there can be no assurance to this effect, we believe our AC Technology may prove to be safe and efficacious and, if approved for marketing by the FDA, may be commercially viable for the following reasons:

▪
AC Vaccines Are Patient Specific: Our AC Vaccines are produced using the patient's own cancer cells, which we believe makes it more likely that the patient's immune system will launch an attack against the very cells that need to be targeted to treat their malignancy.

▪
AC Vaccines Utilize the Whole Tumor: Our AC Vaccines are produced using the patient's entire tumor, meaning the entire panoply of antigens in the cancerous cells is presented to the immune system (versus a single antigen used in many alternative vaccine technologies).  We believe this lessens the possibility that we may select the wrong antigen to target and enables the immune system to better recognize and attack abnormal cells.

▪	AC Vaccines Have To-Date Been Safely Used in Clinical Trials and in Compassionate Use Programs: M-VAX has been administered to over 600 patients without a serious adverse event.

▪
AC Vaccines Often Elicit an Apparent Immune Response: A Phase II study published in the Journal of Clinical Oncology during 20041 (the "2004 JCO Study") demonstrated that of 214 Phase IIIB/C patients (patients whose cancer has, among other things, spread, except in a subgroup of Phase IIIB, to one to four local lymph nodes, but has not spread to distant sites) treated with M-VAX, 47 percent developed a statistically significant immune response to untreated (not haptenized) M-VAX cells, meaning that after vaccination these patients' bodies were recognizing the unmodified cells (as would be found in the body) as foreign invaders, where prior to vaccination such recognition did not occur.

▪
AC Vaccines May Potentially Impact Survival: Survival is the key endpoint that the FDA and other regulatory authorities tend to look to when deciding whether a cancer vaccine should be approved.  In the 2004 JCO Study, patients who exhibited immune responses to unmodified tumor cells after receiving M-VAX attained double the overall and relapse free survival rate than patients who did not develop an immune response.  Moreover, the entire 214 patient cohort exhibited overall five-year survival of 44% versus historical Phase IIIC controls, which typically exhibit overall survival, as quoted in the referenced study, of 25%.  The study also investigated the optimal therapeutic regimen, that is, the best ways in which to maximize certain key parameters that can elicit a better immune response for the patient.  Four specific regimens were evaluated and the results suggested that the percentage of patients exhibiting an immune response to unmodified tumor cells (and potentially overall survival) would have been greater had more patients been placed in one of the two treatment schedules that elicited much more favorable immune response than the other two employed, but there can be no assurance to this effect.  A smaller Phase II study published in the British Journal of Cancer in 20042 (the "2004 BJC Study") appeared to confirm these findings in a patient population where the majority were Stage IV and had advanced metastatic disease (meaning the cancer had spread to distant lymph nodes, tissue or organs).  Fifty-nine percent of the patients administered the vaccine developed an immune response to their own unmodified tumor cells, and those who received haptenized vaccine (employing technology modeled after M-VAX) and developed an immune response to unmodified cells had a statistically significant five-year survival rate of 54 months as compared to 21-month survival in patients who did not exhibit an immune response.

▪
Our AC Vaccines Have Orphan Drug Designation and M-VAX May Be Eligible for Accelerated Approval: Both M-VAX and O-VAX have received Orphan Drug Designation from the FDA (M-VAX on February 23, 1999 and O-VAX on September 21, 2000), meaning that, among other things: (i) we may obtain certain forms of monetary and other assistance in conducting our clinical trials, of which no monetary or other assistance has been received in the conduct of our clinical studies, (ii) they may be eligible for accelerated approval based on certain surrogate endpoints, which are suggestive of, but do not definitively establish, efficacy (with continued approval contingent upon a continuation of trials and the attainment of final endpoints), and (iii) upon gaining approval we may sell them without competition from a similar anticancer agent for seven years.  We have enrolled 25 patients in the M-VAX study, which is not sufficient to obtain accelerated approval. For accelerated approval, we will need approximately 200 patients. This study has been inactive since early 2009, and the 25 patients enrolled will not be eligible for inclusion in the final study analysis from a product efficacy perspective (i.e., response and survival analysis). They will, however, be required to be included in the final safety analysis of the product. The recent approval of YERVOY TM (ipilimumab) may affect our ability to recruit subjects for the M-VAX trial. In our O-VAX study, we intend to enroll up to 42 patients. To date, we have enrolled 10 patients in the O-VAX study.

▪
M-VAX's Approval Is Governed by a Special Protocol Assessment: We have reached a SPA agreement with the FDA for the initiation of a Phase III Registration Study of M-VAX, using our AC Technology for the treatment of patients with Stage IV metastatic melanoma.  An SPA is a written agreement between a drug's sponsor and the FDA regarding the trial design, surrogate endpoints to be used as a basis for the statistical analysis plan necessary to support regulatory approval and, in the case of M-VAX, accelerated approval.  Although meeting the endpoints required by the FDA under the SPA does not guarantee either accelerated or traditional regulatory approval, we believe the discussions held between a biotechnology company and the FDA during the SPA application process make it less likely that the applicant for a drug's approval will fail to conduct the types of studies or to conduct such studies in a manner that would provide to the FDA the data it considers critical in determining whether to permit a drug to be commercialized. We have enrolled 25 melanoma patients in the M-VAX study under our SPA protocol. As noted above, this study has been inactive since early 2009.

▪
We Believe Our AC Vaccine Manufacturing Facility Remains cGMP Compliant: We believe our vaccine manufacturing facility located in Philadelphia, Pennsylvania ("Philadelphia facility") operates in compliance with current Good Manufacturing Practices ("cGMP") that we developed and implemented, under applicable guidelines, in order to prepare and file Investigational New Drug Applications (each, an "IND") for both melanoma and ovarian cancer vaccines with the FDA in 2002 and 2008, respectively.  Our Philadelphia facility is currently producing AC Vaccines for our O-VAX trials being run in conjunction with CTCA.

1Journal of Clinical Oncology, Vol 22, No 3 (February 1), 2004: pp. 403-415.

2 British Journal of Cancer (2004) 90, 773 – 780.

▪
We Should Be Able to Produce Our AC Vaccines at Relatively Low Cost: Our haptenization process is simple, efficient and has been utilized for decades in immunology as a way to make cells immunogenic (capable of eliciting an immune response) that were previously non-immunogenic.  We anticipate that production of our AC Vaccines will be at a fraction of the cost of autologous vaccines that employ certain other technologies.

▪
Our AC Vaccines May Be Enhanced by the Addition of Low Dose IL-2: The 2004 BJC Study showed, in a retrospective analysis, that the addition of cytokine Interleukin-2, or IL-2 (a cytokine is a protein that, among other things, helps trigger and augment an immune response), to our treatment regimen materially increased tumor response rates ("RR"), broadly defined as the amount of tumor shrinkage in a certain timeframe, in patients receiving both AC Vaccine and IL-2 as compared to those receiving AC Vaccine alone.  We have thus added the administration of low dose IL-2 to our trials because Best Overall Tumor Response Rate, as defined below, is one of the surrogate endpoints needed to obtain accelerated approval under our SPA.  Moreover, there is evidence that suggests that some patients who experience reduced tumor burden during treatment (responders) may demonstrate improved overall survival as compared to non-responders, although the sample size was too small to draw this conclusion with statistical significance.

With the exception of our work with CTCA on the O-VAX trials, which began in our Philadelphia facility in January 2010, we have been relatively dormant operationally since 2009 due to financing constraints.  These financing issues coincided with the FDA's 2007 decision to reject Dendreon Corporation's Biological License Application ("BLA") for its now commercially marketed prostate cancer vaccine candidate Provenge® despite the recommendation by the FDA's Oncologic Drugs Advisory Committee that the vaccine be approved.  In an effort to conserve capital, we ceased being an SEC-reporting company by filing a Form 15 with the SEC on March 31, 2009, deregistering our common stock under the Securities Act.  Upon filing the Form 15, our obligation to file reports and forms with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended, and the deregistration and termination of our reporting obligations became effective 90 days after filing.  We have not filed any financial information or quarterly or annual reports with the SEC following our filing of a Form 10-Q for the period ended September 30, 2008.

In April 2010, the field of cancer vaccines became recognized by the FDA as a viable therapeutic alternative when the FDA approved Dendreon Corporation's cancer vaccine Provenge, marking the first time a therapeutic cancer vaccine was permitted to be marketed and sold.  Like AC Technology, Provenge involves the extraction and then reinfusion of a patient’s own cells.  As a result of this decision and related developments, our Board of Directors determined it would be an appropriate time to seek additional capital to attempt to rebuild our corporate and operational infrastructure, resume our clinical activities and attempt to reestablish interest in our vaccine programs in each of the scientific, medical and investment communities.

Factors that could potentially offset many of the positive aspects that we believe are inherent in our AC Technology and business model include the following:

▪
The FDA Has Held Cancer Vaccine Companies to Very High Safety, Efficacy and Manufacturing Standards, which May Lead to FDA Approval of Our AC Vaccines Taking Longer than Anticipated, if Obtained at All: The fact that the FDA has granted approval to any other cancer vaccine does not mean that additional cancer vaccines will be approved for marketing. The FDA has held cancer vaccine companies to very high safety, efficacy and manufacturing standards in the past and has frequently asked these entities to conduct additional confirmatory trials at considerable cost and delay in the regulatory process and even then has rejected applications for approval for many cancer vaccine candidates prior to Provenge. For example, if the FDA were to ask AVAX for more data on its AC Vaccine candidates, the four or more years that we anticipate that it will take to bring our product to the stage where the FDA could approve the product for marketing might be extended considerably, which would have a material adverse effect and potentially allow competitors to gain the benefits from Orphan Drug Status before we do.

▪
Our CTCA Agreements May Permit CTCA to Take Control of Our Philadelphia Manufacturing Facility and Certain Other Assets: We have certain agreements in place with CTCA, which permit CTCA to take control of our Philadelphia manufacturing facility and equipment and certain other assets utilized at the facility. The circumstances which would enable CTCA to seize our assets relate primarily to our inability, for any number of reasons, to produce vaccine for the O-VAX trial. If CTCA were to exercise its rights upon our default, we would almost certainly be forced to cease operations.

▪
If We Fail to Obtain Sufficient Funding, CTCA May Exercise Remedies Under the Intercreditor Agreement: We are currently in default on a loan made to us by CTCA, although CTCA has agreed to forbear from exercising the aforementioned remedies as long as the conditions of an intercreditor agreement, as amended, between it and Firebird (the “Intercreditor Agreement”) are fulfilled. For example, if we fail to obtain funding in amounts to finance production of vaccine for the O-VAX trial through year-end by September 30, 2011, then CTCA will be permitted under the Intercreditor Agreement to exercise its aforementioned remedies.

Please refer to the section entitled “Risk Factors” for a fuller discussion of the various considerations that could potentially offset many of the positive aspects we believe are inherent in our AC Technology and business model as well as the potential material adverse ramifications related to our failure to perform given remedies available to CTCA pursuant to the Intercreditor Agreement, and both the Production Agreement and a Security Agreement between us and CTCA.

The estimated cost of completing the development of either of our current vaccine product candidates and of obtaining all required regulatory approvals to market either of them is substantial and will require us to raise a significant amount of capital. We believe that our existing cash balances, which include the cash infusion from Firebird, will be sufficient to fund our currently planned level of operations into May 2011. To remain operational, we will need to raise significant additional near-term capital. We need to raise a minimum of $6.5 million for the next 12 to 16 months thereafter in order to continue our Phase I/II clinical trials (which are being conducted in conjunction with CTCA) for O-VAX, the results of which we expect, but cannot ensure, should be available in approximately 12 to 16 months, to position ourselves to commence a larger clinical study involving a vaccine utilizing the AC Technology and for general corporate purposes.  If we do not complete our Phase I/II clinical trials for O-VAX within this period, we will need a minimum of additional $400,000 for each month after such period.  If our O-VAX trials are successful, or at such time as our Board of Directors deems appropriate, we intend to seek the significant funding needed to commence either the M-VAX or O-VAX Phase III trial.  We believe at least $30 million will be required for us to have enough capital to enroll, treat and undertake the analyses necessary to determine whether M-VAX will meet its accelerated approval endpoint and at least another $20 million will be required to do all that is necessary to determine whether M-VAX will meet its final approval endpoint.  We will seek to obtain additional funds through various financing sources, including possible sales of our securities or strategic alliances with other pharmaceutical or biopharmaceutical companies, but there can be no assurance that we will be able to obtain any additional funding from any potential financing sources, or create any such alliances, or that the terms under which we would obtain any funding will be sufficient to fund our operations.  The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets, cease operations or seek bankruptcy relief.  If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.  As of the date hereof, Firebird has not firmly committed to provide us with any additional funding.

Current Cancer Therapies

Overview.  Cancer is a diverse and complex disorder with multiple causes and variable outcomes.  Genetic predisposition, environmental factors and diet are among the numerous contributing factors that are associated with the development and evolution of this heterogeneous disease.  Each year in the United States alone, over 1.5 million new individuals are diagnosed with various forms of cancer and, as our overall life span increases, the incidence of the disease is expected to increase.

In a healthy person, tissues and organs consist of cells that are, in part, regulated by the immune system.  Normal cell function is characterized by cell growth, cell division and then programmed cell death (the latter referred to as apoptosis) as new cells are generated and function in place of the original cell.  Cancer is characterized by the unregulated growth of cells that in some forms proliferate as tumors, which can metastasize (i.e., spread) throughout the body, resulting in distant deposits of malignant cells, called metastases.  Cancer cells have adopted many mechanisms by which they can elude the defense systems of the body.  A significant feature of their proliferation is their ability to evade recognition by the patient's immune system.  Both local and metastatic tumors disrupt normal tissue and organ functions, which in the worst circumstances leads to the death of the patient.

It is commonly believed that for a therapy to be effective, it must eliminate or control the growth of the cancer, both at its site of origin and at the site of metastases.  Patients with cancer typically undergo a first line of treatment through surgical removal of tumors.  Treatments that follow surgery (referred to as adjuvant treatments) include radiation, hormone therapy and chemotherapy.  Initial surgery and radiation therapy treat cancer at its origin, but are limited because certain tissues cannot be removed surgically or do not tolerate radiation.  Moreover, cancers frequently spread prior to detection, and surgery and radiation cannot control metastases.  Chemotherapy and hormonal therapy are frequently used to treat tumor metastases.  These therapies, however, can cause severe side effects, including damage to normal tissue.  Additionally, chemotherapy and hormonal therapy may shrink tumors, but rarely eliminate them completely, and the body often develops resistance to these therapies.  To combat resistance, in recent years oncologists have found that "combination therapies," which include more than one drug or treatment technique, may promote better outcomes than using single agents.  Accordingly, patients now receive so-called "cocktails" of traditional chemotherapies where overlapping toxicities are tolerable and also receive "targeted therapies" when appropriate and available.  Nevertheless, chemotherapy continues to cause dose-limiting toxicities and can be impacted by a cancer's development of resistance to the agent(s), each of which can reduce its potential benefits.

Targeted Therapies.  Scientists have always sought better ways to target cancer, but historically have lacked the biological information to enable them to do this effectively.  Cancer research has advanced greatly since the discovery of drugs whose pharmacological mechanisms targeted, among other things, cell division, programmed cell death, angiogenesis or replication.  Scientists now have considerably more information available to them on how cancer cells differentially express biological features which offer (therapeutic) targets that are more specific to these malignant cells.  These developments, and a shift towards the use of more selective "biologicals" as an alternative to small drug molecules, have created a new paradigm in cancer treatment called "targeted therapy."  Targeted therapy uses medications that block the growth of cancer cells by interfering with specific targeted molecules, which are needed for carcinogenesis and tumor growth, rather than by simply interfering with rapidly dividing cells (whether healthy or malignant) as does traditional chemotherapy.  The potential advantage is that they are generally more highly specific than traditional chemotherapy to cancer cells and may be less toxic systemically, causing less harm to normal cells.  However, researchers have discovered that cancers often mutate to render targeted therapies much less effective, even when used in combination with other anticancer agents, and the designation of a drug as a targeted therapy does not mean that it is devoid of potentially dangerous toxicities.

Vaccines.  For many years cancer researchers have known that the body's immune system is constantly attacking and destroying cancer cells that develop naturally during a person's lifetime, but that when a cancer takes hold of the body in earnest, cancer cells find a way of either avoiding or overwhelming the immune system.  It has been postulated that after a patient is afflicted with cancer, his or her outcome would be meaningfully improved if the body could be "retrained" to recognize cancer cells and mount a massive immune response specific to those cells, such that their proliferation is either held in check, or they can be eradicated, especially with respect to metastases to other vital organs that are a leading cause of morbidity and mortality and for which existing treatment modalities are generally poor.  Cancer researchers have been attempting for decades to develop "immunotherapies," but just as with some of the most commonly used treatments in cancers today, such as monoclonal antibodies, they have encountered many scientific hurdles.

In April 2010, an immunotherapy was finally recognized as a safe and efficacious treatment when Dendreon Corporation received the FDA's approval to market its cancer vaccine, Provenge, for treatment of metastatic prostate cancer.  Provenge causes the body to mount an immune response to certain cancerous cells and has been shown to extend the life of gravely ill prostate cancer patients.  Provenge is currently being sold commercially and used as part of specific patients' treatment regimens.  We believe that additional cancer vaccines and other immunotherapies will continue to become another treatment modality for oncologists to employ, either alone or in combination with other drugs, in an effort to control or cure a variety of cancers, with the potential for improved patient outcomes.

Immunotherapies. In April 2011, the FDA approved YERVOY TM (ipilimumab), a human cytotoxic T-lymphocyte antigen 4 (CTLA-4)-blocking antibody indicated for the treatment of unresectable or metastatic melanoma. CTLA-4 is a negative regulator of T-cell activation. Ipilimumab binds to CTLA-4 and blocks the interaction of CTLA-4 with its ligands, CD80/CD86. Blockade of CTLA-4 has been shown to augment T-cell activation and proliferation.

The Immune System

The body has two principal pathways by which it can fight disease: the use of antibodies or a specialized group of "killer" immune cells.  The type of immune response is characterized by the way the response was initiated through specialized cells known as lymphocytes for which there are two main categories: B-lymphocytes, or B-cells, and T-lymphocytes, or T-cells.  Each category of lymphocytes has a different role in the immune response.  T-cells combat disease by killing antigen bearing cells directly or by making chemicals called cytokines that work indirectly.  In this way, T-cells eliminate cancers and virally infected tissue.  T-cell immunity is also known as cell-mediated immunity and is commonly thought to be a key defense against tumors and cells chronically infected by viruses.  In contrast, activation of B-cells leads to the production of specific antibodies.  The antibodies are secreted by B-cells and bind to antigen found on pathogens or tumor cells, making them recognizable to the immune system and resulting in their destruction.

Cancerous cells are cells that, among other things, are characterized by uncontrollable cell growth and have found ways to avoid or overwhelm the patient's immune system.  The principle behind AC Vaccines is to engage the patient's immune system to generate an immune response against the tumor cells.  Tumor cells are generally poorly immunogenic (the ability to elicit an immune response) and, therefore, the body tolerates them as "self," letting them grow and metastasize without any impedance.  Because autologous (self) tumor cells, by definition, already possess the patient's unique set of antigens, the challenge is to increase the immune system's ability to recognize the tumor cells as foreign, breaking the "self tolerance."  We believe that AC Vaccines, when administered pursuant to a specific treatment regimen, down regulate the immune system to a sufficient level for a sufficient period of time to enable the body to recognize tumor cells as foreign.  As the antigens for each patient are distinct, we believe that an effective immune response is best accomplished by using each patient's own cancer cells.

Our vaccine is manufactured by means of haptenization, a process long known to cause antigens to become visible to the immune system.  A hapten is a small molecule that is thought to be incapable of inducing an immune response by itself unless it is coupled to a larger molecule, usually a protein or peptide (an antigen is one such protein).  Haptens are traditional immunological tools, because they change, and usually augment, the immunogenicity of many antigens to an extent that might not otherwise be possible through existing technologies.

Stage III/IV Melanoma and Ovarian Cancer

Melanoma.  Melanoma, unless found early, is an extremely deadly form of cancer that occurs most often in the skin and less frequently in the eye or in the lining of the nose, mouth or genitals.  Melanoma begins in melanocytes cells that make a pigment called melanin.  When a patient is diagnosed with melanoma, it is important to determine the stage of the cancer in order to decide on the best treatment.  The staging of melanoma measures the thickness of the tumor, whether cancer has spread to the lymph nodes, and whether it has spread to other parts of the body.  It also records whether or not the tumor is ulcerated.  The stages range from Stage 0 (early melanoma that is only in the outer layer of the skin) to Stage IV (advanced melanoma that has spread, or metastatic melanoma).  As they grow deeper into the skin, melanoma cells come into contact with lymph and blood vessels of the dermis, giving the cells access to pathways of circulation.  Sometimes cells break away from the primary tumor and enter lymph vessels, where they may spread to regional lymph nodes.  When cancer cells invade blood vessels, they can travel through the bloodstream to distant parts of the body.  When cancer cells travel beyond the localized tumor site to distant regions, cancer becomes classified as metastatic (Stage III or IV) melanoma (the focus of our M-VAX trial is melanoma that has advanced to Stage IV).  The most common areas of distant metastasis include the lungs, the abdominal organs, the brain, and bone.  Melanoma is considered very serious because it has the potential to metastasize, locally, regionally, and especially to distant sites, is difficult to control once it has spread and is characterized by high mortality rates over relatively short periods of time following a diagnosis.

Except for some Stage IIIB malignancies, Stage IIIB/C melanomas each have spread to one to three local lymph nodes while Stage IV melanomas have traveled to distant lymph nodes or other organs of the body.  Metastatic melanomas are very hard to treat and, after surgical resection, the standard of care is usually a course of treatment with the cytokines alfa-interferon or Interleuken-2, which help boost the immune system but need to be administered in doses that are highly toxic and result in serious side effects.  There are a number of prognostic factors that impact five-year overall survival for metastatic melanomas.  Stage IIIB and C patients, those with regional metastases, depending on nodal involvement and ulceration, have an estimated five-year survival ranging from 24% to 50% and a median survival of 24 months (based on Cleveland Clinic Medical Education and Cancer Research U.K. Report, dated 2009).  The worst prognosis is found in patients with Stage IV disease where the melanoma has spread to distant sites.  The five-year overall survival in Stage IV ranges from seven percent to 20 percent with a median survival of six months.  Because patients are generally entered into clinical trials when they have particularly poor prognoses and may have failed one or more treatment regimen, our studies have centered on patients that typically have very poor prognoses and would fall at the very bottom end of the survival curves.

M-VAX can be manufactured for most patients with Stage III and Stage IV melanoma only, as Stage I and Stage II patients do not generate enough tumor mass to produce a sufficient quantity of vaccine.  Our SPA for metastatic melanoma requires that we conduct our clinical trials on Stage IV patients and it is likely that, if approved, the product label will include an indication for Stage IV patients only.  Unless and until we apply to the FDA for an extension of our indication for M-VAX to Stage III patients, we cannot and will not promote the use of M-VAX for such patients.  Although some physicians may prescribe it for uses that they determine are medically appropriate, a drug marketer may only advertise a drug for those indications that have been approved by the FDA.

Ovarian Cancer.  Ovarian cancer is the leading cause of death from gynecologic malignancy in the United States.  An estimated 21,880 new cases of ovarian cancer are expected to have occurred in the United States in 2010 with 14,000 deaths.  Like other cancers, the stage of the disease is inversely proportional to survival.  The five-year relative survival rate in all stages of the disease is approximately 46 percent.  However, ovarian cancer is usually asymptomatic in the early stages, and therefore about 85 percent of patients are diagnosed when the cancer is not localized.  For women with regional and distant metastatic disease (Stages III and IV), the five-year survival rate is between 18 percent and 73 percent, based on American Cancer Society, Facts and Figures, 2010.

Since only a small number of women are diagnosed with surgically curable disease, cytoreductive surgery followed by chemotherapy is the standard therapeutic approach for treating patients with ovarian cancer.  The current standard of practice following cytoreductive surgery is to use a specific chemotherapy using a taxane with a platinum agent.

Up to 80 percent of women treated with taxane and platinum-based chemotherapy will respond positively initially.  However, these high response rates associated with surgery and chemotherapy as stated above generally do not translate into long-term survival benefits.

Approximately 50 percent of optimally debulked (< 1 cm of residual disease) women and 25 percent suboptimally debulked (≥ 1 cm of residual disease) women who are treated with a platinum-based chemotherapy regimen have a complete response, generally defined as a complete disappearance of the tumor, for a period of time.  The majority of women with Stage III or IV disease will ultimately have recurrent disease that will become resistant to chemotherapy.  Statistics from the literature indicate a median progression-free survival of 22.5 months for optimally debulked Stage III patients, and 18 months for sub-optimally debulked Stage III/IV patients.  Ultimately, the majority of women die as a result of their cancer within five years.

CA-125 is an antigen common to most epithelial ovarian cancers and can be detected in the laboratory by using a monoclonal antibody directed at this antigen.  Although serum CA-125 is not a useful screening test because of its lack of specificity, tumor burden can be assessed in more than 80 percent of patients by measuring CA-125 levels.  Serial measures of CA-125 have been shown to predict response accurately to first- and second-line chemotherapy in patients with elevated CA-125 levels.

There are three FDA approved therapies for treatment failure of first-line therapy including the chemotherapies topotecan, liposomal doxorubicin, and gemcitabine.  Other available drugs with low levels of anti-tumor activity are oral etoposide and vinorelbine.  In addition to these approved therapies, new approaches and treatment for second-line therapies are being explored to improve patient outcome.  Because there is no single agent or combination therapy that is standard in this relapse patient population, an often recommended alternative is participation in a clinical trial if a suitable one can be found for the particular patient.

Development and Clinical Programs

AC Technology

Technology.  The primary program that we are presently developing for the treatment of cancer is our AC Technology, licensed from Thomas Jefferson University ("TJU").  The AC Technology is based on the concept of haptenization.  This idea has a long history, beginning with the work of the immunologist and Nobel Laureate Karl Landsteiner decades ago.  As noted above, once cancer takes hold, the malignant cells secrete chemicals or send out signals that make it difficult or impossible for the body to recognize certain cancer-related antigens, effectively neutering the immune system.  (Antigens are found on disease-causing agents, including cancerous cells and tumors, which cause the body to mobilize various mechanisms to attempt to eradicate them).  Through the years, Dr. Landsteiner and other scientists showed in animal models that attaching a small chemical (a hapten) to an antigen allowed that protein to be recognized by the immune system even if the animals were originally unresponsive to the protein.  This work has been expanded and confirmed by a number of researchers in various animal models and more recently in humans.

We now understand that once an antigen is haptenized, a cohort of T-cells (or T-lymphocytes, which are white blood cells that combat disease by killing antigen bearing cells directly or by making chemicals called cytokines that work indirectly) are trained to react both against the haptenized antigen and additionally against the unmodified, natural antigen.  The ability to recognize unmodified cancer cells is critical, as these are the cells that are found naturally in the body and are the cause of often deadly metastases.

Our AC Technology utilizes the patient's tumor as the basis for a therapeutic vaccine.  By collecting and processing the cancer cells extracted from a patient's tumor most typically during the course of the first line of treatment, surgical tumor rescission, and then treating them with a hapten called dinitrophenol ("DNP"), a vaccine is prepared and then given back to the patient in an effort to elicit a systemic immune response to the unmodified, native cancer cells.  The hope is that this series of events might improve overall survival, although there can be no assurance to this effect.

While we are utilizing a simple and well known mechanism to boost a patient's immune response to his/her cancer, there are certain other critical components to the success of our AC Vaccines.  We believe a key element of the apparent efficacy of our AC Technology in eliciting an immune response and potentially enhancing survival is our proprietary administration regime discussed in more detail below.

Potential Advantages of Our AC Technology.  We believe our AC Technology has many potential advantages that could make the vaccines we develop safer and more efficacious than many of those that employ alternative technologies.  The technology also uses a manufacturing process that is simple, time-tested, relatively cost-effective and minimizes manufacturing risks.

Vaccine Safety

In a total of over 600 patients treated with the AC Vaccine by us or at TJU in clinical trials, no serious side effects have been reported.  Only relatively minor side effects, such as brief bouts of mild nausea and soreness and swelling at the site of the injection, have been observed to date.  To the best of our knowledge, no serious adverse complications have ever resulted following administration of the AC Vaccine.  However, as more subjects are treated with the AC Vaccine, more or different adverse events may occur than those reported to us to date.  Unlike many of the studies quoted in this Form 10, we are also using IL-2 in combination with our AC Vaccine.  Although there have been no significant side effects associated with our AC Vaccine or use of IL-2 when IL-2 is used alone at the dosage level set forth in our trial protocol or in small clinical trials conducted to date, adverse events may result when IL-2 is used in combination with our AC Vaccine in larger trials.

Use of Patient-Specific Tumor

We believe that the most effective immune response can be elicited by the very same tumor cells that a person's T-cells are being trained to control or eradicate.  For that reason, we utilize tumor excised from a patient, generally at primary tumor sites, in the manufacture of our AC Vaccine.  Moreover, adverse effects when a person's own cells are reinfused into the body may occur less frequently compared to those associated with synthetic agents, allogeneic (different) tissues or modified cells.  While haptenization with DNP is a modification of cells, only minimal adverse events have been reported when autologous DNP modified cells are reinfused into a patient.  Haptenization with DNP is defined on the National Cancer Institute's (a division of the U.S. National Institutes of Health) website as follows: "a compound is commonly used to couple with peptides in vaccine preparation to enhance the immunogenicity of otherwise weak immunogenic antigens."

Utilization of Whole Tumor

We believe that many attempts to develop an effective cancer vaccine have failed because they were based on a single or several antigens that may have been overexpressed on the particular cancer cells relative to normal cells or otherwise.  Scientists have learned that the mere overexpression of an antigen on cancerous cells does not necessarily make it an appropriate target and that targeting certain antigens that are also expressed on normal cells can lead to an over-activation of the immune system―which can cause a dangerous autoimmune response (whereby the body attacks its own healthy cells).  Our AC Technology utilizes the entire tumor in the manufacturing process, resulting in a vaccine that presents to the immune system the entire panoply of antigens found in the tumor to target.  We believe the use of whole tumor makes it more likely that the body will recognize cancer cells and attempt to eradicate them while making it less likely that the vaccine will result in a serious autoimmune reaction.

A Simple, Efficient Manufacturing Process

We employ a haptenization process that is quick, efficient, low cost and time-tested.  DNP naturally forms very strong covalent bonds with the amino acid, lysine, found in antigens (proteins).  Thus the entire haptenization process involves washing the tumor cells in commonly used media, separating the tumor cells from any debris using a traditional centrifuge, incubating them at a temperature of approximately 37°C, and afterwards irradiating the cells to ensure that they cannot proliferate (meaning we have eliminated the possibility that we are re-injecting active cancer cells back into the body).  We then repeat the washing of the cells before aliquoting them into sterile containers and freezing them.  The cells undergo minimal manipulation and little handling, which unlike the longer, more intricate processes utilized by other vaccine technologies, minimizes the potential that there will be irregularities in the vaccine.  Moreover, a patient's entire course of treatment, comprised of seven vaccine doses, is produced in one batch and then frozen, limiting the chance of error and increasing manufacturing efficiency.  The entire haptenization process takes approximately four hours and we estimate that a sterility-checked batch of vaccine for an individual patient can be produced at a significantly lower cost than the cost of most other autologous cancer vaccines.  Our Philadelphia facility has already filed the IND for O-VAX with the FDA and has been producing vaccine for our O-VAX trials since January 2010.

An Administration Regimen that Often Elicits an Apparent Safe Immune Response

The ability of our AC Technology to induce an immune response has been documented in a number of scientific publications.  We believe that the best check of tumor immunogenicity in our patients is an immunological test, called Delayed Type Hypersensitivity ("DTH").  Certain of our early stage clinical trials have shown a correlation between the elicitation of an immune response to unmodified tumor cells following vaccination where no response existed prior to vaccination, as confirmed via DTH testing, and survival beyond that expected for patients who received the standard of care.  DTH has long been used as a test for immunity to microbes such as tuberculosis and is familiar to patients as the Tine test or PPD.  DTH to cancer cells is tested in the same way, except that the patient's cancer cells are the test agent.  We demonstrated in our preliminary studies that the DTH test to cancer cells may be meaningful by showing a strong statistical relationship between the intensity of DTH to unmodified cancer cells and clinical outcomes, especially five-year survival.  There can be no assurance that the correlation between DTH response to unmodified tumor cells and survival would be reproducible in large optimally designed clinical trials and such correlation will not be an endpoint in our Phase III M-VAX studies to be considered by the FDA pursuant to our SPA.  We will not analyze this correlation in this study for the following reasons: (i) the manufacture of M-VAX requires that there be sufficient tumor mass and utilizing a portion of a patient's tumor mass for DTH testing may often mean that a sufficient number of tumor cells would not be available for vaccine production (melanoma is not a malignancy that generates large tumor mass); and (ii) associated cost considerations.  We may analyze the correlation in later studies in cancers (such as ovarian) where there is generally sufficient amount of tumor mass available.  If this correlation is later confirmed in an adequate and well-controlled clinical study of suitable clinical protocols, subsequent BLAs involving the AC Vaccine might gain regulatory approval based on this surrogate endpoint if the FDA should deem it appropriate.

The 2004 JCO Study reported that two administration regimens that were employed created a stronger and more widespread immune response than two alternative administration schedules tested.  Based on that study and another 2004 study that showed the potential benefits of adding low dose IL-2 to our regimen, we determined the administration schedule being utilized in our clinical trials as shown graphically below under the heading "Trial Design and Endpoints―Our SPA Agreement with Respect to M-VAX―Trial Design."  Patients in our treatment arm will receive an initial dose of M-VAX (autologous DNP-modified tumor cells) followed by Cyclophosphamide ("CY"), then six weekly doses of M-VAX + Bacillus of Calmette and Guerin ("BCG"), and thereafter a specific schedule of low dose IL-2. We believe an important facet of our approach with the AC Technology may be the interplay and timing of these components in our vaccine regimen around which we have made certain patent applications.

Trial Design and Endpoints

Our SPA Agreement with Respect to M-VAX

We have reached a SPA agreement with the FDA for the initiation of a registrable pivotal Phase III clinical trial for M-VAX, our AC Technology for the treatment of metastatic melanoma.  An SPA is a written agreement between a drug's sponsor and the FDA regarding the trial design, surrogate endpoints to be used as a basis for the statistical analysis plan necessary to support regulatory approval and, in the case of M-VAX, accelerated approval.  The data analysis plan for the M-VAX study includes an interim analysis of Best Overall Tumor Response Rate (using such criteria to determine complete and partial responses) to be performed when 50 percent of our patients (194 patients) have completed assessment of their best anti-tumor response.  The comparison of the Best Overall Tumor Response Rates for the M-VAX and control groups will be used as the basis for an expected BLA submission under 21 CFR 601 Subpart E, which provides for accelerated approval using a surrogate endpoint in certain life threatening diseases.  The analysis of overall survival will be performed when the requisite number of patients have reached, or failed to reach, as the case may be, the two-year survival mark following the initiation of their treatment regimen such that a conclusion can be drawn as to whether at least 34 percent of patients have reached this overall two-year survival benchmark or that it is no longer statistically possible for such benchmark to be met.

Trial Design

The Phase III study will enroll up to 387 patients with Stage IV melanoma, who will be assigned in a double-blind fashion at a two to one ratio to M-VAX or a placebo vaccine.  Depicted in the diagram below is the regimen to be used by us for our pivotal registration Phase III trial.  The M-VAX arm will consist of an initial dose of M-VAX (autologous DNP-modified tumor cells) followed seven days later by CY and six weekly doses of M-VAX administered with BCG.  Following vaccine administration, patients will receive several courses of low dose IL-2 administered subcutaneously.  Patients assigned to the control group will receive a treatment identical to the M-VAX group, except that a placebo vaccine will replace M-VAX.

This treatment paradigm illustrated above has been refined over a number of Phase II studies to assess and incorporate BCG, CY and IL-2 on a timing and dosage schedule.  The studies we conducted and utilized in obtaining the FDA's approval of our SPA have suggested that the administration of CY at appropriate doses and at a specific interval relative to the induction (first) dose of our vaccine is critical to the generation of an appropriate cell-mediated immune response.  CY has been shown to prevent the immunosuppression activity that facilitates the ability of cancer cells to escape detection by the immune system.  It is believed to work by stimulating T-Regulatory cells (cells that modulate and promote downward immune activity) and by concurrently enhancing effector T-cells (cells that signal T-cells with killing capabilities to spring into action).  BCG is an adjuvant immunotherapeutic agent that is a generalized stimulant of the immune system and creates a receptive innate tumor microenvironment.  Other studies used in obtaining our SPA suggested that the administration of low dose IL-2 at specific time intervals may provide sustained T-cell activation and potentially a greater percentage of, and longer term, anti-tumor responses.

Evaluation Criteria.

Currently, our most advanced AC Vaccine product candidate is M-VAX, which is designed as an immunotherapy for the post-surgical treatment of Stage IV metastatic melanoma.  Metastatic melanoma is a highly malignant tumor that can spread so rapidly that it can be fatal within months of diagnosis.  The FDA has authorized us to begin our Phase III registration study of M-VAX under our SPA.  As mentioned previously, our SPA is a written agreement between us and the FDA regarding the trial design, surrogate endpoints to be used as a basis for filing for accelerated approval of M-VAX and the statistical analysis plan necessary to support the full regulatory approval of M-VAX.  Accelerated approval by necessity requires an interim analysis of the data before the entire study is completed.

Our SPA for M-VAX indicates that we may use response rate (using modified Response Evaluation Criteria In Solid Tumor, commonly referred to as RECIST, criteria) as an acceptable "surrogate" endpoint to obtain accelerated approval.  The FDA grants accelerated approval for drugs that treat deadly diseases where there is no truly effective therapeutic methodology based on surrogate endpoint criteria that may be indicative of efficacy—but meeting surrogate endpoints does not provide conclusive evidence of efficacy.  Accordingly, the FDA requires that the sponsor of a therapy that receives accelerated approval continue clinical trials until such time as it reaches the final endpoints (the most important in our case will be overall survival) to support its decision to accelerate approval.  If critical final endpoints are not met, the FDA will more than likely remove the product from the market.  In addition, meeting the surrogate endpoint in and of itself does not automatically compel the FDA to grant accelerated approval.

Although modified RECIST criteria requires complex measurement and evaluation techniques, outcomes are generally classified as follows:

▪	Complete Response ("CR"): Disappearance of all target lesions.

▪	Partial Response ("PR"): At least a 30 percent decrease in the sum of the longest diameter ("LD") of target lesions, taking as reference the baseline sum LD.

▪	Stable Disease: Neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for progressive disease, taking as reference the smallest sum LD since the treatment started.

▪
Progressive Disease: At least a 20 percent increase in the sum of the LD of target lesions, taking as reference the smallest sum LD recorded since the treatment started or the appearance of one or more new lesions.

The primary endpoints of our study are:

▪	Percentage of patients surviving two years.

▪
Best Overall Tumor Response Rate ("BOTRR"):  The best overall response will be the best of the responses as measured by the aforementioned factors among three different measurement points.  Those that qualify as CRs or PRs, as defined by modified RECIST criteria, shall be included in the percentage of responders necessary to obtain an accelerated approval.

	Best Overall Anti-Tumor Response Rate for SPA & Accelerated Approval	Primary Endpoint Two-Year Survival Rate & Final Approval
Patient Enrollment	Interim Analysis (n=194)	Final Analysis (n=387)
M-VAX Treatment Group	21% (p ≤ 0.005)	34% (p ≤ 0.047)
Placebo Group	3%	20%

N.B. A "p-value" measures "statistical significance," that is, the extent that the result obtained was the result of pure chance.  A p-value of 0.05 means that there is only a five percent likelihood that the result occurred by chance and a p-value ≤ 0.05 is an accepted FDA measurement of statistical significance.

The endpoints of our study, as depicted in the above table, were determined in conjunction with the FDA using the following assumptions:

▪
BOTRR will be no higher than 3 percent in the subjects receiving placebo vaccine + IL-2.  Published literature on the anti-tumor effects of low dose IL-2 in patients with Stage IV melanoma does not exceed this level.

▪
BOTRR in the M-VAX + IL-2 group will be at least 11 percent.  This is based on our reported response rate in a Phase II trial of M-VAX alone of 8 percent.  By adding 3 percent more from the effect of the IL-2, a response rate of 11percent was determined to be a reasonable benchmark from which to derive the 21 percent and 34 percent BOTRRs needed in the accelerated and final approval categories.

▪
For final approval, two-year survival for Stage IV metastatic melanoma patients on treatment will be greater than or equal to 34 percent as compared to the patient control group survival rate of 20 percent.

According to the 2004 BJC Study, discussed in further detail below, the tumor response rate (defined as CRs and PRs using RECIST criteria) induced by a DNP modified vaccine manufactured and administered based on AC Technology appears to be substantially increased when IL-2 is added to the regimen.  In this particular study, the tumor response rate was 34 percent for the entire cohort of patients (approximately nine percent for those who received vaccine only and approximately 46 percent for those who received vaccine and IL-2), which is significantly greater than the 21 percent and 11 percent required by the FDA for accelerated and final approval, respectively.  Although the study was far too small (and involved protocols that differed from those delineated in our SPA) to draw any true conclusions regarding BOTRR that could be expected in our Phase III study, we discussed with the FDA that the RR to combined vaccine and IL-2 treatment reported was much higher than the known effect to the cytokine therapy alone and suggested it should not be overlooked.  We believe this argument may have been instrumental in the FDA's decision to allow us to use BOTRR at 21 percent as an allowable surrogate endpoint, even though our results must be achieved with a very high degree of statistical significance for M-VAX to be granted accelerated approval.

Secondary endpoints of the study will include overall survival time, response duration, percentage complete and partial responses, progression free survival and treatment related adverse events.

    As discussed, the establishment of the clinical endpoint criteria set forth above required that assumptions be made regarding the rate of response in placebo arms of the trial (here 3 percent for BOTRR using IL-2 alone, and 20 percent for two-year survival).  The FDA has left open the possibility that it might allow us to modify the trial size if our actual results for the placebo arms differ from these initial assumptions.  As more fully described in our clinical protocol, an early analysis of the sample size will be conducted by an independent statistician, when either (i) the Company is able to statistically project that full enrollment in the trial is likely to occur within a 3-6 month time frame; or (ii) a given number of patient deaths have already occurred.  The results of this analysis will be released to us and to our Data Safety Monitoring Board ("DSMB").

Although meeting the endpoints agreed to in the SPA are necessary for approval, the FDA can take into consideration a variety of factors before granting approval.  Accordingly, there is no guarantee that M-VAX will be approved even if the aforementioned endpoints are reached.

Status of M-VAX Trials

We believe at least $30 million will be required for us to have enough capital to enroll, treat and undertake the analyses necessary to determine whether M-VAX will meet its accelerated approval endpoint and at least another $20 million will be required to do all that is necessary to determine whether M-VAX will meet its final approval endpoint.

We have a number of trial sites in the United States that have expressed interest in conducting trials with our M-VAX vaccine and had over 10 U.S. trial sites prepared to work with us prior to suspending activity on the M-VAX trial in 2009, when we began facing severe capital constraints.  We intend to conduct M-VAX clinical trials in approximately 25 U.S. sites, but have not yet determined which ones will agree to work with us, and any commitments may only be forthcoming after we have obtained what these centers consider to be adequate funding to conduct those trials without the potential for financing related delays or the potential that the trials will need to be halted due to monetary considerations on the part of their sponsor.

We also had a number of trial sites that were prepared to work with us in Europe prior to suspending M-VAX trial activity.  As in the United States, we will need to reestablish relationships with, and assuage any financing related concerns of, these or other centers such that we can conduct studies at these institutions.

Although we can provide no assurance to this effect, we currently believe it will take approximately 2 years from the start of our M-VAX trial to enroll the 194 patients and subsequently evaluate them such that we can perform our interim analysis.  We believe a final analysis of the data will not be available for an additional 2.5 years thereafter.  Any significant delays in the enrollment or treatment of patients in any of our studies, the analysis of data from our studies, or delays associated with additional informational requests by the FDA or otherwise would have a material adverse effect on our business, operations and financial prospects and position.

Our Phase I/II Trials with Respect to O-VAX

Trial Design

Our O-VAX trial is using a DNP-modified autologous ovarian tumor cell vaccine as therapy in up to 42 ovarian cancer patients after relapse.  The study population involves patients with recurrent epithelial ovarian cancer whose therapeutic tumor surgery provides a mass that yields adequate tumor cells for vaccine preparation and DTH testing.  The trial will be a double-blind, three-dose 3 to 4-center study.  Dosage and treatment schedule will be as follows.  Prior to enrollment in the study, one dose of 5 x 106 modified and one dose of 5 x 106 unmodified autologous ovarian cancer cells will be administered, to establish a negative DTH response at baseline.  The three dosing regimens to be used will be 5 x 105, 2.5 x 106, or 5 x 106 DNP-modified autologous ovarian tumor cells.  An initial dose of DNP-modified autologous ovarian tumor cells will be followed by CY, then weekly doses of DNP-modified autologous ovarian tumor cells mixed with BCG for six weeks, and will be completed with one dose of DNP-modified autologous ovarian tumor cells mixed with BCG as a six-month booster if adequate cells.  The duration of treatment will be up to six months and participation in the study will be for three months from the patient's last vaccine.  Survival information will be collected via phone or visit on a quarterly basis for each patient beginning 30 days after the last scheduled visit.  We are not incorporating low dose IL-2 in our Phase I/II O-VAX trials because our primary objective is to determine whether O-VAX may cause the same immunological responses as M-VAX when administered without IL-2.

Evaluation Criteria

The primary objectives of our study will be to determine the tolerability and toxicity of the treatment regimen and to determine whether O-VAX induces a DTH response to autologous, DNP-modified ovarian cancer cells.  Secondary endpoints will be the assessment of CA-125 levels and survival.

Current Trial Status

To date 10 patients have been treated with O-VAX in this clinical trial and we are currently processing tumor samples for three additional patients.

Clinical Results Achieved with the AC Vaccine

M-VAX. The following discussion relates to clinical studies involving M-VAX, the results of which may be suggestive of potential clinical efficacy but in no way should be interpreted to be indicative of clinical efficacy.  The studies quoted were not conducted in a manner which would be registrable with the FDA (e.g., lacked placebo controls, involved retrospective rather than prospective analysis) and involve patient populations and protocol that will be different in certain respects from those eligible for enrollment or to be used in the M-VAX trials.  For example, the use of BOTRR as a measurement criteria in the M-VAX trial may differ in certain respects from the measurement criteria that were used in the studies discussed below.  In addition, certain of the information described, except where otherwise noted, was based on too small of a sample size to render the conclusions statistically significant.  Although a great deal of discussion surrounds the fact that DTH response is indicative of an immunological response, the FDA will not recognize DTH response as a valid surrogate endpoint for our studies.  Moreover, with the exception of one small study, IL-2 was not added to the treatment regimen, so the exact impact of low-dose IL-2 is impossible to access without further work.  Although BOTRR will be the criteria used to determine efficacy in our M-VAX trial per the SPA, the various studies discussed in this section may not have used the exact same methodology to determine BOTRR, as described above, when ascertaining RRs.  Accordingly, the same number or percentage of CRs or PRs that were reported in such studies may not have been as great if BOTRR measurement criteria had been employed.  No conclusions should be drawn between RRs reported in these studies and the BOTRR that will emerge from our Phase III M-VAX trial.  Most of the studies quoted were not performed by us, but by others.  The results of the studies were instrumental in enabling us to obtain permission to conduct a Phase III trial under a SPA from the FDA because such trials would determine whether some of our hypotheses about our AC Technology could be confirmed.  However, the FDA did not draw any inferences regarding the potential success of our trials from such data and the reader is cautioned against doing so.  The following discussion is not intended to be a complete discussion of the studies.  Readers should refer to the full text of the quoted clinical studies.

The 2004 JCO Study.  The 2004 JCO Study, conducted by our former Chief Medical Officer, Dr. David Berd, was suggestive that M-VAX may elicit a strong immune response (as determined by DTH) in almost a majority of Stage IIIB/C melanoma patients.  In that study, 47 percent of the treated patients exhibited a strong immune response.  Those same patients had significantly better five-year overall and relapse-free survival outcomes than those with weaker responses (59% vs. 29%, P<0.001).  The entire 214 patient cohort exhibited overall five-year survival of 44 percent.  Historically and as stated in the published study, Phase IIIC melanoma patients have typically exhibited an overall survival of 25 percent.  Moreover, the five-year overall survival after relapse was also significantly longer in patients who developed positive DTH to unmodified tumor cells (25.2% vs. 12.3%; P <0.001).  The association of overall survival, relapse-free survival, and post-relapse survival with the induction of a positive DTH skin test to unmodified autologous melanoma was the first report of a statistically significant association between an immunological surrogate marker and clinical outcome.

The study allowed us to identify what we believe to be the optimal therapeutic regimen, that is, the best ways in which to maximize certain key administration parameters that elicit a strong immune response in the greatest percentage of patients.  We believe that the overall survival among study participants could have been greater had more patients been placed in one of the two treatment schedules that increased the percentage of patients eliciting an immune response to unmodified tumor cells than the other two employed.  We have used these results for optimizing the protocol to be used in our Phase III trial.  The Kaplan Meier curve below on the left sets forth the study's univariate analysis of overall survival for strong versus weak DTH responders, while the graph on the right sets forth the studies overall survival for the entire cohort irrespective of DTH response.  We define a strong DTH response as a skin reaction known as an induration of at least 5mm.

Our Phase I/II M-VAX Trials:  In December 2007, we successfully completed the Phase I/II clinical trial in the United States for M-VAX for the treatment of Stage III and IV melanoma patients, which confirmed the results from previous studies suggesting the ability of M-VAX to elicit an immune response.  We observed: (i) a positive correlation between the vaccine dose administered and the intensity of the immune response and (ii) the safety profile of M-VAX, where no adverse events were observed.

Our Phase I/II study was launched in June 2005.  Endpoints of the study were safety and an immunological endpoint of DTH, which is a T-cell-mediated immune response to autologous melanoma cells.  In these studies, we analyzed the safety and immunological efficacy of M-VAX in 82 patients.  Specifically, patients were tested for DTH response to their own DNP-modified and unmodified melanoma cells.  Patients were blindly assigned to one of four dosage groups: 5 million, 2.5 million, 0.5 million or zero (control arm) melanoma cells per dose.  In all groups M-VAX was administered according to a previously defined optimum treatment schedule, which included an induction dose without adjuvant followed by low dose CY and then six doses admixed with the immunological adjuvant, BCG.

In the study, a statistical analysis indicated the high dose arm (five million cells) may be effective: 23/30 patients developed positive DTH to autologous, DNP-modified melanoma cells and 9/25 to autologous, unmodified melanoma cells.  These proportions of positive responses were statistically indistinguishable from the DTH response rate observed in previous studies of M-VAX conducted at TJU.  The zero and medium doses were ineffective, and the low dose results were ambiguous.  As mentioned above, a plot of the dose of M-VAX administered versus the intensity of the DTH response induced showed a strong correlation: the higher the dose, the larger the DTH.  DTH results were obtained at 2 ½-months, and the maximum duration of the study for an individual patient was nine months.

The 2001 IJO Study.  In 2001, Dr. Berd published a study in the International Journal of Cancer3 (the "2001 IJO Study"), the data from which was included in the 2004 JCO Study.  The 2004 JCO Study strengthened many of Dr. Berd's hypotheses regarding DTH response and survival, but also strongly suggested that there was a relationship between tumor response, vaccination with M-VAX and overall survival.  In that study, of the 83 patients (of which 93 percent had Stage IV disease), there were 11 responders (six of whom would have met the RECIST criteria for CRs and PRs and the remainder exhibiting mixed responses, or MRs―greater than or equal to a 50 percent reduction in the mean diameter of a measurable metastasis with concomitant growth of another metastasis).  These responders had a median survival time of 21.5 months, approximately 2.5 times longer than of non-responders.  Responders had five-year overall survival of approximately 38 percent with 54.5 percent of the responders living more than 21 months.  The p-value of this comparison was 0.01.

The chart below sets forth the Kaplan Meier curve from the 2001 IJO study:

The 2004 BJC Study.  In 2004, we were made aware of a study conducted by Dr. Michal Lotem in which she administered a DNP modified vaccine manufactured and administered using AC Technology predominantly in conjunction with low dose IL-2 and in a few cases with high dose IL-2.  This combination appeared to have a synergistic effect especially when it came to tumor response rate using RECIST criteria.  In this study of 34 metastatic melanoma patients (21 Stage IV, 13 Stage III), overall response for the entire group was 35 percent (12 patients out of 34), 12 percent having CR and 23 percent having PR; only two patients had tumour responses while on the vaccine alone.  None of the patients that exhibited a negative DTH response to unmodified tumor cells experienced any tumor response.  The results suggest enhanced RRs to the combination of IL-2 and autologous melanoma vaccine versus vaccine alone.  The graph below sets forth the differential between response rates in the various studies where such data was published.  The addition of IL-2 appears to have an effect on response rates.  As discussed in the section titled "Evaluation Criteria," BOTRR will be the surrogate endpoint utilized in our interim analysis to determine if we qualify for accelerated approval and is also an endpoint in our final analysis.

3Int. J. Cancer: 94, 531–539 (2001).

The 2004 BJC Study once again showed a correlation between DTH response and survival.  In all, 34 patients are included in this series, with a median follow-up of 21.5 months.  The overall survival rate of the whole group was 40 months.  Patients who attained a strong positive DTH to their autologous tumour cells had an overall survival from time of diagnosis of 54 months compared to 21 for those who had weak or negative DTH, a difference found significant.  Lotem noted that the difference may have been larger since there were two weak DTH patients that had exceptional long term survival that skewed the data of the whole group.  The p-value of this test indicated that the possibility that the result came about purely by chance was approximately 1.3 percent.

The graph below sets forth the Kaplan Meier curve for the aforementioned study.

While the five-year survival data of about 40 percent was consistent with what we had seen in other studies, overall survival over two years, especially for responders, but also for the group as a whole, was better than what we had seen in previous studies.  Based on a weighted average, it appeared that at the two-year mark, the measurement point to be looked at by the FDA pursuant to our SPA, over 70 percent of the total cohort was still alive, with approximately 90 percent of responders and slightly under 40 percent of non-responders still alive but we do not know if this result is statistically significant.  In a cohort of Stage III and IV melanoma patients, receiving the current standard of care, one would typically expect overall survival of 25 percent or less.

Taking into account all published and other evidence, we believe there is a possibility that the addition of IL-2 to our treatment regimen, as set forth in our SPA, may not only help us reach our endpoint needed for accelerated approval, but may in fact be synergistic with M-VAX in promoting overall survival over the periods  the FDA will be examining and possibly thereafter.  For that reason, we elected, with the FDA's permission, to add low dose IL-2 to our Phase III protocol.

Moreover, with respect to all studies, the safety profile of M-VAX, including the small studies incorporating IL-2, appeared to be very favorable.  There were no serious adverse events attributed to M-VAX.  Non-serious adverse events were similar to what has been observed in previous trials of the autologous, haptenized vaccine: mild-moderate injection site reactions in all patients, mild nausea from CY in some patients, and mild constitutional symptoms, such as fatigue, in some patients after M-VAX administration.

O-VAX.  Our former Chief Medical Officer, Dr. David Berd, has conducted two Phase I trials of an autologous, DNP-modified vaccine in patients with ovarian cancer.  In the first trial, 9 evaluable patients (10 total) with newly-diagnosed adenocarcinoma of the ovary underwent standard debulking surgery plus six cycles of chemotherapy (taxol + platinum) prior to receiving DNP-vaccine.  In the second trial, 13 evaluable patients (20 total) with bulky, chemotherapy-refractory disease were treated.  Positive DTH (5 mm induration) to autologous DNP-modified tumor cells was elicited in 19/22 patients (median = 14 mm induration).  More importantly DTH to unmodified tumor cells was induced in 17/22 patients and (median = 6mm).  A clinical response was observed as well: one patient, who had previously had excision of a peritoneal tumor, exhibited complete regression of a residual peritoneal mass by CT and a concomitant fall in serum CA-125 from 65 to six.  Some data suggest that reduction in CA-125 following therapy is associated with better overall survival in ovarian cancer.  Both the CT and CA-125 responses were maintained for six months.

Non-Small-Cell Lung Cancer

According to the American Cancer Society, lung cancer is the leading cause of cancer death for both men and women.  The American Cancer Society estimated that there would be 213,380 new cases of lung cancer and 160,390 deaths from lung cancer in the United States in 2007.  Historically, 80-85 percent of lung cancer cases have been non-small cell lung cancer ("NSCLC").  The low cure rate associated with NSCLC can be attributed to the absence of effective screening, the propensity for early spread, and the lack of effective treatment options for metastatic spread.

We believe that NSCLC may be a good target for our AC Vaccine immunotherapy approach but the program is presently dormant because we have determined that our limited resources would best be employed in developing M-VAX and/or O-VAX, which we currently believe represent potentially better commercial opportunities.  Lung cancers are chemically-induced, which increases the likelihood that they will express antigens recognized by the immune system.  Also, in clinical trials of M-VAX, we observed that melanoma lung metastases were more likely to respond well to the AC Vaccine than metastases in other sites.

In February 2004, we announced a collaboration with the thoracic surgery team at the University of Pennsylvania Cancer Center.  This collaboration allowed us to complete a feasibility study of the autologous, hapten-modified AC Vaccine for NSCLC.  The study demonstrated that vaccines could be manufactured successfully from most early stage tumors.  All the vaccines manufactured as part of the feasibility study also passed sterility tests.  These results formed the basis of our Phase I/II clinical trial of L-VAX to determine the safety of an autologous, hapten-modified NSCLC vaccine and its ability to induce a positive DTH response, as described below.

In November 2005, our IND for the treatment of resectable NSCLC was submitted to the FDA.  We commenced a Phase I/II clinical study of L-VAX for the treatment of NSCLC at the University of Pennsylvania Cancer Center in January 2006 but put the study on hold due to capital constraints.  When and if resumed, the study subjects will be patients with completely resectable primary NSCLC (Stage I, II, and early III).  They will undergo standard surgical resection, and the tumor tissue will be sent to us for manufacture of L-VAX.  Eligible patients will be assigned to one of three dosage groups.  The schedule of administration will be the same as the one optimized in previous melanoma trials.  The regimen for the NSCLC Phase I/II study includes low dose CY, which potentiates the immune response, probably by inhibiting regulatory T-cells, which, in turn, dampen the anti-tumor immune response.  Also, BCG is admixed with the vaccines because it functions as an immunological adjuvant.

The major endpoints of this study are the development of immunity to the patient's own NSCLC cells and a formal assessment of the safety of L-VAX.  Patients will be tested for DTH response to their own DNP-modified and unmodified NSCLC cells prior to treatment and after the initial seven weekly vaccine injections.  Following completion of the post-vaccine DTH testing, patients will be offered standard chemotherapy, which is now considered a standard of care, as an adjuvant treatment.  After chemotherapy, patients who remain well will be eligible for a booster injection of L-VAX at the eight-month point.  Adverse events caused by the L-VAX vaccine will be measured and recorded, with DTH results obtained at 2 ½ months and the maximum duration of the study for an individual patient being 12 months.

License and Research Agreements

The Thomas Jefferson University License and Research Agreement

We entered into an exclusive, worldwide license agreement with TJU for the AC Technology in November 1995.  The TJU license is a perpetual royalty-bearing license for the rights to the AC Technology, and provides for certain payments upon the occurrence of certain milestones.  As partial consideration, we paid $10,000 to TJU for the TJU license, $10,000 upon initiation of the first clinical trial, and $25,000 upon our receipt of approval from the FDA (or comparable international agency) to market products relating to the AC Technology (which payment was triggered by our receipt of that regulatory authorization in Australia where we decided not to commercialize our products at this time because of reimbursement issues).  We also issued to each of TJU and Dr. Berd 229,121 shares of common stock, representing 7.5 percent (15 percent in the aggregate) of our total outstanding voting securities at that time.  From November 2004 to December 2008, Dr. Berd served as our Chief Medical Officer.  Dr. Berd, who is currently the National Director of Immunotherapy for CTCA, continues to be valuable to our regulatory and development efforts for the AC Technology and he agreed, in mid-2010, to be the Principal Investigator of our Phase I/II O-VAX trials.

In addition to the milestone payments we have already made to TJU, we are obligated to pay TJU $10,000 upon the first filing of a marketing application with the FDA (or comparable filing with a comparable international agency) which is the only remaining milestone obligation under the license agreement.

We are presently obligated under the TJU license to spend a minimum of $500,000 per year on the development of the AC Technology until the AC Vaccine is commercialized in the United States or we may be considered to be in default of the license agreement.  If we file for the FDA's approval of a company-sponsored marketing application for the right to market an AC Vaccine product, we are permitted to spend less than $500,000 per year on the development of the AC Technology during the period of time the marketing application is under review by the FDA.

We are also obligated to pay TJU royalties of four percent (4%) of our net sales revenue and twenty percent (20%) of all revenues received from sublicenses relating to the AC Technology.  In 2009, we issued a sublicense to CTCA to utilize our AC Technology.  Since CTCA will not be commercializing our AC Vaccine, we do not have any obligation to pay royalties to TJU as a result of sublicensure.  In the event that we sublicense the commercial right to our AC Technology, we intend to transfer the primary obligation to pay royalties to the licensee through either direct payments or higher sublicense fees payable to us, which we would then pass on to TJU, although there can be no assurance that we will be able to do so.  We bear the expense of maintaining and defending the patents that are subject to the TJU license.

Research and Development Expenses

Our research and development activities focus primarily on clinical development and trials of our AC Technology for the treatment of melanoma and ovarian cancer.  Our clinical development program also includes the development of techniques, procedures and tests that need to be developed as part of the manufacturing of our biological product so that the product can be evaluated and potentially approved by regulatory authorities.

Our research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research personnel, payments to collaborators under contract research agreements, costs for our consultants and compensation, materials, maintenance and supplies for the operation and maintenance of our biological clean room facilities, which are necessary for the production of materials to be used in clinical trials.  All of these costs qualify as research and development expenses in accordance with the guidance included in Accounting Standards Codification ("ASC") No. 730, "Research and Development."

Manufacturing costs included in this category relate to the costs of developing, supporting and maintaining facilities and personnel that produce clinical samples in compliance with cGMP.  Our facilities and the personnel maintained for manufacturing are currently at what we believe are at least the minimum required for compliance with cGMP.  Based upon the current capacity of our facilities, our personnel and our current and future planned clinical trials, we have excess capacity for the production and testing of biological products.  We can use this excess capacity to generate cash in the form of contract manufacturing alliances but do not currently have plans to do so due to capital investment requirements.

Cumulative research and development costs incurred from inception through December 31, 2010 and December 31, 2009 were $59,860,209 and $57,976,563, respectively.  Research and development costs were $1,883,646 and $2,524,563 for the 12 months ended December 31, 2010 and 2009, respectively.  The majority of these costs relate to the maintenance and operation of our manufacturing facilities.  Our management estimates that greater than 90 percent of the periodic and cumulative research and development expenses incurred relate to our one major program, the AC Vaccine.  At this time, due to the risks inherent in the clinical trial process, risks associated with the product and product characterization and risks associated with regulatory review and approval of clinical product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization, but we believe they will be significant.  For example, we would need in excess of $50 million to complete the Phase III trial that we may conduct with respect to M-VAX.

Intellectual Property and Other Technology Protections

Our success will depend in large part on our ability to:

▪	Maintain and obtain patent and other proprietary protection for products, processes and uses of our products;

▪	Defend patents;

▪	Preserve trade secrets; and

▪	Operate without infringing the patents and proprietary rights of third parties.

We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications when possible in the United States and other select countries.  In November 1995, we entered into an exclusive, worldwide license agreement with TJU for patents and pending patent applications relating to the AC Technology.  Currently, six U.S. patents have been issued and are in force, all of which are subject to the TJU license.  In addition, one European patent (EP 0837687 – which expires June 6, 2016) has been granted and validated in France, Germany, Italy, Spain, Switzerland and the United Kingdom, and one European patent (EP 1082134 – which expires May 4, 2019) has been granted and validated in Belgium, France, Germany, Ireland, Italy, Luxembourg, Spain, Switzerland and the United Kingdom, all of which are subject to the TJU license.  Several patent applications are currently pending in the United States and other jurisdictions.  The following table summarizes the issued U.S. patents relating to the AC Vaccine:

Patent No.	Patent	Date Issued	Date Expires

6,333,028	Methods of using haptenized ovarian carcinoma tumor cells	December 25, 2001	July 24, 2017

6,403,104	Hapten-conjugated mammalian cells and methods of making and using thereof	June 11, 2002	March 16, 2020

6,458,369	Composition comprising tumor cells and extracts and method of using thereof	October 1, 2002	May 4, 2019

7,297,330	Low dose haptenized tumor cell and tumor cell extract immunotherapy	November 20, 2007	May 14, 2023

7,560,103	Composition and method of using carcinoma tumor cells	July 14, 2009	July 24, 2017

7,585,512	Composition and method of using tumor cells	September 8, 2009	May 4, 2019

U.S. Patent No. 5,290,551, "Treatment of Melanoma with a Vaccine comprising Irradiated Autologous Melanoma Tumor Cells Conjugated to a Hapten," was originally issued on March 1, 1994, and was placed in reissue.  The reissue application was subsequently abandoned.

These patents cover methods of making vaccines, compositions of matter, as well as therapeutic use.  We will seek to continue using our scientific expertise to pursue and file patent applications on new developments with respect to processes, methods and compositions to enhance our intellectual property position in the field of cancer treatment.

We also rely on trade secrets and proprietary know-how related to the production and testing of our products, especially when we do not believe that patent protection is appropriate or can be obtained.  Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement prohibiting the disclosure of our confidential information before they begin a relationship with us.

In addition to the protection afforded to us by virtue of our intellectual property rights, if M-VAX or O-VAX are approved by the FDA, we will receive seven years of market by virtue of the designation of these products by such agency as Orphan Drugs.  In addition, once we receive FDA approval for an AC Vaccine, recent legislation prevents any company from marketing a biosimilar (i.e., generic version) of our vaccine in the United States for a period of 12 years.  See "Orphan Drug Designation" and "Biosimilars."

Manufacturing and Marketing

AC Vaccines - General

Our AC Vaccine products under development are individualized therapies that are manufactured by first receiving tumors from a patient, treating those tumors to break them down to the basic cancer cell and creating a liquid vaccine using the cells as a raw material, then delivering the vaccine to the doctor's office for administration to the patient.  We believe that the key to success in developing and distributing individualized therapies is to employ a centralized manufacturing model, so that manufacturing cell based products can be a standardized process that can benefit from economies of scale and efficient distribution.  The basic model for the vaccine is "cells in-product out," where the final product looks like a traditional mass-produced drug to the end-user, but is manufactured individually.  We are not currently treating patients on a commercial basis because our AC Vaccine products have not yet been approved for commercial sale, and we are not currently undertaking any Phase III clinical trials.

We revalidated our Philadelphia facility for the purpose of establishing that facility as conforming with cGMP so that we could produce vaccines and other biologics at that location.  We have been processing tumor samples there since January 2010, following submission of a Chemistry, Manufacturing and Controls (CMC) filing, which contains information on manufacturing of our product and its specifications.  In October 2009, we submitted this filing to the FDA in connection with our O-VAX trials, and we believe our Philadelphia facility has sufficient capacity to produce enough vaccine for all of our anticipated domestic trials.

Firebird has a security interest in our intellectual property.  CTCA has a first priority security interest in all of the personal property comprising our laboratory operations at our Philadelphia facility, including all of our assets located at our Philadelphia facility and all intellectual property owned by us and used in connection with our Philadelphia facility, pursuant to the services, loan and security agreement (the "CTCA Security Agreement") entered into as of April 27, 2009 between us and CTCA.  Thus, if we default on our obligations to CTCA or Firebird ($1,260,492 and $1,900,000, respectively as of December 31, 2010) we could lose substantially all our assets.  We have not been servicing our CTCA debt, thus CTCA has the right to seek acceleration of our obligation to it and to take control of our Philadelphia facility and seize certain of our assets.  However, pursuant to the Intercreditor Agreement, CTCA has agreed to forbear its right to undertake these actions as long as various conditions are met including our maintenance of our Philadelphia facility such that we are able to produce vaccine for patients who CTCA enrolls in our Phase I/II clinical trial for O-VAX.  If certain conditions are not satisfied under the Intercreditor Agreement, which include maintenance of our ability to produce vaccine to enable CTCA in furtherance of the O-VAX trial, or if we, among other things, fail to obtain financing on or before September 30, 2011 in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and process CTCA's tumor sample into vaccine at least until December 31, 2011 (estimated to be $1,350,000) and (ii) on or before June 30, 2012 in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines for one year thereafter (estimated at $5,400,000), then CTCA will be permitted under the Intercreditor Agreement to exercise its aforementioned remedies.  Upon the retirement of our CTCA obligations, CTCA's security interest in our assets will cease to exist, and our production obligations under the CTCA Security Agreement will continue until the earlier of 2012 or our production of up to 120 AC Vaccines, at which time we may negotiate a new production agreement.  Any loss of assets to our creditors could have a material adverse effect on our business and will likely cause us to discontinue our operations.

Our facility based in Lyon, France has been essentially dormant since August 2009.  We currently conduct very limited operations in our Lyon facility and our Board of Directors is very strongly contemplating its near-term closure in order to preserve capital while we undertake the process of rebuilding our corporate and operational infrastructure and undertake other measures that we believe will promote our ability to raise the significant amount of capital to begin a pivotal Phase III trial on either M-VAX or O-VAX.  However, if we close our Lyon facility, we will become reliant on contract manufacturers to produce our vaccine for use in our trial sites outside the United States.  Such reliance is likely to cause enrollment in European sites for our trials to be slowed, increase manufacturing costs and cause us to lose an element of control over our manufacturing process.  We estimate that the potential cost of closing the Lyon facility could be several hundred thousand dollars.

Sources and Availability of Raw Materials

We do not expect to encounter significant difficulties in obtaining raw materials for M-VAX, O-VAX, L-VAX or any of our other AC Vaccine products, because they consist primarily of readily available chemical reagents and the patient's own tumor cells.  For our research and data collection, we depend on tumors supplied to us by clinical centers, hospitals and hospital groups such as CTCA.  We administer the AC Vaccine with BCG.  BCG is an approved product for other cancer indications and is being administered by other companies as a separate vaccine.  There are several sources of BCG, each formulation of which differs based upon the original source of the product.  If we are unable to continue to obtain the current strain of BCG used in our clinical trials, we may not be permitted by regulatory authorities to use another strain of BCG without conducting additional clinical studies with the new strain of BCG.

For our Phase III registration trial for M-VAX, the six weekly doses of M-VAX administered with BCG will be followed by the patients receiving a course of low dose IL-2 administered subcutaneously.  Although IL-2 is not a raw material used in our vaccines, it is an important part of our current Phase III registration trial.  IL-2 is produced exclusively by Novartis AG and its U.S. distribution partner, Prometheus Inc.  We have initiated discussions with Prometheus Inc. to secure a supply agreement for the sourcing of IL-2.  However, if we are unsuccessful in finalizing this agreement, we will be forced to seek an alternative supplier or to manufacture it internally.  If we are required to do so, the process may be costly and could cause significant delay to the timelines for our Phase III study.

Competition

We face substantial competition in the development of our products.  Competition comes from other companies that are developing the same type of products as ours, as well as other companies that are developing different types of products that are designed for the same uses as our products.  Competition also comes in the form of new product types and the extension of existing product types, both of which are continuously being researched and developed by scientists, government contractors and other companies.  We expect that this competition will continue in both the United States and international markets.

Cancer immunotherapies continue to evolve rapidly with new scientific breakthroughs that are expected to continue in the coming years with the evolution of new techniques and equipment.  We are aware of a number of entities, including academic institutions, government agencies and research institutions, early stage and developed bio-technology companies and pharmaceutical companies, that are currently developing cancer immunotherapies.  For example, Bristol-Myers Squibb has received notification from the FDA that its product named YERVOY has been approved for the treatment of patients with late-stage melanoma. Clinical and commercial success of this product could seriously impact our ability to attract clinical sites for the execution of our studies and could, in the future, impact the regulatory path for development of our product. Although therapies such as YERVOY are not vaccines, should they prove successful in extending survival and obtain commercial acceptance, these therapies could impact the usage of our AC Vaccines should our vaccines receive FDA approval.  Other companies, such as Vical, BioVex and Genta are currently enrolling patients in Phase III clinical trial involving melanoma vaccines or immunotherapies.  In addition, there are companies developing immunotherapies for the treatment of a variety of cancers, including Dendreon Corporation, Opexa Therapeutics, Onyvax Ltd., Antigenics and Biomira, Inc., whose technologies could prove to be competitively viable in those indications we plan to pursue.  As of December 2010, the National Institute of Health website, clinicaltrials.gov, listed 330 clinical studies for the treatment of melanoma.

In ovarian cancer treatment, we will also encounter significant competition.  Although ovarian cancer has limited treatment options, there are a number of companies developing a range of therapies such as Immunovaccine (vaccine), Roche (antibody), Exelisis (selective target inhibitors) and Oncolytics (traditional chemotherapeutic agents), as well as a number of other companies that are testing means of delivering dosages of traditional chemotherapies directly to the tumor site, in potentially higher concentrations, while seeking to avoid the severity of the systematic side-effects encountered when chemotherapies are delivered by traditional means.  As of December 2010, there are over 500 trials listed on clinicaltrials.gov recruiting patients for academic institutions and companies.  As with melanoma, any agent (or delivery mechanism) that proves successful in extending survival, or otherwise, and obtains commercial acceptance, could impact the utility and or/usage of our AC Vaccines should our vaccines be granted the FDA's approval.

The competition we face from these companies comes from several directions: in the areas of clinical trial site and patient recruitment, in establishing alliances with academic institutions and thought leaders, recruiting and retaining employees, hiring contractors to provide services in the execution of clinical studies and in establishing relationships with large bio-tech or pharmaceutical partners for joint development and collaboration relationships.  Negative clinical studies by other immunotherapy companies as well as failures in later stage clinical trials in our key indications could also have a negative effect on our ability to obtain financing, our development efforts, the acceptance of our development plans or the future commercialization of our products.

Government Regulation

The research, pre-clinical development, clinical trials, product manufacturing and marketing conducted by us or on our behalf are subject to regulation by the FDA in the United States, AFSSAPs (the French equivalent of the U.S. FDA) in France, and similar health authorities in other foreign countries, as well as the European Medical Evaluations Agency ("EMEA"), which has broad oversight over most European Member States.  Our proposed products and technologies also may be subject to certain other international, U.S. Federal, state and local government regulations, including, the Federal Food, Drug and Cosmetic Act, Public Health Service Act, and their state, local and foreign counterparts.

Generally, the steps required before a pharmaceutical or therapeutic biological agent may be marketed in the United States include: (i) pre-clinical laboratory tests, pre-clinical studies in animals, toxicity studies and formulation studies; (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug; (iv) the submission of a marketing application to the FDA; (v) approval of the manufacturing processes and controls; and (vi) the FDA's approval of the marketing application prior to any commercial sale or shipment of the drug.

Pre-clinical studies include both laboratory evaluation of the product and animal studies to assess the pharmacological activity and the potential safety and effectiveness of the drug.  These studies are mostly conducted under current Good Laboratory Practice regulations.  The results from the pre-clinical studies are submitted to the FDA in the IND.  Unless the FDA objects to an IND, it becomes effective 30 days following submission and the clinical trial described in the IND may then begin.

Clinical trials in humans begin once the IND becomes effective.  There are three main phases of clinical trials that a drug must go through in the United States before the drug is approved to be manufactured and marketed to the public.  These phases may involve testing of drugs in healthy human volunteers for assessment of safety (Phase I), followed by tests of effectiveness and safety in patients with illnesses the drug is designed to treat (Phases II and III).  In most instances, Phase III studies are the final group of studies that are conducted before a product can be submitted to the FDA for approval for commercial use.  In the case of life-threatening illness, the study process and phases of clinical trials may be compressed and accelerated.  In some cases, the FDA or foreign regulatory authorities may provide more flexible approval requirements.  Pivotal registration trials are large-scale Phase II or III trials, the data obtained from which are intended to be used to provide for the registration of a drug or product for market use.

Every clinical trial must be conducted under the review and oversight of an institutional review board ("IRB") at each institution participating in the trial.  The IRB evaluates, among other things, ethical factors in the design and implementation of the study, the potential risks to human subjects, and the possible liability of the institution.  In addition, when a sponsor has more than one clinical site participating in a study, they typically establish a DSMB that has additional oversight responsibilities for the safe conduct of the clinical studies.

The results of the pre-clinical and clinical trials are submitted to the FDA as part of a new Drug Application (NDA or BLA), approval of which is required to market the drug in the United States.  The marketing application also includes chemistry, manufacturing and control information which describes how and where the product will be manufactured.  The FDA review of a marketing application takes from one to two years or longer to complete, though reviews of treatments for cancer and other life-threatening diseases may be accelerated.  The process may take substantially longer, however, if the FDA has questions or concerns about a product, such as how a study was conducted or whether a sponsor can manufacture a product that complies with predetermined specifications.  Following review, the FDA may decide that an application does not satisfy scientific, regulatory or statutory criteria for approval and may require further information and testing.  In some cases, the FDA may approve a product but require the sponsor to commit to perform additional clinical tests as a condition of approval.  These are referred to as post marketing studies (Phase IV) and a drug's sponsor is required to inform the FDA of reports of any material adverse events just as it does during the earlier testing phases.

In addition to obtaining FDA approval for each product, each domestic drug manufacturing facility must be registered with the FDA.  Domestic manufacturing facilities are subject to inspections by the FDA and must comply with cGMP.  To supply products for use in the United States, foreign manufacturing facilities also must comply with cGMP, and are subject to routine inspection by the FDA and comparable foreign regulatory agencies under reciprocal agreements with the FDA.

If marketing approval of any of our products is granted, we must continue to comply with the FDA's requirements not only for manufacturing, but also for labeling, advertising, record keeping, and reporting adverse experiences and other information to the FDA.  In addition, we must comply with Federal and state health care anti-kickback laws and other health care fraud and abuse laws that affect the marketing of pharmaceuticals.  Failure to comply with applicable laws and regulations could subject us to administrative or judicial enforcement actions, including product seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products or withdrawal of existing approvals, as well as increased product liability exposure.

For clinical investigation and marketing outside the United States, we are subject to certain foreign regulatory requirements governing human clinical trials and marketing approval for drugs.  The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely for European countries both within and outside the European Union ("EU").  Normally, foreign marketing authorizations are applied for at a national level, although within the EU certain registration procedures are available to companies wishing to market their products in more than one EU member state.  The system for obtaining marketing authorizations within the EU registration system is a dual one in which certain products, such as biotechnology and high technology products and those containing new active substances, are reviewed and approved through a central regulatory system that provides registration throughout the entire EU.  Other products are registered by national authorities in individual EU member states.

Orphan Drug Designation

Both our melanoma and ovarian cancer treatment programs have received orphan drug designation from the FDA, a category created by the FDA for medications intended to treat rare diseases.  Orphan diseases are those that affect fewer than 200,000 individuals in the United States.  Diseases that affect more than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the medication and making it available in the United States will be recovered from sales in the United States for that medication, may also be granted orphan status because there is little financial incentive for the industry to develop such medication.  The orphan drug status gives the manufacturer specific financial incentives to develop a pharmacological agent, but does not convey any advantage in or shorten the duration of the regulatory review and approval process, although the FDA's approval of an orphan designated drug provides that drug with seven years of marketing exclusivity.  The FDA may not approve any other applications to market similar anticancer agents during the exclusivity period, except in very limited circumstances.

Biosimilars

The Biologics Price Competition and Innovation Act (the "BPCIA") was enacted in 2010 as part of the Patient Protection and Affordable Care Act of 2009.  The BPCIA authorizes the FDA to approve applications for products that can demonstrate that they are "biosimilar" to reference products previously approved under BLAs.  However, the FDA may not approve an application for a biosimilar product until at least twelve years after the date on which the BLA for the reference product was approved.

Company Information

We were incorporated in the State of New York on January 12, 1990.  On October 22, 1992, we merged into Walden Laboratories, Inc. (Walden), a Delaware corporation, which was incorporated on September 18, 1992.  We changed our name from Walden Laboratories, Inc., to AVAX Technologies, Inc., effective March 26, 1996.  We were previously an SEC-reporting company.  However, on March 31, 2009, we filed a Form 15 with the SEC deregistering our common stock under the Securities Act.  Upon filing the Form 15, our obligation to file reports and forms with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended, and the deregistration and termination of our reporting obligations became effective 90 days after filing.  We have not filed any financial information or quarterly or annual reports with the SEC following our filing of a Form 10-Q for the period ended September 30, 2008.  Since March 2009 through the present day, our common stock has been traded on the over-the-counter "Pink Sheets" under the symbol "AVXT.PK."  We are filing this Form 10 to provide current public information to the investment community and to comply with the applicable requirements for anticipated quotation of our common stock on the OTCBB.  To be quoted on the OTCBB, we need to be an SEC reporting company, current in our filings with the SEC, and to have a market maker in our common stock file an application with the Financial Industry Regulatory Authority for trading of our common stock on the OTCBB. There are no market cap, asset or other requirements for quotation on the OTCBB. As of the date of this Form 10, we do not satisfy any of the OTCBB’s requirements. However, after our Form 10 becomes effective, we will be an SEC reporting company in compliance with the OTCBB’s requirements and will be in a position to seek a market maker as the final step for quotation on the OTCBB. There is no guarantee that we will be successful in achieving or maintaining this authorization.

Our principal executive office is located at 2000 Hamilton Street, Suite 204, Philadelphia, Pennsylvania 19130.  The telephone number at that address is (215) 241-9760.  Our facility in Lyon, France is leased by Genopoïétic, our wholly-owned French subsidiary.

Employees

As of May 3, 2011, we had nine employees, consisting of one full-time employee at our subsidiary in France and eight full-time employees, including executive management (and our Chief Executive Officer), in the United States.  We also engage consultants to render services to our company.

Where You Can Find More Information

Upon the effectiveness of this Form 10, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  You can read our SEC filings, including this Form 10 and its exhibits, over the Internet at the SEC's website at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  We also intend to maintain a website at www.avax-tech.com, which is currently under reconstruction.  The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this Form 10.

ITEM 1A.  RISK FACTORS.

Our business, financial condition, results of operations and prospects may be impacted by one or more of the following factors, any of which could cause actual results to vary materially from historical and current results or anticipated future results.

Risks Relating to Our Business

Without a meaningful and immediate cash infusion, we will not be able to continue as a going concern.

We presently anticipate that our current cash resources will be sufficient to fund operations for only a very short period of time.  We currently do not generate any meaningful level of revenues from operations and do not expect to do so in the foreseeable future.  We are currently insolvent, meaning our outstanding liabilities exceed the value of our assets and are unable to pay all our liabilities as they become due.  Because of our limited cash and financial resources, we will be unable to continue as a going concern without a meaningful cash infusion.  We believe that our existing cash balances, which include the cash infusion from Firebird, will be sufficient to fund our currently planned level of operations into May 2011.  To remain operational, we will need to raise significant additional near-term capital. We need to raise a minimum of $6.5 million for the next 12 to 16 months thereafter in order to continue our Phase I/II clinical trials (which are being conducted in conjunction with CTCA) for O-VAX, the results of which we expect, but cannot ensure, should be available in approximately 12 to 16 months, to position ourselves to commence a larger clinical study involving a vaccine utilizing the AC Technology and for general corporate purposes.  If we do not complete our Phase I/II clinical trails for O-VAX within this period, we will need a minimum of additional $400,000 for each month after such period.  If our O-VAX trials are successful, or at such time as our Board of Directors deems appropriate, we intend to seek the significant funding needed to commence either the M-VAX or O-VAX Phase III trial.  In the past, we have had periods in which we have been unable to raise adequate capital and, as a result, we have ceased certain of our product development programs and have taken numerous other steps to reduce our cash expenditures.  Each of these steps, while conserving cash, has slowed the prospects of success in various product development efforts.  For example, in the past we suspended our development efforts, particularly with respect to the development of M-VAX.  Any slowdown in our development efforts can impair the timing of and ultimate success of those efforts.  If we are unable to complete a meaningful capital raise in the very near future, and potentially a small capital raise following the filing of this Form 10 in order to supply us operating capital until we are able to raise longer-term financing, we will be unable to continue as a going concern.  Even if we are able to raise additional funds, there is no assurance that the amounts will be sufficient to fund our ongoing operations.  The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets, and most likely cease operations or seek bankruptcy relief.  If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Firebird may be deemed to control our company.

As of May 3, 2011, Firebird owns approximately 61.90 percent of our issued and outstanding common stock (excluding shares underlying Firebird's convertible notes and warrants that are exercisable within 60 days of May 3, 2011), and may be deemed to beneficially own approximately 81.81 percent of our common stock, comprising 427,395,905 issued shares of our common stock, as well as 190,000,000 shares of common stock issuable upon the conversion of certain convertible notes and 566,017,093 shares of common stock underlying warrants that have an exercise price of $0.0117 per share.  The convertible notes and warrants are immediately exercisable.  Under our Certificate of Incorporation, on issues for which our stockholders are eligible to vote, the affirmative vote of a majority of the shares represented at a meeting, in person or by proxy, and entitled to vote, is required to approve an action.  Consequently, Firebird, acting individually, without the consent of any of our other stockholders, can approve actions that require stockholder approval and elect directors acceptable to it based on its share ownership.  In addition, Firebird has a right to appoint two designees to our Board of Directors or, at its option, up to two Board observers.  Firebird currently has no representatives serving in a management capacity at our company or on our Board of Directors except for Howard Fischer, our former director, who is currently a consultant to Firebird and who attends our Board meetings as an observer on behalf of Firebird.  Firebird's significant ownership percentage of our company may prevent our other stockholders from influencing significant corporate decisions.  Firebird's interests may not coincide with our interests or the interests of our other stockholders and its large ownership percentage of our company could impede change-of-control transactions that our other stockholders may want to initiate or support.

In case of default under our security agreements with CTCA and/or Firebird, our production agreement with CTCA, or the Intercreditor Agreement, we may forego our assets to these creditors and lose control of our Philadelphia facility, which would have a material adverse effect on our business or cause us to discontinue our operations.

Firebird has a security interest in our intellectual property.  CTCA has a first priority security interest in all of the personal property comprising our laboratory operations at our Philadelphia facility, including all of our assets located at our Philadelphia facility and all intellectual property owned by us and used in connection with our Philadelphia facility, pursuant to the services, loan and security agreement (the “CTCA Security Agreement”) entered into as of April 27, 2009 between us and CTCA.  Thus, if we default on our obligations to CTCA or Firebird ($1,260,492 and $1,900,000, respectively as of December 31, 2010) we could lose substantially all our assets.  We have not been servicing our CTCA debt, thus CTCA has the right to seek acceleration of our obligation to it and to take control of our Philadelphia facility and seize certain of our assets.  However, pursuant to the Intercreditor Agreement, CTCA has agreed to forbear its right to undertake these actions as long as various conditions are met including our maintenance of our Philadelphia facility such that we are able to produce vaccine for patients who CTCA enrolls in our Phase I/II clinical trial for O-VAX.  If certain conditions are not satisfied under the Intercreditor Agreement, which include maintenance of our ability to produce vaccine to enable CTCA in furtherance of the O-VAX trial, or if we, among other things, fail to obtain financing on or before September 30, 2011 in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and process CTCA's tumor sample into vaccine at least until December 31, 2011 (estimated to be $1,350,000) and (ii) on or before June 30, 2012 in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines for one year thereafter (estimated at $5,400,000), then CTCA will be permitted under the Intercreditor Agreement to exercise its aforementioned remedies.  Upon the retirement of our CTCA obligations, CTCA's security interest in our assets will cease to exist, and our production obligations under the CTCA Security Agreement will continue until the earlier of 2012 or our production of up to 120 AC Vaccines, at which time we may negotiate a new production agreement.  Any loss of assets to our creditors could have a material adverse effect on our business and will likely cause us to discontinue our operations.

Failure to retain key personnel, particularly our Chief Executive Officer, could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

Currently, we highly depend on the services of our Chief Executive Officer, but do not have an employment agreement with him.  We are in process of negotiating such agreement but there is no assurance that we will be successful in doing so.  In addition, we do not maintain key man insurance coverage on our Chief Executive Officer and do not intend to secure such insurance in the future.  Except for our Chief Executive Officer and our Executive Director of Global Manufacturing and Quality Control, we currently do not have any full-time senior management personnel.  Our Chief Executive Officer has critical knowledge about our operations and is involved in a broad range of critical activities, including providing strategic and operational guidance.  Loss of our Chief Executive Officer would have a significant adverse effect on us.

In addition, we currently have few employees and depend greatly on their efforts.  The development of our therapeutic products requires expertise from a number of different disciplines, some of which are not widely available.  We will need to secure the services of appropriate clinical and regulatory staff in order to execute our clinical trials in accordance with the FDA's requirements and for the advancement of our product candidates toward the FDA's approval and submission of data supporting approval.  Our inability to recruit and expand key management, and to retain scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our clinical, financing and business objectives, which would cause or business and financial results to suffer.  The quality and reputation of our scientific, clinical and regulatory staff, and their success in performing their responsibilities, may directly influence the success of development and future commercialization of our product candidates.  We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations and our ability to hire key personnel may be even more difficult due to our current financial situation.

Furthermore, we are heavily dependent upon the professional reputation of Dr. David Berd, our founder, our former Chief Medical Officer and the inventor of our AC Technology.  Dr. Berd is currently the National Director of Immunotherapy for CTCA, the specialized hospital group, but agreed, in mid-2010, to be the Principal Investigator on our Phase I/II O-VAX trials. The acceptance of the AC Technology within the oncology world is dependent upon Dr. Berd's professional reputation and his influence among thought leaders and other individuals in the medical and scientific communities.  If we are unable to access Dr. Berd's expertise and advice on a continuous basis, this could significantly impact the acceptance and future commercialization of our product candidates.  Although, as mentioned above, Dr. Berd has agreed to be the Principal Investigator of our Phase I/II O-VAX trials, he is not an AVAX employee, nor do we have any consulting or other advisory arrangements in place with him.  Accordingly, we cannot exercise control over Dr. Berd's availability to assist or advise AVAX.

The U.S. clinical trial and regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome remains uncertain.

To obtain regulatory approval for the commercial sale of our products in the United States, we must demonstrate through clinical trials that our products are safe and effective.  We will continue to incur substantial expense for, and devote a significant amount of time to, pre-clinical testing and clinical trials of our products in the United States.  The results from pre-clinical testing and early clinical trials should not be deemed as predictive of results that may be obtained in later clinical trials.  Data obtained from pre-clinical testing and clinical trials are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval.  Such delays would result in additional expense and lost opportunities.  We may not be able to obtain the funding to complete the U.S. regulatory approval process or we may fail to obtain FDA approval for our products.  In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.  Our business and financial condition will be materially and adversely affected by any delays in, or termination of, our clinical trials.  We may never be able to commercialize our AC Vaccine products in the United States or at all, which would have a significant adverse effect on our business and future prospects.

We believe at least $30 million will be required for us to have enough capital to enroll, treat and undertake the analyses necessary to determine whether M-VAX will meet its accelerated approval endpoint and at least another $20 million will be required to do all that is necessary to determine whether M-VAX will meet its final approval endpoint.  Difficulties that can be encountered in the conduct of a clinical trial include, but are not limited to, enrolling patients, patient follow-up, monitoring of clinical sites, regulatory compliance, regulatory inquiries all require significant resources.  Delays in any aspect of the conduct of the clinical trial can greatly increase the costs and time required to complete our planned clinical studies.

M-VAX and our other product candidates are based on novel technologies, which may raise new regulatory issues that could delay or make FDA approval more difficult.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved.  M-VAX and our other investigational active cellular immunotherapies are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of M-VAX and our other active immunotherapy products under development.

The European regulatory approval process for our products has been and will continue to be expensive and time consuming and the outcome remains uncertain.

The requirements governing the conduct of clinical trials, manufacturing, testing, control product registration and approvals, pricing and reimbursement outside the United States vary greatly from country to country.  In addition, the time required to obtain approvals outside the United States may differ significantly from that required to obtain the FDA's approval.  We may not obtain foreign regulatory approvals within the timeframe we may desire, if at all.  Approval by the FDA does not ensure approval by regulatory authorities in other countries, and foreign regulatory authorities could require additional testing.  Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products and may have a material adverse effect on our business and future prospects.

To offer any of our vaccine products for commercial sale in European Union countries in particular, we must either obtain the regulatory approval from the EMEA, which approval will be binding upon all European Union countries, or from the applicable regulatory body in each European or other country in which we desire to offer the product for commercial sale.  We have encountered regulatory delays in Europe in the past and may well experience further delays in achieving our desired regulatory approval in the future.  Our business and financial condition may be materially and adversely affected by delays in the regulatory approval process in Europe, and we may never be able to commercialize our AC Vaccine products in Europe, which would have a significant adverse effect on our business and future prospects.

Our Special Protocol Assessment, or SPA, with the FDA for our metastatic melanoma Phase III clinical trial does not guarantee any particular outcome from the trial with M-VAX, a faster regulatory review of our application, or regulatory approval to market M-VAX in the United States.

The protocol for our pivotal Phase III clinical trial for M-VAX, our AC Technology for the treatment of patients with metastatic melanoma, was reviewed by the FDA under its SPA process.  This FDA evaluation of our clinical trial protocol is intended to form the primary basis of an efficacy claim in support of a BLA and provides an agreement that the study design, including trial size, clinical endpoints and/or data analyses are acceptable to the FDA.  However, the SPA agreement is not a guarantee of approval.  The FDA may require additional Phase III testing because of events that occur within our trial or facts that become known to the FDA.  The FDA approves products for marketing based on a balancing of the risks and benefits associated with the product.  This balance can change, for example, if more or fewer adverse events are observed in the trial, if secondary endpoints fail to be met or raise questions that need to be addressed even if primary endpoints are achieved, or if another sponsor brings to market a competing product that may be perceived as more effective or less risky.  Neither we nor the FDA has control over these variables.  Thus, we cannot be certain that the design of, or data collected from, the M-VAX trial will be adequate to demonstrate the safety and efficacy of M-VAX, or otherwise be sufficient to support FDA or any foreign regulatory approval.  In addition, the SPA agreement may be changed by us or the FDA on written agreement of both parties, and the FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from the M-VAX Phase III clinical trial.  Because the factors beyond our respective control may change the regulatory review process or the standard of care for cancer patients, the FDA may interpret the agreement differently than either we and/or the FDA anticipated at the time it was entered into.  The data and results from the M-VAX Phase III clinical trial within the scientific and regulatory environment at the time we submit our BLA to the FDA for review will be the deciding factors for whether M-VAX will receive any regulatory approvals as a result of the SPA agreement or the M-VAX Phase III clinical trial.  Therefore, significant uncertainty remains regarding the clinical development and regulatory approval process for M-VAX for the treatment of patients with metastatic melanoma.

We may not be able to control the pricing of our products overseas.

Laws and regulations overseas will affect the price of our products.  Virtually all countries regulate or set the prices of pharmaceutical products, which is a separate determination from whether a particular product will be subject to reimbursement under that government's health plans.  Each country has its own system to determine whether a drug will be reimbursed and to set its price.  Applying for and negotiating reimbursement and approval will be time consuming, costly and may ultimately be futile.  If we are unable to receive an adequate price for our products, our financial results will materially suffer.

We are a development stage biopharmaceutical company, and we may never develop or successfully market any products.

Investors must evaluate us in light of the expenses, delays, uncertainties and complications typically encountered by development stage biopharmaceutical businesses.  The risks of a development stage biopharmaceutical company include:

▪
the possibility that the FDA may place a clinical hold on our studies if unexpected serious adverse events appear in our studies or if we encounter manufacturing difficulties leading to product adulteration;

▪
manufacturing challenges that arise because our vaccine is produced from a patient's own cancer cells which must be transported to our manufacturing facility from remote clinical locations, processed, and then returned to the clinical trial site;

▪	the ability to negotiate with the FDA product specifications that are acceptable and meaningful to ensure that subjects and patients receive well characterized product;

▪	our inability to generate revenues from other products or services while we work to develop our lead products and technologies;

▪	any scaleback of our development plans and increased timelines programs because of our limited cash resources and our need to raise additional capital or otherwise;

▪
we have no experience in obtaining reimbursement for, distributing, marketing or otherwise commercializing pharmacological agents and may either have to augment our organizational activities such that we have these competencies, which will require significant capital investment beyond those needed for clinical trials, or outsource or out-license these activities.  There can be no assurance that any third party would be interested in licensing the right to commercialize our products if approved.

As a result of these current and likely continuing challenges of being a development stage biopharmaceutical company, it may be that our products are never be successfully developed or marketed.  If we fail to develop or market our products, our business' prospects and ability to continue as a going concern will be significantly impaired.

We utilize two products in our AC Vaccines or clinical trials that are produced by third parties and depend on tumors provided to us by third parties, and the unavailability of these products and supplies could significantly delay our data collection and clinical trials and adversely affect our regulatory approval process in the United States or Europe, which in turn may materially impact our business, operations and financial position and prospects.

We administer the AC Vaccine with BCG, which is an approved product for other cancer indications and is being administered by other companies as a separate vaccine.  There are several sources of BCG, each formulation of which differs based upon the original source of the product.  If we are unable to continue to obtain the current strain of BCG used in our clinical trials, we may not be permitted by regulatory authorities to use another strain of BCG without conducting additional clinical studies with the new strain of BCG.

For our Phase III registration trial for M-VAX, the six weekly doses of M-VAX administered with BCG will be followed by the patients receiving a course of low dose IL-2 administered subcutaneously.  Although IL-2 is not a raw material used in our vaccines, it is an important part of our current Phase III registration trial.  IL-2 is produced exclusively by Novartis AG and its U.S. distribution partner, Prometheus Inc.  We have initiated discussions with Prometheus Inc. to secure a supply agreement for the sourcing of IL-2.  However, if we are unsuccessful in finalizing this agreement, we will be forced to seek an alternative supplier or to manufacture it internally.  If we are required to do so, the process may be costly and cause significant delay to the timelines for our Phase III study.

For our research and data collection, we depend on tumors supplied to us by clinical centers, hospitals and hospital groups such as CTCA.  We have no control over the number of the tumors received or the timing.  If we do not receive a sufficient number of tumors, our data collection and clinical trials would be delayed, which could have a material adverse effect on our business, operations, financing capabilities, financial condition and prospects.

We rely on data provided by our collaborators and others that has not been independently verified and could lead us to draw improper inferences, particularly if it proves to be false, misleading, incomplete or not reproducible.

We rely on third-party vendors, scientists, and collaborators to provide us with significant data and other information related to our projects, clinical trials, and our business.  We also rely on published and unpublished third party studies.  Reliance on such unconfirmed data could lead us to draw improper inferences, particularly if these third parties provide inaccurate, misleading or incomplete data, or data that is not reproducible.  If any of the foregoing were to occur, our business, prospects, and results of operations could be materially adversely affected.

We compete with other clinical programs and other treatments for patients for our clinical trials, which will affect our ability to enroll quickly our clinical trials.

We compete, and will compete, with numerous clinical trials and other treatment regimens for subjects to enroll in our clinical trials.  Sponsors of clinical trials, including us, provide information and other incentives to oncologists and other specialists to encourage them and their patients to participate in clinical trials.  Before a subject decides to volunteer to participate in a clinical study, that subject will discuss the likely risks and benefits that may arise from participation with both his or her own physician and the physician managing the study site.  As there are numerous other studies occurring simultaneously, a potential subject may decide to participate in our study, another study, or no study, depending on many factors that we cannot control.  We have experienced intense competition for subjects for our previous clinical trials.  If we are unable to obtain subjects to participate in our clinical trials, our development efforts will be significantly hindered.  Any such delay or hindrance could adversely affect our ability to bring a product to market prior to our competitors.  In addition, we currently rely on CTCA to recruit subjects for our studies.  This reliance is another factor outside our immediate control that will determine the completion of our Phase I/II O-VAX trials.  If we are unable to enroll a sufficient number of subjects into the trial within the proposed time frame, our capital raising abilities may suffer and our capital needs will increase.  Any such delays will likely have other significant adverse effects on our business, operations and prospects.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all, which would adversely affect our financial results and our ability to commercialize our product candidates.

A number of factors, including unexpected delays in the initiation of clinical sites, slower than projected enrollment, competition with ongoing clinical trials and scheduling conflicts with participating clinicians, regulatory requirements, approvals of new treatments for the same disease indication as our products, limits on manufacturing capacity and failure of a product candidate to meet required standards for administration to humans may cause significant delays in the completion of our clinical trials.  In addition, it may take longer than we project to achieve study endpoints and complete data analysis for a trial. For example, the recent approval of the immunotherapy, YERVOY, may impact our ability to enroll patients in our M-VAX trial in an adequate timeframe and may require us to consider changes to our current protocol.

We rely on academic institutions, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates, including (as noted earlier in this section) our reliance on CTCA for enrolling patients in our Phase I/II O-VAX trials and the timing thereof.  We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own.  Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations.  We also rely on clinical research organizations to perform much of our data management and analysis.  They may not provide these services as required or in a timely manner.  Each phase of testing is highly regulated, and during each phase there is risk that we will encounter serious obstacles or will not achieve our goals, and accordingly we may abandon a product in which we have invested substantial amounts of time and money.  We cannot state with certainty when or whether any of our products now under development will be approved or launched; whether we will be able to develop product candidate or products; or whether any products, once launched, will be commercially successful.

We are operating in a regulated industry where the guidance for acceptable manufacturing and testing of our products and processes is evolving, which creates uncertainties, delays and expenses for us.

Regulatory standards require that we produce our products in compliance with cGMP.  These requirements, as dictated by the applicable U.S. and European regulatory authorities, adopt the methods for end product standards and methods of analysis, for which the U.S. guidance is published in the U.S. Pharmacopoeia (similar guidance for Europe is published in the European Pharmacopoeia).  In February 2002, the U.S. Pharmacopeia issued a new general information chapter entitled "cell and gene therapy products," which became effective in April 2002.  This relates to the production and testing of cell and gene therapy products.  This is the first known industry general guideline specifically related to the manufacture of cell and gene therapy products.  New guidance can be expected as the cell and gene therapy areas of the pharmaceutical industry expand.  We will be required to adapt our existing physical facilities, process and procedures to these standards for the production of our products during clinical testing and for future commercialization.  The inability to adapt to these evolving standards will delay our ability to produce product for clinical testing and would delay our ability to enter into clinical trials, which would likely have a significant adverse effect on our business.

Even if our AC Technology receives regulatory approval and is determined to be safe and effective, our products may not gain commercial acceptance.

Even if the AC Technology is safe and effective, there is no guarantee of commercial acceptance, or of commercial acceptance in the way(s) we would expect.  Because the AC Technology is a new approach to the treatment of cancer, it must be accepted by both patients and physicians before it can be successfully commercialized.  The nature of the AC Vaccine requires current practitioners to revise the way they think about cancer and cancer treatment.  The marketplace of ideas, technologies and information is crowded, and we must develop the means to reach out to leading specialist physicians in each market about the AC Vaccine.  If we fail to gain market acceptance of our products, our revenues, business and prospects will materially suffer.

Our near-term prospects are highly dependent on M-VAX and O-VAX, our lead product candidates.  If we fail to obtain FDA approval for M-VAX, or our O-VAX Phase I/II trials fail to confirm the results of our M-VAX trial, our business would be harmed and our stock price would likely decline.

Our most advanced product candidate is M-VAX, an active cellular immunotherapy for advanced melanoma.  FDA approval of M-VAX depends on, among other things, the FDA finding our manufacturing protocol and controls, composition of the product and the data from our completed clinical trials sufficient to support approval.  We cannot offer any assurances or predict with any certainty that the FDA will approve M-VAX.  It is possible that the final results of our Phase III study may not meet the FDA requirements for licensure, or the FDA may determine that our manufacturing staff, methods, facilities or raw materials are insufficient to warrant licensure.  Furthermore, even if we receive FDA approval, we might not be successful in commercializing M-VAX.  Should any of these events occur, our business would be materially harmed and the price of our common stock would likely decline.  In addition, we anticipate that we will receive the results of our Phase I/II O-VAX trials prior to the commencement of our trials for M-VAX.  If the results of our O-VAX trials fail to confirm the relationship between DTH and immune response, it is likely that our business will be irreparably harmed, making it impossible to raise the capital to conduct further studies on either O-VAX or M-VAX.

There can be no assurances that the clinical data to date supports future efficacy studies of M-VAX.

No assurances can be given that the data obtained from our research and clinical trials to date will be corroborated in our Phase III program.  In other companies similar to us, there have been a number of situations where the Phase II data has provided compelling results, only to fail in much larger and more comprehensive Phase III clinical trial evaluations.  While we believe that the current Phase III program for M-VAX is designed to confirm previous data and reports, our failure to reproduce the data from earlier studies, none of which were conducted following all the components of the most rigorous protocols, in the Phase III trial will have serious adverse consequences on our ability to conduct any future studies.

We may not be able to compete with other companies, research institutes, hospitals or universities that are developing, producing or commercializing cancer treatment products and technologies.

Many other companies, research institutes, hospitals and universities are working to develop products and technologies in our specific field of cancer research.  Many of these entities have more experience than we do in developing, producing and commercializing cancer treatment products.  Most of these entities also have much greater financial, technical, manufacturing, marketing, distribution and other resources than we possesses.  We believe that numerous pharmaceutical companies are engaged in research and development efforts for products that could directly compete with our products under development.  In addition, some of our competitors have already begun testing products and technologies similar to our own.  These other entities may succeed in developing, receiving approval for and commercializing products before us or developing products and technologies that are safer and/or more efficacious than those that we are developing.  We expect competition in our specific area of research to intensify.  Recently, Bristol-Myers Squibb has received marketing approval for YERVOY, an immunotherapy for the treatment of metastatic melanoma.  Commercial and clinical acceptance of YERVOY may impact enrollment into our clinical studies for M-VAX, affect our ability to complete our clinical studies for M-VAX, and affect our ability to successfully market M-VAX if it is approved.  If our competitors are more successful than we are in developing, producing or commercializing products, our financial performance will materially suffer.

If governmental and insurance reimbursement is not available or is insufficient, a market for our products may never develop or be economically feasible.

The availability of governmental and insurance reimbursements of the costs of the vaccine is critical to ultimate physician and patient acceptance of the AC Technology.  In both the United States and other countries, sales of our products will depend in part upon the availability of reimbursement from third-party payors, which include government health administration authorities, managed care providers, and private health insurers.  For new products or technologies, reimbursement must be established under existing governmental or insurance regulations or practices.  We will be required to obtain reimbursement approvals (both governmental and insurance) in each country in which we obtain appropriate regulatory authority to market the AC Vaccine products.  Our AC Technology is new and is not similar to any product currently on the market, with the possible exception of Dendreon's Provenge.  Therefore, insurers may not readily accept our treatment for reimbursement.

In addition, third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services, in particular in important non-U.S. markets, but also in the United States.  Significant uncertainty surrounds the reimbursement status of newly approved health care products, and our products may not be considered cost effective by a particular governmental authority or insurer.  Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in the research and development of our products.  If we do not achieve reimbursement approvals for our products, our product sales and revenues from operations will suffer.

Recently enacted and future health reform legislation may make our products less profitable.

Recently enacted and future legislation could directly affect the ultimate profitability of pharmaceutical products and technologies.  The United States and other countries continue to propose and pass legislation designed to reduce the cost of healthcare.  The recently passed health care reform in the United States could result in reimbursement rates decreasing, and related efforts to reduce Medicaid expenses could place constraints on the prices of and reimbursements for our products.  Future legislation and regulations could further affect the pricing of and reimbursement for our products and our ability to sell our products at acceptable prices.  If the coverage and reimbursement rates for our products from third party payors are inadequate or unavailable, our profitability will suffer and the market acceptance of our products may be adversely affected.  In any such case, our business and financial condition will suffer.

We may lose control over the development, marketing and distribution of our vaccines if we enter into third party arrangements to perform or assist us in performing any of those functions.

We may seek alliances or strategic partnerships for one or more of our AC Vaccine products with large pharmaceutical companies to maximize our regulatory, clinical and commercialization efforts.  We may also have to depend on third parties to market and distribute our products.  We currently do not have the resources to develop fully, market or distribute M-VAX, O-VAX, L-VAX or any other products that we may develop in the future.  Moreover, it is particularly difficult and expensive to develop and distribute the AC Vaccine products, because they are custom made for each individual patient.

If we enter into alliances, strategic partnerships or distribution agreements with third parties, we may have less control over the development, marketing and distribution activities performed by third parties than if we were performing those functions with our own facilities and employees.  This lack of direct control could adversely affect the results, and ultimate success, of these activities and our business, operations and prospects.

We may not be able to obtain or defend our patents or operate without infringing upon the rights of others.

We invent and develop technologies that are the basis for or incorporated in our potential products.  We protect our technology through United States and foreign patent filings, trademarks and trade secrets.  We, as well as our current and potential future licensors, may be unable or have difficulty obtaining and defending our patents, maintaining our trade secrets and operating without infringing third party intellectual property rights.  If so, we could be delayed or prevented from manufacturing, using or selling our products.

The fact that we have filed a patent application or that a patent has been issued, however, does not ensure that we will have meaningful protection from competition with regard to the underlying technology or product.  Patents, if issued, may be challenged, invalidated, declared unenforceable or circumvented or may not cover all applications we may desire.  In addition, our pending patent applications as well as those we may file in the future may not result in issued patents.  It is also possible that one of our products, processes, or technologies may infringe upon an existing U.S. or foreign patent of a third party, or that other patents could issue in the future that could interfere with our ability to make, use or sell our products.  Patents may not provide us with adequate proprietary protection or advantages against competitors with, or who could develop, similar or competing technologies or who could design around our patents.

We also rely on trade secrets and proprietary know-how related to the production and testing of our products, especially when we do not believe that patent protection is appropriate or can be obtained.  Our policy requires each of our employees, consultants and advisors to execute a confidentiality and inventions agreement prohibiting the disclosure of our confidential information before they begin a relationship with us.  It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach.  It is also possible that our trade secrets or know-how will otherwise become known to or be independently developed by competitors.

Our business may bring us into conflict with our collaborators, licensees, licensors or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours.  If we are involved in a contractual dispute with our collaborators, licensees, licensors or others, or a patent dispute, we may lose certain licensed rights or have to pay significant legal costs, license fees or damages.  Such a dispute may also require a significant amount of management's time and attention, at the expense of other aspects of our business, which may require us to stop producing and selling our products and technologies.  It is also possible that if we require the use of other patents in order to be able to commercialize our products, we may not be able to obtain licenses for those patents.  If we encounter any such patent disputes or difficulties, or any other litigation relating to the ownership and use of intellectual property, our financial performance would likely suffer due to varied, unpredictable outcomes and judgments against us, including those that would require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, or which could have a significant adverse effect on our business.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  We currently have products liability insurance coverage for patients included in our clinical studies.  The insurance policy covers up to the first one million dollars ($1,000,000) in claims.  The coverage costs us approximately $40,000 per annum. We intend to obtain commercial product liability insurance coverage prior to any commercial product sales.  The future cost of that coverage cannot presently be determined.  However, this insurance coverage may not be adequate to cover claims against us or available to us at an acceptable cost, if at all.  Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues.  Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Termination of our activities, and potential closing of our facility, in Lyon, France could negatively impact us.

We have previously used our facility in Lyon, France for production of all vaccines and have been dependent on that facility for establishing clinical trial sites in Europe for our clinical trials.  We currently have only one employee remaining in our Lyon facility, conduct very limited operations there and our Board of Directors is seriously contemplating its near-term closure in order to preserve capital.  We estimate that the potential cost of closing our Lyon facility could be several hundred thousand dollars.  If we close our Lyon facility, we will have to engage one or more independent contractors to manufacture vaccines for use in Europe that have previously been manufactured in our Lyon facility.  This may also require us to obtain new regulatory approvals.  There is no assurance that we will be successful in engaging such contractors or obtaining such approvals, or that the transition will proceed smoothly.  Any difficulties in engaging such contractors would impede our ability to recruit patients in Europe, delay our clinical trials and negatively impact our financial condition.

Until such time that we can establish contract manufacturing arrangements, we will also be dependent on our Philadelphia facility for production of all our products.  If there is any disruption in production at that facility because of, for example, labor issues, fire or other damage to the building, or negative inspection results from a regulatory agency, we may not be able to continue clinical studies or manufacture product for sale.  Although it is possible to transfer manufacturing to other facilities, the facility validation and the FDA's approval would likely be time consuming and expensive and harm our business, operations and financial condition.

Due to current logistical constraints it is not feasible to source patient vaccines in Europe through our facility in Philadelphia.

Anti-takeover provisions in our Certificate of Incorporation and Bylaws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Our Certificate of Incorporation and our Bylaws contain provisions that might have an anti-takeover effect.  These provisions may have the effect of delaying, deterring or preventing a change in our control.  They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders' ability to approve transactions that they consider to be in their best interests.

Our Certificate of Incorporation permits our Board of Directors to issue preferred stock.  We could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of common stock, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock.  Our current stockholders have no redemption rights.  In addition, as we have a large number of authorized but unissued shares, our Board of Directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Further, our Bylaws provide that our stockholders may call a special meeting of stockholders only upon the request of at least 20 percent of the holders of our issued and outstanding shares entitled to vote.  This provision could delay a stockholder vote on certain matters, such as a business combination or removal of directors, and could have the effect of deterring a change in our control.  Our stockholders may, however, take action by written consent without a stockholder meeting.

These and other impediments to a third party acquisition or change of control could limit the price investors are willing to pay in the future for our common stock.

We may also become subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company.  One of these provisions would prevent us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

Our indebtedness could adversely affect our financial condition.

Our indebtedness and annual debt service requirements may adversely impact our business, operations and financial condition in the future.  For example, it could:

▪	increase our vulnerability to general adverse economic and industry conditions;

▪
limit our ability to raise additional funds by borrowing or engaging in equity sales in order to fund future working capital, capital expenditures, research and development and other general corporate requirements;

▪	require us to dedicate a substantial portion of our cash to service payments on our debt; or

▪	limit our flexibility to react to changes in our business and the industry in which we operate or to pursue certain strategic opportunities that may present themselves.

Risks Relating to Ownership of Our Common Stock and Being a Public Company

We do not intend to pay cash dividends in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future and intend to retain future earnings and other resources, if any, for investment in our business.  In addition, the terms of existing or future agreements may limit our ability to pay dividends.  Therefore, our stockholders should not expect to receive a return on their shares through the receipt of dividends.

Our common stock is not listed on a national securities exchange, which will continue to have an adverse impact on the liquidity and pricing of our common stock.

We were previously an SEC-reporting company.  Our common stock was publicly traded on the OTCBB from December 19, 1996 through July 9, 1997.  From 1997 until 2003, our common stock was listed for quotation on the NASDAQ under the symbol "AVXT," initially on the NASDAQ Small Cap Market and later on the NASDAQ National Market (currently, the NASDAQ Capital and NASDAQ Global Markets, respectively).  Our common stock was moved from the NASDAQ National Market to the NASDAQ Small Cap Market in 2002 and was delisted from the NASDAQ in August 2003 due to our failure to maintain the NASDAQ's minimum continuing listing standards.  From August 2003 through March 2009, our common stock was traded on the OTCBB.  On March 31, 2009, we filed a Form 15 with the SEC deregistering our common stock under the Securities Act.  We believe that these delistings have hurt the liquidity and pricing of our common stock, which currently trades only on the Pink Sheets with only limited public disclosure since we filed our Form 10-Q for the period ending September 30, 2008.  The trading efficiencies for our common stock associated with a listing on a national security exchange will not be present until our shares are re-listed, which may never occur.  We are filing this Form 10 to provide current public information to the investment community and to comply with the applicable requirements for anticipated quotation of our common stock on the OTCBB.  To be quoted on the OTCBB, we need to be an SEC reporting company, current in our filings with the SEC, and to have a market maker in our common stock file an application with the Financial Industry Regulatory Authority for trading of our common stock on the OTCBB. There are no market cap, asset or other requirements for quotation on the OTCBB. As of the date of this Form 10, we do not satisfy any of the OTCBB’s requirements. However, after our Form 10 becomes effective, we will be an SEC reporting company in compliance with the OTCBB’s requirements and will be in a position to seek a market maker as the final step for quotation on the OTCBB. There is no guarantee that we will be successful in achieving or maintaining this authorization.  Even if our common stock trades on the OTCBB, there is no guarantee that the volume of trading in shares of our common stock, or the prices at which our shares trade, will improve.  Poor liquidity in our shares will adversely impact our share price and our ability to and the terms on which we can raise capital.

The trading volume of our common stock is relatively low and a more active market may never develop.

The average daily trading volume in our common stock varies significantly, but is usually low.  On average, our common stock trades less than 50,000 shares per day.  This low average volume and low average number of transactions per day may affect the ability of our stockholders to sell their shares in the public market at prevailing prices or at all.  A more active trading market for our common stock may never develop.  If current trends continue, you may have difficulty selling your shares of common stock at acceptable prices or at all.

Our stockholders may experience dilution due to our financing activities.

We will need significant funding to carry out all of our development work on our vaccine product candidates.  The estimated cost of completing the development of either of our current vaccine product candidates and of obtaining all required regulatory approvals to market either of those product candidates is highly significant relative to our current market capitalization.  We believe that our current cash resources will be sufficient to maintain our Philadelphia facility and continue, on a limited basis, the conduct of our Phase II trial for O-VAX with CTCA into May 2011.  We need to raise significant additional near-term capital if we are to continue as a going concern. We need to raise a minimum of $6.5 million for the next 12 to 16 months in order to continue our Phase I/II clinical trials (conducted in conjunction with CTCA) for O-VAX, the results of which we expect, but cannot ensure, should be available in approximately 12 to 16 months, to position ourselves to commence a larger clinical study involving a vaccine utilizing the AC Technology and for general corporate purposes.  If we do not complete our Phase I/II clinical trails for O-VAX within this period, we will need a minimum of an additional $400,000 for each month after such period.  We have an immediate need to raise equity capital and also intend to seek additional funds through various financing sources in the future, which financings, if successful, will cause additional dilution to our stockholders.  The amount of this dilution may be substantially increased if the trading price of our common stock has declined at the time of any financing from its current levels or if we are forced to finance on terms that materially favor new sources of capital at the expense of existing sources of capital, an occurrence which we expect will occur to some, and possibly a meaningful degree.

Because our common stock constitutes a "penny stock," you may have difficulty selling our common stock in the secondary trading market.

The SEC has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share.  Additionally, if the equity security is not listed on a national securities exchange, the equity security also would constitute a "penny stock."  Because our common stock falls within the definition of penny stock, these regulations require the delivery, prior to certain transactions involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it.  Disclosure is also required to be made in certain circumstances regarding compensation payable to both the broker-dealer and the registered representative and current quotations for the securities.  In addition, monthly statements are required to be sent disclosing recent price information for the penny stocks.  Accordingly, the ability of broker-dealers to sell our common stock and the ability of stockholders to sell our common stock in the secondary market is limited.  As a result, the market liquidity for our common stock is adversely affected by the application of these penny stock rules.  Trading in our common stock will likely continue to be adversely affected by the application of these rules, which will negatively impact your ability to sell our common stock.

We may implement a reverse stock split, which may, among other things, reduce our trading volume and the attractiveness of our common stock as an investment.

We may implement a reverse stock split, in a range from one-for-ten (1-for-10) to one-for-fifty (1-for-50), inclusive.  The reverse stock split would be implemented due to, among other things, the low selling price of our common stock and the large number of shares of common stock that we have outstanding and to meet the requirements of certain national stock exchanges.  The reverse stock split must be approved by our stockholders, and there is no guarantee that such approval will be obtained.  While our Board has authorized the aforementioned reverse stock split, Firebird, which currently has sufficient voting power to cause the reverse stock split to take effect, has not committed to voting for the reverse stock split and we believe it will evaluate the merits of voting for or against such split at such time as our Board determines it is an appropriate for a reverse stock split to take place and seeks shareholder approval. If such approval is obtained and the reverse stock split is implemented, there is no guarantee that the reverse stock split will increase our share price.  We also cannot guarantee that any increase in the price of our common stock resulting from the reverse split will be proportionate to the reverse split ratio, prevail in the market for any specific period of time, increase the trading volume of our shares, or increase our ability to raise capital through the sale of our shares.  If the reverse stock split fails to increase our share price proportionate to the reverse stock split ratio, holders of our common stock will be adversely affected.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We have not maintained internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act of 2002.  The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.  We expect to begin the process of reviewing, documenting and testing our internal control over financial reporting after the effectiveness of this Form 10, including potentially hiring additional key management.  There is no assurance that we will successful in being able to attract additional management.  We might also encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting.  If we cannot favorably assess the effectiveness of our internal control over financial reporting, investors could lose confidence in our financial information and the price of our common stock could decline. We anticipate the costs associated with the preparation for and the conduct of audits, compliance with quarterly and annual regulatory filing requirements could amount to in excess of $300,000 per year based upon our past experience.  With additional filing requirements related to financing and potentially registering securities these costs may increase significantly should we undertake these activities.

Being a public company will increase our administrative costs and might further strain our resources and distract our management.

Upon the effectiveness of this Form 10, we will again become a public reporting company.  In complying with the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC, we will incur significant legal, accounting and other expenses that we did not incur as a non-registered company.  For example, we will be required to comply with additional internal control requirements, we may pay higher rates for director and officer liability insurance, and we will incur internal and external costs to prepare and distribute periodic public reports in compliance with our obligations under the securities laws.  These additional costs will lower our earnings and increase our ongoing need for capital.

The divestiture of shares eligible for future sale, especially by Firebird, may cause you significant dilution and result in a decline in our share price.

In addition to our 690,455,486 shares outstanding (including 1,030,756 shares of common stock issuable upon conversion of the Series C Preferred Stock outstanding as of May 3, 2011), 61.90% of which are held by Firebird, as of May 3, 2011, there were 675,413,545 options and warrants outstanding on a fully converted basis, of which 81.81% are held by Firebird.  As of May 3, 2011, 62,445,754 shares of our common stock have been previously registered under the Securities Act, of which 59,452,422 shares relate to non-affiliates.  Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 ("Rule 144") or Rule 701 ("Rule 701") of the Securities Act following the effectiveness of this Form 10, subject to the requirements described below.  "Restricted Securities," as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act.  These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701. These shares will generally become available for sale in the public market as follows:

▪	Approximately 146,892,421 restricted shares will be eligible for immediate sale upon the effectiveness of this Form 10; and

▪
Approximately 543,563,065 restricted shares will be eligible for sale in the public market 90 days after the effectiveness of this Form 10, subject to the holding period, volume, manner of sale and other limitations, where required, under Rule 144 and Rule 701.

If the holders, especially Firebird, convert, exercise or receive those securities, or similar dilutive securities we may issue in the future, stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace, especially by Firebird, would likely depress our stock price.

ITEM 2.  FINANCIAL INFORMATION.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this Form 10.  In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors"  and elsewhere in this Form 10.

General

Since our inception, we have concentrated our efforts and resources on the development and commercialization of individualized vaccine therapies and other technologies for the treatment of cancer.  These efforts require that we expend money in the development and clinical testing of our products, as well as for maintaining operations and facilities, for general and administrative expenses and general corporate purposes.

We have been unprofitable since our founding and we fund our losses primarily through debt and equity offerings of common stock.  We incurred a cumulative net loss of $122,287,154 from inception through December 31, 2010 (of which $18,694,825 represents non-cash losses attributable to accounting for our outstanding warrants and the imbedded options in several of our convertible note agreements, which we will refer to hereafter as "Non-Cash Derivative Charges").  We expect to continue to incur operating losses, primarily due to the expenses associated with our product development efforts and the cost of maintaining our manufacturing facilities in the United States and, currently, in France.

Our financial statements are materially impacted by our accounting for derivatives instruments related to our offering of debt or equity securities.  We have determined that in our convertible loan financings, the conversion feature of the debt instrument, as well as the warrants issued and related to our common stock, qualify as derivative liabilities and must be accounted for as such.  We measure the value of our derivative liabilities with a mathematical model (binomial model) that uses a number of factors including the historical fluctuations in our share price, the exercise or conversion price of the instrument, current market rates for government securities and the expected life of the instrument.  Due to the inputs, our liability becomes greater as our share price increases (as the value of the shares we may potentially be called upon to issue becomes larger), and the liability decreases as our share price declines (as the value of the shares we may potentially be called upon to issue becomes smaller).  The changes in the value of our derivative liabilities flow through our income statement each period, meaning that as our share price declines we will report higher income than when our share price increases and when our share price increases we will report lower income than when our share price decreases.  During the twelve months ended December 31, 2010, we recorded a net loss of $11,993,094, of which $4,675,825 resulted from recording the change in derivative liability.  During the twelve months ended December 31, 2009, we recorded a net loss of $19,424,459, of which $13,886,900 resulted from recording the change in derivative liability.

The continuation of our current plan of operation requires us to raise significant additional capital immediately, and if we are successful in raising capital, our ability in the future to raise significant additional capital at once or through successive issuances to allow us to develop products, obtain regulatory approval for our proposed products, enter into agreements for product development, manufacturing and commercialization, maintain operations and for general corporate purposes.  If we default on our obligations to CTCA pursuant to our various agreements, especially if we fail to maintain our Philadelphia facility to permit us to produce vaccine for patients who CTCA enrolls in our Phase I/II clinical trials for O-VAX, we could lose our assets and control of our Philadelphia facility.  CTCA would currently have the right to seek acceleration of our obligations and to take control of our Philadelphia facility because we have not been servicing our CTCA debt.  However, pursuant to the Intercreditor Agreement, CTCA has agreed to forbear its right to undertake certain actions as long as various conditions are met. If we do not meet certain milestones and satisfy certain conditions under the Intercreditor Agreement, then CTCA will be permitted under the Intercreditor Agreement to take operational control of our Philadelphia facility, by virtue of taking an assignment of the real estate lease covering our Philadelphia facility, and to take ownership of certain assets in that facility, including all licensures, contents, equipment and inventory then located in or associated with the operation of our Philadelphia facility.  None of our products, including M-VAX, currently generate any material revenue, and we may never achieve significant revenues or profitable operations from the sale of M-VAX or any other products that we may develop.

The major challenges for us and others in the biopharmaceutical industry are the significant costs, time and uncertainties related to efforts to obtain regulatory approval to market drug products in the United States and foreign countries.  Please refer to the section entitled "Risk Factors" for further discussion regarding these challenges.

Capitalization

As discussed under "Plan of Operations—Background" below, we have undertaken certain transactions that have significantly altered our capitalization.  The table below sets forth our capitalization as of May 3, 2011, setting forth the number of shares of common stock currently outstanding and the fully-diluted number of shares that would be outstanding in the event that all warrants and options presently issued were exercised and Firebird elected to convert its notes obtained in the 2008 and 2009 financings into our common stock.

Common stock or common equivalents
Common stock outstanding	689,424,730
Common stock convertible from Series C Preferred Stock	1,030,756
Common stock convertible from convertible notes	190,000,000
Options and warrants outstanding	675,413,545
Total options and warrants on a fully converted basis	1,555,869,031

Research and Development Expenses

Our research and development activities focus primarily on clinical development and trials of our AC Vaccine technology for the treatment of melanoma and ovarian cancer.  Our clinical development program includes the development of techniques, procedures and tests that need to be developed as part of the manufacturing of our biological product so that the product can be evaluated and potentially approved by regulatory authorities.

Our research and development expenses consist primarily of costs associated with the clinical trials of our product candidates, compensation and other expenses for research personnel, payments to collaborators under contract research agreements, costs for our consultants and compensation, materials, maintenance and supplies for the operation and maintenance of our biological clean room facilities, which are necessary for the production of materials to be used in clinical trials.  All of these costs qualify as research and development expenses in accordance with the guidance included in ASC No. 730, "Accounting for Research and Development Costs."

Manufacturing costs included in this category relate to the costs of developing, supporting and maintaining facilities and personnel that produce clinical samples in compliance with cGMP.  Our facilities and the personnel maintained for manufacturing are currently at what we believe are at least the minimum required for compliance with cGMP.

Cumulative research and development costs incurred from inception through December 31, 2010 and 2009, were $59,860,209 and $57,976,563, respectively.  Research and development costs were $1,883,646 and $2,524,563 for the 12 months ended December 31, 2010 and 2009, respectively.  The majority of these costs relate to the maintenance and operation of our manufacturing facilities.  Our management estimates that greater than 90 percent of the periodic and cumulative research and development expenses incurred relate to our one major program, the AC Vaccine.  At this time, due to the risks inherent in the clinical trial process, risks associated with the product and product characterization and risks associated with regulatory review and approval of clinical product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization, but we believe they will be significant.  For example, we would need in excess of $50 million to complete the Phase III trial that we may conduct with respect to M-VAX.

Operational Expenditures

We anticipate that the cost of keeping our Philadelphia facility functional, employing our senior management and other personnel, professional fees associated with resuming our status as a publicly reporting company trading on an active market, maintaining our patents and other expenses necessary to remain operational, including those for general corporate purposes, will be between $450,000 and $550,000 per month for the next 12 to 16 months.  This level of cash usage is significant and will mean that even if we raise enough capital to cover a year's worth of operating expenses, we will need to devote significant management and other resources to additional capital raising activities.  See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources."

Plan of Operations

Background

In October 2006, we announced that we had reached a SPA agreement with the FDA to conduct a pivotal Phase III clinical trial for M-VAX, our AC Technology for the treatment of patients with metastatic melanoma.  The SPA is a written agreement between AVAX and the FDA regarding the trial design, surrogate endpoints to be used as a basis of filing for accelerated approval of M-VAX and the statistical analysis plan necessary to support the FDA's approval of M-VAX. Under the SPA, we agreed to enroll up to 387 patients with Stage IV melanoma in a Phase III study, who will be assigned in a double-blind fashion at a two to one ratio to M-VAX or a placebo vaccine.  The data analysis plan for the study includes an interim analysis of BOTRR (complete and partial) to be performed when 50 percent of our patients (194 patients) have completed assessment of their best anti-tumor response.  The comparison of the BOTRRs for the M-VAX and control groups will be used as the basis for an initial BLA submission under 21 CFR 601 Subpart E, which provides for accelerated approval using a surrogate endpoint in certain life threatening diseases.  The analysis of overall survival will be performed when the requisite number of patients have reached, or failed to reach, as the case may be, the two-year survival mark following the initiation of their treatment regimen, such that a conclusion can be drawn as to whether at least 34 percent of patients have reached this overall two-year survival benchmark or that it is no longer statistically possible for such benchmark to be met.

In April 2007, we announced that we entered into definitive agreements for the sale to certain accredited and institutional investors of approximately 80,000,000 shares of our common stock for gross proceeds of $10,000,000.  In connection with the purchase of the shares, we also agreed to issue to the investors warrants to purchase an additional 80,000,000 shares of common stock.  Firebird participated in this offering in the amount of $3,000,000, for which it received 24,000,000 shares of our common stock and 24,000,000 warrants.  For a description of this transaction, please see the section titled "Recent Sales of Unregistered Securities."

In November 2007, we began enrollment in our Phase III Registration study for the treatment of patients with Melanoma with M-VAX, our AC Technology for the treatment of melanoma under the aforementioned SPA.

On October 24, 2008, we issued a convertible promissory note (hereinafter "2008 Note") in the amount of $1,321,000 to certain accredited investors, including Firebird, which invested $500,000 of this amount, and JFE Hottinger & Affiliates, which invested $250,000 of this amount.  In addition, the note holders were issued warrants to purchase 13,210,000 shares of our common stock, as adjusted pursuant to the 2008 Note's anti-dilution provisions.  The notes and the warrants were sold pursuant to an exemption from registration under the Securities Act.  For a description of this transaction, please see the section titled "Recent Sales of Unregistered Securities."

On March 31, 2009, we filed a Form 15 with the SEC deregistering our common stock under the Securities Act.  Upon filing the Form 15, our obligation to file reports and forms with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended, and the deregistration and termination of our reporting obligations became effective 90 days after filing.  In addition, due to our financial circumstances, our Board of Directors decided to temporarily suspend enrollment for ongoing Phase III Registration in our M-VAX trial for Stage IV melanoma patients.  In March 2009, we contacted the FDA and notified them that we were no longer accruing patients into this study.  We determined that it was necessary to take these steps in order to preserve our limited remaining financial resources to remain marginally operational, as we found it extremely difficult to raise capital to fund our trials.  These financing issues coincided with the FDA's 2007 decision to reject Dendreon Corporation's BLA for its now commercially marketed prostate cancer vaccine candidate Provenge®, despite the recommendation by the FDA's Oncologic Drugs Advisory Committee that the vaccine be approved.

In 2007, we entered into the CTCA Production Agreement, pursuant to which we were required to fulfill certain production obligations for biological vaccines, and CTCA was obligated to make certain payments to us and to purchase and install several equipment items.  We were unable to perform many of our obligations and were in breach of the terms of the CTCA Production Agreement.  Subsequent to the initiatives taken by us in March 2009, and due to our indebtedness to several creditors, including CTCA, as of April 27, 2009, we entered into the CTCA Security Agreement whereby the CTCA Production Agreement would remain in effect, CTCA would control the operation and maintenance of our Philadelphia facility for a period of six months and the funds advanced to us as of that date for operating expenditures would become a loan payable.  During such period, during which CTCA operated and maintained our Philadelphia facility, CTCA advanced to us the costs of operations, and we granted to CTCA the unrestricted right to negotiate with all vendors and customers of our Philadelphia facility. As of October 31, 2009, CTCA ceased to control the operations of our Philadelphia facility and no longer had the right and authority to negotiate with our vendors and customers. Pursuant to the CTCA Security Agreement, we granted to CTCA a first priority security interest in all of the personal property comprising our Philadelphia facility, including all of our assets located at our Philadelphia facility and all intellectual property owned by us and used in connection with our Philadelphia facility whether then in existence or later acquired.  As of December 31, 2009, CTCA had made additional cost advances to us pursuant to the CTCA Security Agreement of approximately $940,000 and made $400,000 in cash advances.  We are now receiving offsets (currently in the amount of $7,500 per vaccine manufactured on behalf of CTCA) against this loan in part through the production of our AC Vaccines for CTCA, and as of December 31, 2010, our balance owing to CTCA is $1,260,492.

If we default on our obligations to CTCA pursuant to our various agreements, especially if we fail to maintain our Philadelphia facility to permit us to produce vaccine for patients who CTCA enrolls in our Phase I/II clinical trials for O-VAX, we could lose our assets and control of our Philadelphia facility.  CTCA would currently have the right to seek acceleration of our obligations and to take control of our Philadelphia facility because we have not been servicing our CTCA debt.  However, pursuant to the Intercreditor Agreement, CTCA has agreed to forbear its right to undertake certain actions as long as various conditions are met.  If certain conditions are not satisfied under the Intercreditor Agreement, for example if we, among other things, fail to obtain financing: (i) on or before September 30, 2011, in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines until at least December 31, 2011, and (ii) on or before June 30, 2012, in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines for one year thereafter, then CTCA will be permitted under the Intercreditor Agreement to exercise its aforementioned remedies.  Pursuant to the CTCA Security Agreement, we agreed that any transaction wherein we may be acquired by another corporation or entity will not release us or our subsequent owner from our obligations to produce AC Vaccine and other products pursuant to the CTCA Security Agreement.  In the event that we do not produce AC Vaccines, or experience a substantial decline in the output of our Philadelphia facility until the earlier of (a) 2012 and (b) our production of up to 120 AC Vaccines, then CTCA has the right to take operational control of our Philadelphia facility, by virtue of taking an assignment of the real estate lease covering our Philadelphia facility, and to take ownership of certain assets in that facility, including all licensures, contents, equipment and inventory then located in or associated with the operation of our Philadelphia facility.  Upon the retirement of our CTCA obligations, CTCA's security interest in our assets will cease to exist, and our production obligations under the CTCA Security Agreement will continue until the earlier of 2012 or our production of up to 120 AC Vaccines, at which time we may negotiate a new production agreement.

In October 2009, we closed a loan financing (hereinafter "2009 Note") pursuant to a convertible note and warrant purchase agreement with our largest stockholder, Firebird.  Pursuant to the agreement, we issued a convertible promissory note, originally due June 1, 2010, in the aggregate principal amount of $1,400,000 and convertible at a price of $0.01 per share, and issued a warrant to purchase, in aggregate, 93,333,333 shares (as subsequently adjusted as described below) of our common stock, par value $0.004 per share at an exercise price of $0.015 per share.  The 2009 financing triggered the anti-dilution provisions in the definitive agreements from the 2008 Note involving the sale of convertible promissory notes and warrants to certain accredited investors (including Firebird) and our current and then-existing insiders.  The proceeds of this financing were directed to working capital, to recertify/obtain cGMP status for and operate our Philadelphia facility, and to provide funding necessary to pursue a recapitalization in an amount sufficient to seek funding for our pivotal Phase III clinical trial of M-VAX for the treatment of Stage IV melanoma.  We were unsuccessful in raising the substantial amount of financing needed to fund our M-VAX trials following the October 2009 financing.  For a description of this transaction, please see the section titled "Recent Sales of Unregistered Securities."

On February 16, 2010, we entered into a convertible promissory note ("2010 Note") in the amount of $231,745 with certain accredited investors similar to the terms of the notes entered into in the 2008 Note above.  The notes bear interest at the rate of six percent and matured on June 1, 2010.  The notes are convertible into our common stock at a rate of $0.01 per share for each dollar of unpaid principal and interest on the note.  In addition, the note holders were issued warrants to purchase 15,466,667 shares of common stock at a price of $0.015 per share.  These notes and warrants were converted to shares of our common stock in connection with our October 2010 financing.

On April 1, 2010, we entered into a subscription agreement with certain of our existing stockholders.  Pursuant to the subscription agreement, the stockholders could acquire additional shares of our common stock through the exercise of previously issued warrants, after which they would receive a replacement warrant at an exercise price of $0.015 per share, or they could purchase a unit consisting of one share of common stock and a warrant to purchase one share of common stock at $0.015 per share.  Total proceeds received were nine hundred and sixty thousand dollars ($960,000) and resulted in the issuance of 64,000,000 shares of common stock and warrants to purchase 64,000,000 shares of common stock at a price of $0.015 per share.

On June 4, 2010, we entered into a subscription agreement of one million dollars ($1,000,000) with Firebird for the purchase of 20,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock at an exercise price of $0.05 per share.

On October 28, 2010, we entered into a non-binding agreement with Firebird to invest up to $2,000,000 to meet our working capital needs.  The initial advance, in the amount of $1,300,000, was received on November 4, 2010 in consideration for the exercise of warrants, which had been issued in connection with the June 4, 2010 financing, the number of which was adjusted in connection with the agreement.  Firebird consummated the initial advance by exercising warrants for 111,111,111 shares of common stock, which, as mentioned below, were modified as part of the agreement such that they were exercisable at $0.0117 per share.  The June 4, 2010 financing agreement contained a provision that if Firebird exercised any or all of its warrants in connection therewith within 12 months after their issuance, Firebird would receive a replacement warrant for that number of warrants exercised.  Accordingly, we issued a replacement warrant to Firebird to purchase 111,111,111 shares of common stock at an exercise price of $0.0117 per share.  At that time, to the extent that Firebird exercised warrants to provide us additional funds, and such funding is completed prior to June 4, 2011, we would be required to issue up to an additional 316,239,316 replacement warrants to Firebird at an exercise price of $0.0117 per share.

Immediately prior to Firebird's initial advance and as a condition thereof, except for Firebird, (i) all holders of the 2008 Notes and warrants received in connection therewith, (ii) all holders of warrants received in connection with the April 2010 financing, and (iii) all holders of the 2010 Notes agreed to convert their notes to our common stock at an exercise price of $0.01 per share and to either exercise or forfeit their warrants obtained in these financings.  All holders of warrants elected to forfeit their warrants.  Pursuant to the agreement, we agreed to issue an additional 65,470,085 shares of common stock to Firebird, to increase the number of shares for which the warrants issued in the June 4, 2010 financings could be exercised, from 100,000,000 underlying shares to 427,350,425 shares, and modify the exercise price of the warrants from $0.05 to $0.0117 per share.  This modification along with our agreement to reduce or eliminate the minimum change in price required to cause anti-dilution protection to become effective, triggered the anti-dilution provisions of the all warrants purchased by Firebird since 2008, such that all are now exercisable at $0.0117 per share.  Interest on the 2008 Notes was accrued and paid to each holder  through June 1, 2010, the maturity date of the 2008 Notes at that time.  Any interest accrued as of that date was forfeited, immediately before the 2008 Notes were converted to common stock.  Firebird agreed to forego its cash interest and instead received interest in the form of common stock priced at the 2008 and 2009 Notes' adjusted conversion price of $0.01 per share.  Interest on the 2008 Notes started accruing again as of October 29, 2010 pursuant to the agreement between Firebird and us to extend the term of the 2008 and 2009 Notes, as described, with certain other modifications, below.  Interest on the 2009 Notes never stopped accruing.

Pursuant to the agreement, Firebird agreed to forfeit all 24,000,000 warrants it received in connection with the April 2007 financing.  At his election Dr. Prendergast forfeited approximately 50 percent of the warrants issued to him as compensation in April 2010, and we agreed to extend the maturity date of the remaining 2007 warrants held by others by one year, such that they now expire on October 24, 2013.  These warrants are exercisable at $0.15 per share.

In late January 2011, Firebird provided us with an additional cash infusion of $700,000, which was effected through Firebird's exercise of warrants received in the June 2010 financing noted above at an exercise price of $0.0117 per share, resulting in the issuance of 59,829,060 shares of our common stock to Firebird. In March 2011, Firebird supplied us with $750,000 through an exercise of the same class of warrants, resulting in the issuance of 64,102,564 shares of our common stock to Firebird. In May 2011, Firebird supplied us with $397,800 through an exercise of the same class of warrants, resulting in the issuance of 34,000,000 shares of our common stock to Firebird. As part of the exercise of these warrants, replacement warrants with substantially identical terms were issued to Firebird.  To the extent that Firebird exercised warrants from the June 2010 financing to provide us with additional funds, and such funding is completed prior to June 4, 2011, we would be required to issue up to an additional 158,307,690 replacement warrants to Firebird at an exercise price of $0.0117 per share.

On January 5, 2011, we reached an agreement with Firebird to extend the term of the 2008 Notes and the 2009 Notes to September 30, 2011 (as well as to amend the terms of all Note and warrant agreements between us and Firebird as of October 28, 2010).  We have been in default on these Notes since their amended maturity date of June 1, 2010.  As consideration for the extension of the maturity date, we agreed to increase the rate of interest on each note as of October 28, 2010 by 200 basis points from six percent to eight percent and to pay such interest on a quarterly rather than an annual basis.  The extension agreement also provided us the option to pay interest either in kind or in common stock at the then effective conversion price rather than in cash, provided that if cash interest is not paid, Firebird may determine whether it will receive interest in kind or in common stock.  The provisions regarding the form, but not the timing, of the interest payment will apply retroactively as if they were put in place on the initial issuance date of the 2008 and 2009 Notes.

In addition, pursuant to the extension agreement, we were required to file this Form 10 with the SEC prior to January 10, 2011. Because we did not file this Form 10 by that date, Firebird received an additional 75 basis points of interest from such date on the 2008 and 2009 Notes, respectively, and a new interest rate of 8.75 percent effective as of that date. The interest rate on the 2008 and 2009 Notes will increase by an additional 75 basis points if we do not file a Registration Statement under the Securities Act of 1933, as amended (the "Registration Statement") with the SEC within five business days after the Form 10 is declared effective. Firebird agreed to waive this five business days requirement until April 29, 2011. The interest rate payable to the holders of the 2008 and 2009 Notes will also increase by 50 basis points on the 91st day after filing of the Form 10 if the Form 10 is not declared effective by such date and will increase by an additional 50 basis points as of the end of each 30-calendar-day period thereafter if the Form 10 has not been declared effective by the end of such period. After the Form 10 has been declared effective, the interest rate payable to the holders of the 2008 and 2009 Notes will be increased by (i) an additional 50 basis points if the Registration Statement has not been declared effective as of the end of the 45th day following the effective date of the Form 10 and (ii) an additional 50 basis points for each 30-calendar-day period thereafter if the Registration Statement has not been declared effective by the end of such period. Notwithstanding the foregoing, the aggregate increases in the interest rate payable to the holders pursuant to our agreement with Firebird will not cause the interest rate to exceed the lesser of (i) 18 percent per year and (ii) the maximum interest rate permissible under applicable law.

Current Plan of Operation

Our plan of operation is to continue our Phase II trial for O-VAX in conjunction with CTCA, to build our corporate and operational infrastructure and to rebuild interest in our various clinical programs in each of the medical, scientific and investment communities, with the ultimate goal of attempting to raise sufficient financing to fund Phase III clinical trials for either M-VAX or O-VAX.

As noted above, the continuation of our current plan of operation requires us to raise significant additional capital immediately.  If we are unable to do so, our ability to continue as a going concern will be in jeopardy, likely causing us to cease operations and potentially seek protection from our creditors by entering bankruptcy proceedings.

Liquidity and Capital Resources

We believe that our existing cash balances, including the cash infusion from Firebird, our majority stockholder, will be sufficient to fund our currently planned level of operations into May 2011.  To remain operational, we will need to raise significant additional near-term capital.  We need to raise a minimum of $6.5 million for the next 12 to 16 months in order to continue our Phase I/II clinical trials (conducted in conjunction with CTCA) for O-VAX, the results of which we expect, but cannot ensure, should be available in approximately 12 to 16 months, to position ourselves to commence a larger clinical study involving a vaccine utilizing the AC Technology and for general corporate purposes.  If we do not complete our Phase I/II clinical trails for O-VAX within this period, we will need a minimum of additional $400,000 for each month after such period.  Our ability to complete the O-VAX trial is largely dependent on CTCA's timely delivery of tumor samples to us for processing, which in turn is dependent upon CTCA's ability to find patients eligible for our trial and recruit them.  The timing of our receipt of tumor samples from CTCA is thus beyond our control.

As a result of our continued losses, our independent auditors have included an explanatory paragraph in their report on our financial statements for the fiscal years ended December 31, 2010 and 2009, expressing substantial doubt as to our ability to continue as a going concern.  The inclusion of a going concern explanatory paragraph in the report of our independent auditors will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us.

We continually evaluate our plan of operation discussed above to determine the manner in which we can most effectively utilize our limited cash resources.  The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control.  There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.  The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets, cease operations or seek bankruptcy relief.  Firebird has a security interest in our intellectual property, and CTCA has a first priority security interest in all of the personal property comprising our laboratory operations at our Philadelphia facility, including all of our assets located at the laboratory and all intellectual property owned by us and used in connection with the laboratory.  CTCA also has the right to assume the lease and operating control of our Philadelphia facility under certain circumstances.  For a description of these security interests, see the section titled "Certain Relationships and Related Transactions, and Director Independence."  If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders.

Even if we raise additional capital in the near future, if our current and planned clinical trials for the AC Vaccine in the United States do not demonstrate continuing progress toward taking one or more products to market, our ability to raise additional capital in the future to fund our product development efforts would likely be seriously impaired.  The ability of a biotechnology company, such as AVAX, to raise additional capital in the marketplace to fund its continuing development operations is conditioned upon our continuing to move its development products toward ultimate regulatory approval and commercialization.  If in the future we are not able to demonstrate adequate progress in the development of one or more products, we will not be able to raise the capital we need to continue our then-current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors, including progress of our research and development programs, pre-clinical and clinical testing, timing and cost of obtaining regulatory approvals, changes in levels of resources that we devote to the development of manufacturing and marketing capabilities, competitive and technological advances, status of competitors, and our ability to establish collaborative arrangements with other organizations, there can be no assurance that our current cash resources and non-binding commitments of cash will be sufficient to fund our operations.  At present, we have no committed external sources of capital, and do not expect any significant product revenues for the foreseeable future.  Thus, we will require immediate additional financing to fund future operations.  In the event that we are unable to continue to fund our operations, certain of our critical manufacturing assets at our Philadelphia facility may be taken from us pursuant to a security interest placed on these assets.  There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Condensed Consolidated Balance Sheet

The table below summarizes the balance sheet information as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009

Current assets	$392,831	$301,168
Plant and equipment, net	75,186	114,827
Tax refund receivable	116,313	616,742
Total assets	$584,330	$1,032,737
Derivative liabilities	$14,306,056	$15,419,000
Convertible notes and loans payable	3,187,144	3,253,605
Other current liabilities	3,551,674	3,958,250
Total current liabilities	$21,024,874	$22,630,855
Total stockholders' deficit	(20,440,544)	(21,598,118)
Total liabilities and stockholders' deficit	$584,330	$1,032,737

Cash on hand as of December 31, 2010 and 2009 was $86,400 and $25,586, respectively.

During 2010 our French subsidiary received from the French government its research tax credit related to activities for 2009 which resulted in the decrease in the balance of the amount receivable.

The derivative liabilities decreased for the twelve months ended December 31, 2010 by $1,112,944.  Pursuant to an agreement with certain of the 2008 note holders to retire their notes it was also agreed that they would exercise or have their related warrants expire.  With the decision to expire these warrants the derivative liability related to these warrants was recorded as a decrease in Additional paid in capital.  The liability increased due to the issuance of new warrants related to financings completed during 2010.  This liability relates to recording, at market value, a liability related to the underlying conversion option of our convertible notes payable and the underlying warrants issued related to the convertible notes.  We measure the value of our derivative liabilities with a mathematical model (binomial model) that uses a number of factors including the historical fluctuations in our stock price, the exercise or conversion price of the instrument, current market rates for government securities and the expected life of the instrument.  Due to the inputs, our liability becomes greater as our stock price increases (as the value of the shares we may potentially be called upon to issue becomes larger), and the liability decreases as our stock price declines (as the value of the stock we may potentially be called upon to issue becomes smaller).

Convertible notes and loans payable represent the 2008, 2009 and 2010 Notes and advances of approximately $1.3 million received from CTCA which are characterized as loans payable.  Upon the issuance of the 2008, 2009 Notes in October of 2008, October of 2009 and March of 2010, a debt discount was recorded for the full amount of the debt.  This discount is amortized each year over the term of the original Note.  The increase in the obligation is due to the full amortization of the discount during 2010 to interest expense.

Other liabilities include accounts payable, accrued expenses and advances received from government entities.  The liabilities have remained relatively unchanged.

For more information on the balance sheet and income statement items, please see the detailed audited and unaudited financial statements attached.

Condensed Consolidated Statement of Operations

The table below summarizes the statement of operations information as of December 31, 2010 and 2009:

	Twelve Months Ended December 31, 2010	Twelve Months Ended December 31, 2009

Total revenue	$142,500	$399,354
Research and development	1,883,646	2,524,563
Selling, general and administrative	4,174,991	2,758,379
Total operating losses	$(5,916,137)	$(4,883,588)
Interest income	-	342
Interest expense	(1,401,132)	(654,313)
Change in fair value of derivative liabilities	(4,675,825))	(13,886,900)
Net loss	$(11,993,094)	$(19,424,459)

Detailed analysis of operating results for the years ended December 31, 2010 and 2009 follow.

Results of Operations for the Year Ended December 31, 2010, Compared with the Year Ended December 31, 2009

Revenue recognized in 2010 was $142,500 which was a 64.3% decrease from 2009 revenue of $399,354.  The decrease in revenues was due to the elimination of contract manufacturing activities in the Lyon, France facility after the first half of 2009 due to our decision to eliminate staff and personnel and other factors. Revenue recognized in 2010 related solely to the CTCA loan agreement and the production of vaccines under that agreement.

During 2010, our research and development expenses decreased $640,917, or 25.4 percent, as compared to 2009.  Expenses for the periods are broken out by region as follows:

	Year Ended December 31,
	2010	2009
United States	$1,574,004	$1,233,521
France	309.642	1,291,042
	$1,883,646	$2,524,563

In the United States, expenses increased  with additions to staffing to comply with current good manufacturing practices in the production of vaccines for use in the Ovarian clinical trial being conducted by CTCA.  This decrease was partially offset by an increase in headcount in preparation for the re-launch of production activities in our Philadelphia facility, where production resumed in early 2010.  The French expenses decreased due to the termination of personnel in the manufacturing area, which was partially offset by termination and severance payments.

Selling, general and administrative expenses increased $1,416,612, approximately 51.3 percent, in 2010 compared to 2009.  Expenses for the periods are broken out by region as follows:

	Year Ended December 31,
	2010	2009
United States	$3.940,481	$2,314,991
France	234,510	443,388
	$4,174,991	$2,758,379

Expenses in the United States increased due to the issuance of warrants to current board members and a new board member as well as additional warrants issued to a consultant for services during the year.  In addition, in the current year expenses increased related to the accounting, auditing and legal related to the formal preparation of audited financial statements and ongoing filing of a registration statement.  Expenses in France decreased with the termination of all personnel and the handling of administration duties through personnel in the United States.

Interest expense in 2010 was $1,401,132 compared to $654,313 in 2009.  The increase is due to the amortization of debt discount deferred at the end of 2009 plus additional debt discount being amortized related to the issuance of notes in 2010, which was fully amortized to expense.

The change in fair value of derivative liabilities was $4,675,825 in 2010 as compared to $13,886,900 in 2009.  The charge relates to the calculated value of the derivative instrument underlying the conversion feature and warrants issued in the 2010 and 2009 financings plus calculations of the fair value of the underlying conversion features of the 2009 and 2008 Notes plus related warrants, taking into account the reduction of the conversion price of the Notes and the exercise price of the warrants issued in the 2008 financing due to the triggering of the anti-dilution provisions associated with those instruments upon the consummation of the 2009 financing.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, and we do not have any special purpose entities.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").  It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

We consider certain accounting policies related to impairment of long-lived assets, intangible assets and accrued liabilities to be critical to our business operations and the understanding of our results of operations:

Going Concern.  As shown in the accompanying financial statements, we have not been profitable and have reported recurring losses from operations.  These factors raise substantial doubt about our ability to continue to operate in the normal course of business.  The accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Impairment of Long-Lived Assets.  Management reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property and equipment may not be recoverable under the provisions of accounting for the impairment of long-lived assets.  If it is determined that an impairment loss has occurred based upon expected future cash flows, the loss is recognized in our statement of operations.  During 2009 we recorded a charge to expenses for the remaining depreciable basis of the equipment located at our facility in Lyon, France.

Intangible Assets.  We previously recorded an intangible asset related to the personnel associated with our Lyon, France facility.  Due to head-count declines and dismissal of management at our facility, it was determined that the value of the asset had completely declined and a charge was recorded in the income statement.

Share-based compensation.  Management determines value of stock-based compensation to employees in accordance with Financial Accounting Standards Board ("FASB") ASC 718, "Compensation – Stock Compensation."  Management determines value of stock-based compensation to non-employees and consultants in accordance with and ASC 505, "Equity-Based Payments to Non-Employees."

Derivative liabilities.  FASB ASC 815, "Derivatives and Hedging," requires all derivatives to be recorded on the balance sheet at fair value for fiscal years beginning after December 15, 2008.  As a result, certain derivative warrant liabilities (namely those with a price protection feature) are now separately valued as of January 1, 2009 and accounted for on our balance sheet, with any changes in fair value recorded in earnings.  On our balance sheet as of December 31, 2009, we used the binomial lattice model to estimate the fair value of these warrants.  Key assumptions of the binomial lattice option-pricing model include the adjusted market value of our stock (calculated as the average daily trading price over the preceding year), the exercise price of the warrants, applicable volatility rates, risk-free interest rates, expected dividends and the instrument's remaining term.  These assumptions require significant management judgment.  In addition, changes in any of these variables during a period can result in material changes in the fair value of (and resultant gains or losses on) of this derivative instrument.

Research and Development Costs.  Research and development costs, including payments related to research and license agreements, are expensed when incurred.  Contractual research expenses are recorded pursuant to the provisions of the contract under which the obligations originate.  Research and development costs include all costs incurred related to the research and development, including manufacturing costs incurred, related to our research programs.  We are required to produce our products in compliance with cGMP, which requires a minimum level of staffing, personnel and facilities testing and maintenance.  Based upon our current staffing level required to be in compliance with cGMP, we have excess capacity.

Impact of Recently Issued Accounting Standards

On January 1, 2009, we adopted ASC 815-40-15, "Derivatives and Hedging — Contracts in Entity's Own Equity (Scope and Scope Exceptions)" ("ASC 815-40-15"), which requires that we apply a two-step approach in evaluating whether an equity-linked financial instrument (or embedded feature) is indexed to our own stock, including evaluating the instrument's contingent exercise and settlement provisions.  The adoption of ASC 815-40-15 resulted in us adjusting our beginning balance of retained earnings down by $132,100 as of January 1, 2009 and resulted in us recording a change in fair value of our derivative liability on the statement of operations for the 12 months ended December 31, 2009 of $13,886,900 and a cumulative derivative liability on our balance sheet at December 31, 2009 of $15,419,000.

    In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), "Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition."  The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010.  Early adoption is permitted.  If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption.  We do not expect the provisions of ASU 2010-17 to have a material effect on our financial position, results of operations or cash flows.

In May 2010, the FASB issued Accounting Standards Update 2010-19 (ASU 2010-19), "Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates (SEC Update)."  The amendments in this Update discuss the translation of foreign currency for consolidation in GAAP financial statements.  This Update is effective March 18, 2010.  We do not expect the provisions of ASU 2010-19 to have a material effect on our financial position, results of operations or cash flows.

In July 2010, the FASB issued Accounting Standards Update 2010-20 (ASU 2010-20), "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."  The amendments in this update require disclosures about the nature of credit risk in an entity's financing receivables, how that risk is incorporated into the allowance for credit losses and the reasons for any changes in the allowance.  This Update is effective for interim and annual reporting periods ending on or after December 15, 2010.  We do not expect the provisions of ASU 2010-20 to have a material effect on our financial position, results of operations or cash flows.

ITEM 3.  PROPERTIES.

We lease a pharmaceutical and gene therapy clinical manufacturing facility in Lyon, France.  The facility consists of approximately 9,000 square feet, of which approximately 7,000 square feet are utilized for manufacturing development, including 3,000 square feet of clean rooms and 2,000 square feet for office space.  Currently, the monthly rental on the facility is approximately $29,900.  The lease was for a nine-year period through 2009 and was extendable for another nine-year period.  Currently, the lease is being extended on a month-by-month basis.

We lease our Philadelphia facility, which is used for our executive offices and is suitable for our clinical manufacturing activities.  The facility consists of approximately 11,900 square feet, of which approximately 9,300 square feet are suitable for manufacturing development, while the remaining 2,600 square feet are used for office space.  We have options for additional space.  Currently, the monthly rental on the facility is approximately $16,625.  The lease was recently extended for a five-year period through January 2013 and is extendable for one additional five-year period.

We believe that each of these properties is adequately covered by insurance.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of May 3, 2011, certain information known to us regarding the beneficial ownership of our common stock by:

▪	each person known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock;

▪	each of our directors;

▪	each of our named executive officers; and

▪	all our current executive officers and directors as a group.

Name and Address(1)	Number of Shares (2)	Percentage of Outstanding Shares

Directors and Executive Officers:
John K. A. Prendergast, Ph.D.(3)	12,174,734	1.74%
Andrew W. Dahl, Sc.D.(3)	7,028,795	1.01%
Carl Spana, Ph.D.(3)	7,193,712	1.03%
Henry E. Schea, III(3)	2,587,500	*
All Directors and Current Executive Officers as a group (4 persons)	28,984,741	4.06%
5% Stockholders:
Firebird Global Master Fund, Ltd. and affiliates(4) /c/ Trident Trust Company (Cayman) Limited One Capital Place, P.O. Box 847 George Town, Grand Cayman KY1-1103 Cayman Islands	1,183,412,998	81.81%
JFE Hottinger & Affiliates(5) Hottingerstrasse 21 CH-8032 Zurich Switzerland	60,082,490	8.55%

*Represents less than one percent.

(1) Unless otherwise specified, the address for each of our directors and named executive officers is c/o AVAX Technologies, Inc., 2000 Hamilton Street, Suite 204, Philadelphia, PA 19130.

(2) As reported by such persons as of May 3, 2011.  The percentage of common stock beneficially owned is determined by adding the number of shares of common stock issued and outstanding, 689,424,730 as of May 3, 2011, to the number of shares issuable upon conversion of the Series C Preferred Stock, 1,030,756 as of May 3, 2011, except as indicated otherwise and except where the person has the right to acquire shares within the next 60 days of May 3, 2011 pursuant to options, warrants or otherwise, which increases the number of shares beneficially owned by such person and the number of shares outstanding for determining that person's percentage of ownership.  We have determined beneficial ownership in accordance with the rules of the SEC.  Unless otherwise indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by that stockholder.

(3) Includes the following numbers of exercisable options and/or warrants exercisable within 60 days of May 3, 2011: (a) 9,205,518 for Dr. Prendergast; (b) 5,770,000 for Dr. Dahl; (c) 5,870,000 for Dr. Spana; and (d) 2,587,500 for Mr. Schea.

(4) The share number is based on our internal records and includes 190,000,000 shares issuable upon conversion of convertible notes and 566,017,093 shares underlying warrants.  James Passin and Harvey Sawikin control FGS Advisors, LLC, which serves as the investment manager of Firebird. Mr. Passin and Harvey Sawikin may be deemed to have the ultimate investment and voting control over these shares.  Firebird has acquired on a beneficial basis more than 50 percent of our company in various transactions in 2009 and 2010.  For more information about these transactions, please see the section titled "Recent Sales of Unregistered Securities."

(5) The share number is based on our internal records and includes 12,060,000 shares underlying warrants.  We have been advised by JFE Hottinger & Affiliates that it is controlled, directly or indirectly, by Jean-Conrad Hottinger.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this Form 10.  There are no family relationship among any directors and executive officers.

Name	Age	Position with our Company

John K. A. Prendergast, Ph.D.	57	Chief Executive Officer and Chairman of the Board

Henry E. Schea, III	58	Executive Director of Global Manufacturing and Quality Control of AVAX and President and General Director of Genopoïétic, S.A.

Andrew W. Dahl, Sc.D.	68	Director

Carl Spana, Ph.D.	48	Director

John K. A. Prendergast, Ph.D., has served as our Chief Executive Officer since October 16, 2009 and is responsible for our operations, financing and strategy.  He has been a member of our Board of Directors since July 1996, serving as Executive Chairman of our Board of Directors since October 2003.  Dr. Prendergast has served as President and principal of Summercloud Bay, Inc., an independent consulting firm providing services to the biotechnology industry, since 1993.  He is co-founder of Palatin Technologies, Inc., a public biopharmaceutical company, and has been Chairman of the Board of Palatin since June 14, 2000 and a director since August 1996.  Dr. Prendergast is a member of the Board of MediciNova, Inc., a life science company, and was a member of the Board of Avigen, Inc. until its acquisition by MediciNova in 2009.  Currently, he is also Executive Chairman of the Board of Directors of Antyra, Inc., a privately-held biopharmaceutical firm.  From October 1991 through December 1997, Dr. Prendergast was a managing director of The Castle Group Ltd., a medical venture capital firm.  Dr. Prendergast received his M.Sc. and Ph.D. from the University of New South Wales, Sydney, Australia and a C.S.S. in administration and management from Harvard University.

Dr. Prendergast has in-depth knowledge of our business and our competitive landscape and brings a historical perspective to our Board coupled with extensive industry experience in corporate development and finance in the life sciences field.  He also brings experience in establishing and operating small research and development companies, including financing, strategic planning and implementation, and 15 years of public company board experience, including service as the chairman of audit, compensation and governance committees at various companies for over ten years.

Henry E. Schea, III, has been Executive Director of Global Manufacturing and Quality Control since November 2009 and has also served as the President and General Director of our wholly-owned French subsidiary Genopoïétic since December 16, 2009.  Mr. Schea has previously served as our Director of Global Quality and Regulatory Affairs since March 2002.  Mr. Schea has over 20 years experience in research, product development, GMP manufacturing and quality control and assurance, with a focus on cell and gene therapies.  From 1981-1991, Mr. Schea served in various manufacturing and quality control positions at Amgen.  From 1991 through 2001, Mr. Schea developed quality systems for new biotech firms including Gene Medicine and Chimeric Therapies.  Mr. Schea received his B.S. in Microbial Genetics from the University of Massachusetts in 1976.

Andrew W. Dahl, Sc.D., has been a member of our Board of Directors since September 1999.  Since May 2007, Dr. Dahl has served as Chief Innovation Executive of Fairview Health Services, a $2.5 billion nonprofit health organization that is a clinical arm of the University of Minnesota.  From March 2005 to March 2007, Dr. Dahl served as the Vice President of Consumer Driven Health and Human Resources of Alegent Health, a nonprofit, multi-hospital and health system headquartered in Omaha, Nebraska.  He served as President and Chief Executive Officer of Evolution Health, LLC, from July 2000 through February 2005.  From July 1994 through December 1999, Dr. Dahl served as the President and Chief Executive Officer of HealthNet, Inc.  From July 1990 through March 1994, Dr. Dahl served as President and Chief Executive Officer of IVF America, Inc. (now known as IntegraMed), where he was instrumental in taking the corporation public.  Dr. Dahl also served as Executive Vice President and Chief Operating Officer of St. John Health and Hospital Corporation in Detroit, a university-affiliated medical center, and was Vice President for Development of the Hospital Corporation of America, Management Company.  Dr. Dahl received his Sc.D. from The Johns Hopkins University and a M.P.A. from Cornell University.  Dr. Dahl is also a fellow in the American College of Health Care Executives.

Dr. Dahl has in-depth knowledge of our company and extensive industry experience, having served as a senior executive of healthcare services and bioscience companies for more than 20 years.  He also brings experience with the going public process, having led IVF America, Inc. (now known as IntegraMed) in its initial public offering and listing on the NASDAQ Stock Market, LLC.

Carl Spana, Ph.D., has been a member of our Board of Directors since September 1995 and was our Interim President from August 1995 to June 15, 1996.  Dr. Spana is a co-founder of Palatin Technologies, Inc. and has been its President and Chief Executive Officer since June 2000.  He has been a director of Palatin since June 1996 and has been a director of RhoMed Incorporated, a wholly-owned subsidiary of Palatin, since July 1995.  Dr. Spana has served Palatin in other executive capacities prior to June 2000.  Dr. Spana was a director of Curalogic A/S, a privately held company, from 2005 to 2008. Additionally, he was Vice President of Paramount Capital Investments, LLC, a biotechnology and biopharmaceutical merchant-banking firm, and of The Castle Group Ltd., a medical venture capital firm, from June 1993 to June 1996.  Through his work at Paramount Capital Investments and Castle Group, Dr. Spana co-founded and acquired several private biotechnology firms.  From July 1991 to June 1993, Dr. Spana was a Research Associate at Bristol-Myers Squibb, where he was involved in scientific research in the field of immunology.  Dr. Spana received his Ph.D. in molecular biology from The Johns Hopkins University and his B.S. in biochemistry from Rutgers University.

Dr. Spana's qualifications for our Board include his leadership experience, public company board experience, and extensive industry experience.  As our director since 1995, Mr. Spana has in-depth knowledge of our company and, as a senior executive of life science companies for more than 15 years, he also brings in-depth knowledge of the industry in which we operate.

Our Board of Directors is currently comprised of three directors.  Drs. Dahl and Spana serve on our Audit Committee, Compensation Committee, and Nominating and Governance Committee.

Item 6.  Executive Compensation.

Executive Compensation

2010 Summary Compensation Table

The following table presents information regarding the compensation for our fiscal year ended December 31, 2010 ("fiscal 2010") for all of our executive officers, including the president and general director of our French subsidiary Genopoïétic, S.A.  We sometimes refer to these individuals collectively in this Form 10 as our "named executive officers."

Name and Principal Position	Fiscal Year	Salary ($)	Warrant Awards ($)(1)	All Other Compensation ($)	Total ($)(2)
John K. A. Prendergast, Ph.D.	2010	264,000(3)	1,000,262	––	1,264,262
Chief Executive Officer and Chairman of the Board
Henry E. Schea, III	2010	211,615	157,500	––	369,115
Executive Director of Global Manufacturing and Quality Control; President and General Director of Genopoïétic

(1) The dollar amounts in this column reflect the grant date fair value of warrants computed in accordance with FASB ASC Topic 718.  On April 16, 2010, our Board of Directors approved grants of warrants to Dr. Prendergast equivalent to two percent of our fully diluted shares on an as-converted basis on April 16, 2010, representing an immediate grant of 16,671,036 warrants (with the grant date fair value of $1,000,262).  In October 2010, Dr. Prendergast forfeited 50 percent of these warrants at his election.  The terms of the warrants provide for immediate vesting with cashless exercise at a strike price of $0.015.  Our Board of Directors have also approved the following grants that would be made to Dr. Prendergast if any of the following events occurred: (i) a grant of warrants equivalent to 1.5 percent of our fully diluted shares on an as-converted basis on April 16, 2010 upon a financing of at least $20,000,000 through an offering or merger and (ii) a grant of warrants equivalent to 0.5 percent of our fully diluted shares on an as-converted basis on April 16, 2010 upon accrual of 50 percent of the patients for the melanoma pivotal trial, neither of which events have occurred yet.  In addition, on April 16, 2010, our Board of Directors granted 2,000,000 warrants and 1,000,000 options to Mr. Schea (with the grant date fair value of $120,000 and $37,500, respectively).  The terms of the warrants provide for immediate vesting.  The options vest quarterly over a period of four years.  See Note 1, "Description of Business and Significant Accounting Policies – Stock Based Compensation," and Note 4, "Stock Based Compensation," to our financial statements included herein for assumptions underlying the valuation of equity awards.

(2) Our named executive officers did not earn any bonuses for our fiscal 2010.

(3) We paid $220,000 to Dr. Prendergast; the rest of the reported amount was accrued.

Employment Agreements

We currently do not have employment agreements with any of our executive officers but are in a process of negotiating an employment agreement with Dr. Prendergast, our Chief Executive Officer.

2011 Equity Incentive Plan

On March 10, 2011, our Board of Directors approved the 2011 Equity Incentive Plan  (the “2011 Plan”), which authorizes the Company to grant equity-based and cash-based incentive compensation in the form of stock options, stock appreciation rights (“SARs”), restricted shares, restricted share units, other share-based awards and cash-based awards, for the purpose of providing our employees, officers, consultants and non-employee directors with incentives and rewards for performance.  The principal features of the 2011 Plan are summarized below. For a complete description of the 2011 Plan, please see Exhibit 10.43 to this Form 10.  The 2011 Plan replaces the 2006 Equity Incentive Plan as of the date of enactment of the 2011 Plan.

Plan Limits.  The 2011 Plan authorizes the issuance of up to 213,000,000 shares of our common stock, plus (1) the number of remaining shares that were authorized for awards under our existing equity plans (the 2006 Equity Incentive Plan and any prior equity plans), and (2) any shares underlying outstanding awards under previous plans which expire, are cancelled, or are forfeited.

The 2011 Plan also imposes various sub-limits on the number of common shares that may be issued to any individual during any fiscal year under awards that are intended to qualify for the performance-based compensation exception to Section 162(m) of the Internal Revenue Code.  In particular, for any fiscal year, no participant may receive options covering more than 29,000,000 shares, SARs covering more than 29,000,000 shares, restricted shares covering more than 11,600,000 shares, other restricted share units and other share-based awards covering more than 11,600,000 shares, or cash-based awards in excess of $1,500,000.

 Administration of the 2011 Plan.  The 2011 Plan is administered by the Compensation Committee of our Board of Directors (or such other committee as may be appointed by the Board of Directors in accordance with applicable laws).  The Board of Directors may reserve to itself any or all of the authority of Compensation Committee, and the Board of Directors or the Compensation Committee may delegate any or all of its authority to one or more directors or employees to the extent permitted by applicable laws.

Eligibility for Awards.  The 2011 Plan allows the Compensation Committee to make awards to any of our employees, consultants or non-employee directors. The selection of participants and the nature and size of awards are within the discretion of the Compensation Committee.

The Board of Directors may amend or terminate the 2011 Plan at any time, provided that the 2011 Plan may not be amended without stockholder approval where required by applicable laws.  Generally, the amendment or termination of the 2011 Plan or of any award agreement may not adversely affect in a material way any outstanding award without the consent of the participant holding the award.

2006 Equity Incentive Plan

On June 12, 2006, our Board of Directors approved the 2006 Equity Incentive Plan, subject to stockholder approval, authorizing up to 10,000,000 shares of common stock for granting both incentive and nonqualified stock options, stock appreciation rights, restricted stock or any combination of the foregoing to our employees, non-employee directors, consultants and members of our scientific advisory board.  The exercise price and vesting period of the options are determined by our Board of Directors at the date of grant.  Options may be granted up to 10 years after the plan's adoption date and generally expire 10 years from the date of grant.  This plan replaced our 2001 Stock Option Plan and our 2000 Directors' Option Plan as of the date of enactment of the plan.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information relating to all of our named executive officers' outstanding option and warrant awards as of the end of our fiscal 2010 (December 31, 2010).  Except as provided below, none of our named executive officers had any unvested restricted stock awards or any other equity-based awards outstanding as of the end of our fiscal 2010.

	Option/Warrant Awards
Name	Grant Date	Number of Shares of Common Stock Underlying Unexercised Options/Warrants (#) Exercisable	Number of Shares of Common Stock Underlying Unexercised Options/Warrants (#) Unexercisable	Option/Warrant Exercise Price ($)	Option/Warrant Expiration Date
John K. A. Prendergast, Ph.D.	1/1/2004(1)	40,000	––	0.170	1/1/2014
	10/1/2004(1)	150,000	––	0.125	10/1/2014
	6/7/2005(2)	275,000	––	0.270	6/7/2015
	1/31/2006(1)	30,000	––	0.260	1/31/2016
	8/27/2007(1)	375,000	––	0.190	8/27/2014
	4/16/2010(3)	8,335,518	––	0.015	4/16/2020
Henry E. Schea, III	2/2/2004(1)	100,000	––	0.170	2/2/2011
	6/7/2005(1)	100,000	––	0.300	6/7/2012
	8/7/2007(2)	200,000	––	0.19	8/7/2014
	4/16/2010(4)	187,500	812,500	0.069	4/16/2017
	4/16/2010(3)	2,000,000	––	0.015	4/16/2020

(1)
The vesting schedule of these options provided for the vesting of 25 percent on the grant date and the vesting of 25 percent on each of the next three anniversaries of the grant date.  The options granted in 2007 were awarded under our 2006 Equity Incentive Plan.  All options have fully vested.

(2)	These options vested in 16 equal installments commencing on September 7, 2005, at a rate of 1/16th per quarter.

(3)	These warrants vested immediately upon issuance.

(4)	These options vest quarterly over four years, commencing on April 16, 2010.

Payments Upon Termination and Change in Control

2011 Equity Incentive Plan

Pursuant to our 2011 Plan, if a participant ceases to be employed by the Company or a subsidiary of the Company, all of the participant’s unvested options, restricted shares and restricted share units will be forfeited automatically without further action by the Company or the participant.  Upon the death, disability or retirement of a participant, all of such participant’s options, restricted shares and restricted stock units will become immediately vested and exercisable.

In the event of a change in control, the Compensation Committee has discretion to take action with respect to outstanding awards, including, without limitation, the ability to (i) accelerate the vesting, settlement or exercisability of an award; (ii) cancel an award in exchange for a cash payment, (iii) cancel a stock option or SAR award without payment if the fair market value of a share on the date of the change in control does not exceed the exercise price per share of the stock option or SAR; or (iv) issue substitute awards.  For this purpose, a change in control generally means (i) the acquisition of 50% or more of the voting power of our outstanding voting securities; (ii) the replacement of a majority of the members of the Board of Directors during a 2-year period with new directors who were not approved by at least two-thirds of the directors then in office; (iii) stockholder approval of a merger or consolidation, other than (a) a transaction in which more than 50% of the voting power of the surviving entity is held by stockholders of the Company prior to the transaction, or (b) a transaction that does not affect the corporate existence of the Company and in which our chief executive officer and directors retain their positions with the Company and constitute at least a majority of the Board of Directors; or (iv) stockholder approval of a plan of liquidation of the Company or an agreement for the sale or disposition of substantially all of our assets.  However, transactions involving Firebird Global Master Fund, Ltd. and its affiliates generally will not constitute a change in control of the Company.

2006 Equity Incentive Plan

Pursuant to our 2006 Equity Incentive Plan, upon a plan participant's termination for cause, all of the participant's options will immediately expire and be forfeited, whether or not then exercisable.  Unless otherwise defined in a participant's written employment agreement in effect on the date of grant (as amended from time to time thereafter) or in a participant's award grant agreement, "cause" means (i) conviction of a felony or any crime or offense lesser than a felony involving our property, (ii) conduct that has caused demonstrable and serious injury to us, monetary or otherwise, (iii) willful refusal to perform or substantial disregard of duties property assigned, as determined by us, or (iv) breach of duty of loyalty to us or other act of fraud or dishonesty with respect to us.

Upon a participant's death, disability or retirement, the participant's options that are exercisable on the date of death, disability or retirement will remain exercisable for, and otherwise terminate at the end of, one year from the date of such death or disability (or, in the case of retirement, 90 days from the date of retirement), but in no event after the expiration date of the options; provided that, in the case of disability and retirement, the participant does not engage in competition during such one-year (or, in the case of retirement, 90-day) period without our Board's or Compensation Committee's written consent.  All of the participant's options that were not exercisable on the date of retirement, death or disability will be forfeited immediately upon such retirement, death or disability unless such options become fully vested and exercisable in the discretion of our Compensation Committee.  Unless otherwise determined by our Compensation Committee, upon cessation of services for any other reason, all of the participant's options that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 30 days after the date of such cessation, but in no event after the expiration date of the options; provided that the participant does not engage in competition during such 30-day period without our Board's or Compensation Committee's written consent.  Unless otherwise determined by our Compensation Committee, all of the participants' options that were not exercisable at the end of such cessation shall be forfeited immediately upon such cessation.  If a participant other than our director, officer or employee ceases to perform services for us due to retirement, death, disability or any other reason, the provisions in the participant's award grant agreement will control.  Unless otherwise determined by our Compensation Committee, upon a participant's cessation of services to us for any reason, all restricted shares granted to the participant on which the restrictions have not lapsed will be immediately forfeited to us.

If there is a change in control, all of the participant's options will become fully vested and exercisable upon such change in control and will remain so until their expiration date, whether or not the grantee is subsequently terminated.  Unless otherwise determined by our Compensation Committee, immediately prior to a change in control during any period of restriction, all restrictions on restricted shares granted to the participant will lapse.  "Change in control" is deemed to occur if (i) any person or group directly or indirectly acquires 50 percent or more of the combined voting power of our then outstanding voting securities; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute our Board of Directors and any new directors whose election by the Board or nomination for election by our stockholders was approved by at least two-thirds of the incumbent directors then still in office, cease for any reason to constitute a majority of the Board, (iii) our stockholders approve a merger or consolidation of our company with any other corporation unless (A) our voting securities outstanding immediately prior to such merger or consolidation would continue to represent more than 50 percent of the combined voting power of the voting securities of our company or such surviving entity outstanding immediately after such merger or consolidation or (B) such merger or consolidation does not affect our corporate existence and following which our chief executive officer and directors retain their positions with us (constituting at least a majority of the Board), or (iv) our stockholders approve a plan of complete liquidation of our company or an agreement for the sale or disposition by us of all or substantially all assets.  In the event of any merger, consolidation or other reorganization in which we are not a surviving or continuing corporation, or in which a change in control is to occur, all of our obligations regarding options and restricted shares that were granted under our 2006 Equity Incentive Plan and are outstanding may be assumed by the surviving or continuing corporation or canceled in exchange for property, including cash.

The foregoing description is not complete.  For additional information, please review our 2006 Equity Incentive Plan.

We are not presently aware of any pending or proposed transaction involving a change of our control.  However, as of May 3, 2011, Firebird owns approximately 61.90 percent of our issued and outstanding common stock, and may be deemed to beneficially own approximately 81.81 percent of our common stock (including for this purpose shares underlying Firebird's convertible notes and warrants that are exercisable within 60 days of May 3, 2011).

Director Compensation

2010 Director Compensation Table

The following table sets forth information regarding the compensation of our non-employee directors for our fiscal 2010.  Dr. Prendergast's compensation during our fiscal 2010 is reflected in the 2010 Summary Compensation Table.  Dr. Prendergast did not receive additional compensation for his services as a director.

Name	Warrant Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Andrew W. Dahl, Sc.D.	336,000	––	336,000
Howard S. Fischer(3)	1,000,262	––	1,000,262
Anne T. Kavanagh(4)	2,700,000	––	99,000
Carl Spana, Ph.D.	336,000	––	336,000

(1)
The dollar amounts in this column reflect the grant date fair value of warrants computed in accordance with FASB ASC Topic 718.  We did not grant any other equity awards to our non-employee directors during our fiscal 2010.  See Note 1, "Description of Business and Significant Accounting Policies – Stock Based Compensation," and Note 4, "Stock Based Compensation," to our financial statements included herein for assumptions underlying the valuation of equity awards.

(2)	The aggregate number of all warrant awards for each current and former director, outstanding as of December 31, 2010, is set forth in the following table:

Director	Warrants Outstanding
Andrew W. Dahl, Sc.D. (a)	5,600,000
Howard S. Fischer (b)	16,671,036
Anne T. Kavanagh	1,650,000
Carl Spana, Ph.D. (a)	5,600,000

The aggregate number of all option awards for each current and former director, outstanding as of December 31, 2010, is set forth in the following table:

Director	Options Outstanding
Andrew W. Dahl, Sc.D.(c)	370,000
Howard S. Fischer	––
Anne T. Kavanagh	––
Carl Spana, Ph.D.(d)	470,000

(a)
Drs. Dahl and Spana were awarded 4,200,000 and 1,400,000 warrants to purchase common stock with an exercise price of $0.015 granted on April 16, 2010, all of which vested immediately.  The warrants contain cashless exercise provisions.

(b)
Mr. Fischer was awarded 16,671,036 warrants to purchase common stock with an exercise price of $0.015 granted on April 16, 2010, all of which vested immediately.  The warrants contain cashless exercise provisions.

(c)
Dr. Dahl received the following option grants: (i) 40,000 options, with the exercise price of $0.170, granted on January 1, 2004 (with a January 1, 2014 expiration date); (ii) 30,000 options, with the exercise price of $0.285, granted on January 1, 2006 (with a January 1, 2016 expiration date); and (iii) 300,000 options, with the exercise price of $0.18, granted on July 20, 2007  (with a July 20, 2017 expiration date).

(d)
Dr. Spana received the following option grants: (i) 40,000 options, with the exercise price of $0.170, granted on January 1, 2004 (with a January 1, 2014 expiration date); (ii) 30,000 options, with the exercise price of $0.285, granted on January 1, 2006 (with a January 1, 2016 expiration date); and (iii) 100,000 options, with the exercise price of $0.125, granted on October 1, 2004 (with a October 1, 2011 expiration date); and (iv) 300,000 options, with the exercise price of $0.18, granted on July 20, 2007  (with a July 20, 2017 expiration date).

(3)     Mr. Fischer resigned from our Board of Directors in October 2010.

(4)     Ms. Kavanagh resigned from our Board of Directors in October 2010.

On April 16, 2010, our Board of Directors approved grants of 4,200,000 warrants (with the grant date fair value of $252,000 and with immediate vesting) each to Drs. Dahl and Spana for their Board service. On April 16, 2010, the Board approved grants of 1,400,000 warrants (with the grant date fair value of $84,000 and with immediate vesting) each to Ms. Kavanagh as an initial grant for joining our Board of Directors and Drs. Dahl and Spana (for their Board service in 2010) and an additional grant of 1,300,000 warrants (with the grant date fair value of $78,000 and with immediate vesting) to Ms. Kavanagh for her service in 2010. Upon Ms. Kavanagh’s resignation from the Board in October 2010, her reward was amended to be 1,050,000 warrants for her 2010 service. As compensation for Mr. Fischer's significant contributions as a Board member, our Compensation Committee recommended and the Board approved that Mr. Fischer receive two percent of our fully diluted shares on an as-converted basis on April 16, 2010, representing an immediate grant of approximately 16,671,036 warrants (with the grant date fair value of $1,000,262). The terms of all warrants provided for immediate vesting with cashless exercise at a strike price of $0.015.

We do not currently pay annual retainers or Board and committee meeting fees to our non-employee directors.  We intend to compensate directors with cash payments and warrants, as appropriate, but, as of the date hereof, no amounts have been determined.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Director Independence

Our Board of Directors has determined that Dr. Spana qualifies as an "audit committee financial expert," as defined by the rules of the SEC.  Drs. Dahl and Spana are independent directors and committee members based on the listing standards of the NASDAQ Stock Market LLC (the "NASDAQ"), which are the independence standards utilized by our Board even though our common stock is not listed on the NASDAQ.  Dr. Prendergast is our chief executive officer and, therefore, is not an independent director.

Certain Relationships and Related Transactions

We have entered into a number of transactions with Firebird, our largest stockholder.  Firebird holds, as of May 3, 2011, 1,183,412,998  shares of common stock (including shares underlying convertible notes and warrants that are exercisable within 60 days of May 3, 2011), or 81.81 percent, of our company.  For a description of these transactions, please see the section titled "Recent Sales of Unregistered Securities."

On October 15, 2009, we and AVAX International IP Holdings, Inc., our intellectual property subsidiary (collectively, "AVAX"), entered into an intellectual property security agreement with Firebird as a condition to Firebird's purchase of a $1.4 million convertible note (2009 Note) and warrant from us.  Pursuant to that agreement, AVAX pledged and granted to Firebird a first priority security interest in, and a lien on, all of the intellectual property assets now owned or thereafter acquired by AVAX or in which AVAX had or may acquire any right, title or interest, excluding any intellectual property assets to the extent that such intellectual property assets were pledged, as of the date of the agreement, to CTCA to secure certain of our obligations thereto (the "Firebird Collateral").  The Firebird Collateral includes, among other things, patents and patent applications, trade and service marks and their applications, copyrights, exclusive copyright licenses and copyright applications, and proceeds from the licensure or other transactions involving patents, trademarks, copyrights and the like.  The security agreement also covers all formulae, processes, compounds, methods, know-how, and trade secrets relating to the manufacture of AVAX's products under, utilizing, or in connection with, any or all of the patents, trademarks and copyrights as well as all products and proceeds of the foregoing, in any form.  The grant of a security interest in the Firebird Collateral by AVAX under this intellectual property security agreement secures the payment or performance, as the case may be, of all of our obligations then or thereafter existing under or in respect of the purchase agreement and the 2009 Note, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.  So long as the obligation created pursuant to the CTCA Security Agreement have not been paid, otherwise satisfied, cancelled or terminated, CTCA has a first priority lien on the Firebird Collateral.

In 2007, we entered into the CTCA Production Agreement, pursuant to which we were required to fulfill certain production obligations for biological vaccines, and CTCA was obligated to make certain payments to us and to purchase and install several equipment items.  We were unable to perform many of our obligations and were in breach of the terms of the CTCA Production Agreement.  Subsequent to the initiatives taken by us in March 2009, and due to our indebtedness to several creditors, including CTCA, as of April 27, 2009, we entered into the CTCA Security Agreement whereby the CTCA Production Agreement would remain in effect, CTCA would control the operation and maintenance of our Philadelphia facility for a period of six months and the $400,000 advanced to us as of that date for operating expenditures would become a loan payable.  During such period, during which CTCA operated and maintained our Philadelphia facility, CTCA advanced to us the costs of operations, and we granted to CTCA the unrestricted right to negotiate with all vendors and customers of our Philadelphia facility.  As of October 31, 2009, CTCA ceased to control the operations of our Philadelphia facility and no longer had the right and authority to negotiate with our vendors and customers.  Pursuant to the CTCA Security Agreement, we granted to CTCA a first priority security interest in all of the personal property comprising our Philadelphia facility, including all of our assets located at our Philadelphia facility and all intellectual property owned by us and used in connection with our Philadelphia facility whether then in existence or later acquired.  As of December 31, 2009, CTCA had made additional cost advances to us pursuant to the CTCA Security Agreement of approximately $940,000 and made $400,000 in cash advances.  We are now repaying this loan in part through the production of our AC Vaccines for CTCA, and as of December 31, 2010, our balance owing to CTCA was $1,260,492.

If we default on our obligations to CTCA pursuant to our various agreements, especially if we fail to maintain our Philadelphia facility to permit us to produce vaccine for patients who CTCA enrolls in our Phase I/II clinical trial for O-VAX, we could lose our assets and control of our Philadelphia facility.  CTCA would currently have the right to seek acceleration of our obligations and to take control of our Philadelphia facility because we have not been servicing our CTCA debt.  However, pursuant to the Intercreditor Agreement, CTCA has agreed to forbear its right to undertake certain actions as long as various conditions are met. If certain conditions are not satisfied under the Intercreditor Agreement, for example if we, among other things, fail to obtain financing: (i) on or before September 30, 2011 in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines until at least December 31, 2011, and (ii) on or before June 30, 2012, in an amount that we believe is reasonably sufficient to operate our Philadelphia facility and produce CTCA's vaccines for one year thereafter, then CTCA will be permitted under the Intercreditor Agreement to exercise its aforementioned remedies.  Pursuant to the CTCA Security Agreement, we agreed that any transaction wherein we may be acquired by another corporation or entity will not release us or our subsequent owner from our obligations to produce AC Vaccine and other products pursuant to the CTCA Security Agreement.  In the event that we do not produce AC Vaccines, or experience a substantial decline in the output of our Philadelphia facility until the earlier of (a) 2012 and (b) our production of up to 120 AC Vaccines, then CTCA has the right to take operational control of our Philadelphia facility, by virtue of taking an assignment of the real estate lease covering our Philadelphia facility, and to take ownership of certain assets in that facility, including all licensures, contents, equipment and inventory then located in or associated with the operation of our Philadelphia facility.  Upon the retirement of our CTCA obligations, CTCA's security interest in our assets will cease to exist, and our production obligations under the CTCA Security Agreement will continue until the earlier of 2012 or our production of up to 120 AC Vaccines, at which time we may negotiate a new production agreement.

Dr. Spana provided a loan in the aggregate of approximately $40,000 to us for operational needs during 2009 and 2010.  We repaid this amount to Dr. Spana, without accruing any interest.

In February 2009, we received a judgment against us in favor of Mr. Rainey, our former Chief Executive Officer, in the amount of $440,866, plus interest and costs.  In October 2009, we entered into a note with Mr. Rainey, pursuant to which we agreed to pay this amount over time subject to certain conditions in consideration of which Mr. Rainey agreed to vacate immediately his judgment against us.  At December 31, 2010 the outstanding balance on this note was $88,750. Mr. Rainey provided consulting services to us during 2010 and received $75,968 for the services he performed.

During our fiscal 2008 and 2007, we paid cash compensation of $126,000 per year to Dr. Prendergast, who then served as Chairman of our Board and took a more active role in assisting our existing management.  The compensation was voted upon and approved by the Compensation Committee of our Board of Directors.  Dr. Prendergast is now our Chief Executive Officer and continues to serve as Chairman of our Board of Directors.  For his compensation during our fiscal 2009, we paid Dr. Prendergast $76,500.  For his compensation during our fiscal 2010, please see the Summary Compensation table included in the section titled "Executive Compensation" herein.

HSF Business Advisors, LLC ("HSFBA"), of which Mr. Fischer, a former member of our Board of Directors, is the managing member, served as a consultant to our company from October 2009 to December 31, 2010, during which period, at the request of our Board, HSFBA predominantly advised us with respect to our capital raising efforts.  During such period HSFBA received cash compensation of $257,500.  HSFBA currently serves as a consultant to Firebird, our largest stockholder, and Mr. Fischer attends our Board meetings as an observer on Firebird's behalf.

ITEM 8.  LEGAL PROCEEDINGS.

In May 2007, we completed a private placement of securities to various institutional and accredited investors.  We had previously entered into an engagement letter, as subsequently amended, with MDB Capital Group LLC in connection with the proposed capital raising engagement.  MDB Capital has made a demand that we pay MDB Capital $195,000 in cash and issue MDB Capital warrants to purchase 2,080,000 shares of our common stock at an exercise price of $0.15 per share, all as compensation to MDB Capital under the engagement letter.  We have conceded that we owe MDB Capital $15,000 in placement agent fees and a placement agent warrant to purchase 160,000 shares of our common stock at $0.15 per share under the engagement letter.  We believe that MDB Capital had no role in identifying the other investors in the offering for which MDB Capital claims compensation, and thus have denied that we owe MDB Capital any additional cash compensation or placement agent warrants under the engagement letter.  MDB Capital has indicated its intention to pursue binding arbitration of this dispute in accordance with the terms of the engagement letter, but has to date made no effort to pursue any arbitration of this matter.

Francois Martelet v. Avax et. al. is a breach of contract claim filed by Dr. Martelet, our former Chief Executive Officer, against us and our Board of Directors.  The case was filed on June 30, 2009 in the Federal court in the Eastern District of Pennsylvania under civil docket number 09-2925.  Dr. Martelet is suing us and our Board of Directors personally for nonpayment of wages and for nonpayment of severance.  The exposure on the wage claim is less than two hundred and fifty thousand ($250,000) dollars.  Dr. Martelet has demanded approximately six hundred and fifty thousand ($650,000) on the severance claim.  However, we believe that our exposure on the severance claim is minimal as Dr. Martelet was terminated for cause and is not entitled to severance.  Dr. Martelet has also demanded punitive damages via N.J.S.A. 34:11-4.1 et seq.  Procedurally, the Court has set deadlines for establishing a trial date for this matter sometime during the summer of 2011.  We are in the process of trying to settle this matter without further litigation but we expect to file a counterclaim against Dr. Martelet for a breach of contract and a breach of fiduciary duties, if necessary.

We are periodically involved in ordinary, routine litigation and administrative proceedings incidental to our business.  As of the date of this Form 10, there are no other pending or, to our knowledge, threatened claims against us.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Price of Our Common Stock

No established market currently exists for our common stock.  Our common stock is presently quoted on the over-the-counter "Pink Sheets" under the symbol "AVXT.PK."  We do not currently intend to list our common stock on a national securities exchange.  We are filing this Form 10 to provide current public information to the investment community and to comply with the applicable requirements for anticipated quotation of our common stock on the OTCBB. To be quoted on the OTCBB, we need to be an SEC reporting company, current in our filings with the SEC, and to have a market maker in our common stock file an application with the Financial Industry Regulatory Authority for trading of our common stock on the OTCBB. There are no market cap, asset or other requirements for quotation on the OTCBB. As of the date of this Form 10, we do not satisfy any of the OTCBB’s requirements. However, after our Form 10 becomes effective, we will be an SEC reporting company in compliance with the OTCBB’s requirements and will be in a position to seek a market maker as the final step for quotation on the OTCBB. There is no guarantee that we will be successful in achieving or maintaining this authorization. Even if our common stock trades on the OTCBB, there is no guarantee that the volume of trading in shares of our common stock, or the prices at which our common stock trades, will improve.  Future sales of our common stock on the OTCBB, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

We were previously an SEC-reporting company.  Our common stock was publicly traded on the OTCBB from December 19, 1996 through July 9, 1997.  From 1997 until 2003, our common stock was listed for quotation on the NASDAQ under the symbol "AVXT," initially on the NASDAQ Small Cap Market and later on the NASDAQ National Market (currently, the NASDAQ Capital and NASDAQ Global Markets, respectively).  Our common stock was moved from the NASDAQ National Market to the NASDAQ Small Cap Market in 2002 and was delisted from the NASDAQ in August 2003 due to our failure to maintain the NASDAQ's minimum continuing listing standards.  From August 2003 through March 2009, our common stock was traded on the OTCBB.  On March 31, 2009, we filed a Form 15 with the SEC deregistering our common stock under the Securities Act.  Upon filing the Form 15, our obligation to file reports and forms with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended, and the deregistration and termination of our reporting obligations became effective 90 days after filing.  Since March 2009 through the present day, our common stock has been traded on the over-the-counter "Pink Sheets."

The following table sets forth the high and low sales prices per share of our common stock, as traded on the over-the-counter "Pink Sheets," during each calendar quarter during 2008, 2009 and 2010.  Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.  The closing price per share of our common stock reported on the "Pink Sheets" on May 3, 2011 was $0.03.

	High	Low
Fiscal year ended December 31, 2008
First quarter ended March 31, 2008	$0.150	$0.080
Second quarter ended June 30, 2008	0.130	0.080
Third quarter ended September 30, 2008	0.090	0.040
Fourth quarter ended December 31, 2008	0.051	0.010

Fiscal year ended December 31, 2009
First quarter ended March 31, 2009	$0.020	$0.007
Second quarter ended June 30, 2009	0.034	0.008
Third quarter ended September 30, 2009	0.140	0.012
Fourth quarter ended December 31, 2009	0.290	0.070

Fiscal year ending December 31, 2010
First quarter ended March 31, 2010	$0.180	$0.070
Second quarter ended June 30, 2010	0.15	0.06
Third quarter ended September 30, 2010	0.063	0.015
Fourth quarter (ended December 31, 2010)	0.12	0.03

Fiscal year ending December 31, 2011
First quarter (ended March 31, 2011)	$0.077	$0.041
Second quarter (through May 3, 2011)	0.06	0.03

As of May 3, 2011, there were 689,424,730 shares of common stock outstanding, which were held by approximately 290 record stockholders.  In addition, the 33,500 shares of Series C Preferred Stock outstanding as of May 3, 2011, were convertible into 1,030,756 shares of common stock.  In addition to these outstanding shares, as of May 3, 2011, we have reserved 10,000,000 shares of common stock for issuance of awards under our 2006 equity compensation plan and 213,000,000 shares of common stock through issuance of awards under our 2011 equity compensation plan.

62,445,754 shares of our common stock have previously been registered under the Securities Act, of which 59,452,422 shares relate to non-affiliates.  Shares of our common stock that are restricted securities will be eligible for resale in compliance with Rule 144 ("Rule 144") or Rule 701 ("Rule 701") of the Securities Act following the effectiveness of this Form 10, subject to the requirements described below.  "Restricted Securities," as defined under Rule 144, were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act.  These shares may be sold in the public market only if registered or if they qualify for an exemption from registration, such as Rule 144 or Rule 701, which rules are summarized below.  These shares will generally become available for sale in the public market as follows:

▪	Approximately 146,892,421 restricted shares will be eligible for immediate sale upon the effectiveness of this Form 10; and

▪
Approximately 543,563,065 restricted shares will be eligible for sale in the public market 90 days after the effectiveness of this Form 10, subject to the holding period, volume, manner of sale and other limitations, where required, under Rule 144 and Rule 701.

Rule 144

Below is a summary of the requirements for sales of our common stock pursuant to Rule 144, as in effect on the date of this Form 10, after the effectiveness of this Form 10:

Affiliates

Affiliates will be able to sell their shares under Rule 144 beginning 90 days after the effectiveness of this Form 10, subject to all other requirements of Rule 144.  In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding.  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

 Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders, including Firebird.

Non-Affiliates

For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our shares of common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this Form 10.  A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 upon the effectiveness of this Form 10.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this Form 10, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement.  Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the effective date of this Form 10 before selling their shares under Rule 701.

Registration Rights

Holders of the aggregate of 690,455,534  shares of our common stock (62,445,754 of which shares have previously been registered under the Securities Act), 190,000,000 shares issuable upon conversion of the 2008 and 2009 Notes and options and warrants to purchase an aggregate of up to 675,413,545 shares of our common stock may require us to register their shares for resale under the Securities Act after the effectiveness of this Form 10.  Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of such registration.  Any sales of securities by these stockholders could adversely affect the trading prices of our common stock.

Equity Compensation Plans

As soon as practicable after the effectiveness of the Form 10, we may file a registration statement on Form S-8 under the Securities Act registering our common stock subject to outstanding options or reserved for issuance under our equity compensation plans.  That registration statement will become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to grant of the underlying awards, vesting provisions and Rule 144 limitations applicable to our affiliates.

Dividend Policy

We have not paid any cash dividends on our common stock since our formation.  We do not intend to declare any dividends on our common stock in the foreseeable future.  We anticipate that all our earnings and other resources, if any, will be retained by us for investment in our business.  In addition, the terms of existing or future agreements may limit our ability to pay dividends.  Therefore, our stockholders should not expect to receive a return on their shares through the receipt of dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

In the three years prior to the filing of this Form 10, we issued the following unregistered securities.  Each such sale was exempt from registration under the Securities Act.  Unless indicated otherwise, the transactions involved accredited investors only and were entered into in reliance upon Regulation D and/or Section 4(2) of the Securities Act for an exemption from the registration provisions of the Securities Act.  Except as specified below, we used the proceeds of the private offerings described in this Form 10 for general working capital purposes, including funding of our plan of operation.  Unless specified otherwise, no underwriters were involved in the following issuances of our securities.

Private Placements and Issuances of Convertible Notes

On April 13, 2007, we completed a private financing in the aggregate principal amount of $10,007,500 at a price of $0.125 per share with various institution and individual investors, including Firebird, our largest stockholder, in reliance upon the exemption from registration in Regulation D under Section 4(2) of the Securities Act.  We received gross proceeds of $10,007,500.  In connection with the private placement, we also issued to the investors 80,060,000 shares of common stock and associated warrants to purchase an additional 80,060,000 shares of common stock at an exercise price of $0.15 per share. In addition, we agreed to pay $580,350 and to issue warrants to purchase 6,190,400 shares of common stock at a warrant exercise price of $0.15 per share to certain advisors relating to this private offering.  Firebird participated in this offering in the amount of $3,000,000, for which it recovered 24,000,000 shares of our common stock and 24,000,000 warrants.  We received net proceeds from this private offering, after offering related expenses, of approximately $9.0 million and used these proceeds to continue to implement our plan of operation.  A partnership in which Mr. Rainey, our then President and Chief Executive Officer, is a 50 percent partner and Mr. Rainey's brother is the other 50 percent partner, purchased $50,000 shares of common stock and related warrants to purchase shares of common stock in the April 2007 offering.  John K. A. Prendergast, Carl Spana and Andrew Dahl, our directors, also purchased $50,000, $20,000 and $20,000, respectively, of shares of common stock and associated warrants to purchase shares of common stock in this offering.  Our Board of Directors approved the participation of Dr. Prendergast, Dr. Spana, Dr. Dahl and Mr. Rainey in the private placement.

On October 24, 2008, we issued the 2008 Note in the amount of $1,321,000 to certain accredited investors, including Firebird, which invested $500,000 of this amount, and JFE Hottinger & Affiliates, which invested $250,000 of this amount.  Pursuant to an initial agreement, the notes were to bear interest at the rate of six percent and to mature December 31, 2008.  The notes are convertible into our common stock at a rate of $0.09 per share for each dollar of unpaid principal and interest on the note.  In addition, the note holders were issued warrants to purchase 13,210,000 shares of our common stock at a price of $0.10 per share.  The balance of accrued principal plus interest as of December 31, 2008 was $1,336,825.  At the time the 2008 Note was issued, we recorded a debt discount relating to the detached warrants in the amount of $264,000.  We amortized the resultant debt discount over the term of the 2008 Note through the original maturity date.

An amendment to the 2008 Note was entered to extend the due date through March 31, 2009.  During October 2009, in connection with the 2009 Note, below, an additional amendment to the 2008 Note was entered into with all investors, which adjusted the conversion price for the notes to a rate of $0.015 per share and extended the due date of the 2008 Note through June 1, 2010.  As of December 31, 2009, the 2008 Note and accrued interest balance was $1,417,035.  The 2011 amendment to these notes is described below.

In October 2009, we issued the 2009 Note in the amount of $1,400,000 to Firebird.  The 2009 Note bears interest at the rate of six percent and matures on June 1, 2010.  The notes are convertible into our common stock at a rate of $0.01 per share for each dollar of unpaid principal and interest on the 2009 Note.  In addition, the note holder was issued warrants to purchase 93,333,333 shares (as subsequently adjusted) of our common stock at a price of $0.015 per share.  The note holder was also provided a security interest in certain intellectual property maintained by us pursuant to our license agreement with TJU.  Upon the issuance of the 2009 Note and warrants, a debt discount was calculated, which is limited to the amount of the notes issued.  At the time the 2009 Note was issued, we recorded a debt discount (beneficial conversion) relating to the conversion feature in the amount of $1,400,000.  The aggregate intrinsic value of the difference between the market price of our common stock on October 14, 2009 and the conversion price of the 2009 Note was in excess of the face value of the $1,400,000 value of the notes, and thus, a full debt discount was recorded in an amount equal to the face value of the debt.  We are amortizing the resultant debt discount over the term of the 2009 Note through their maturity date.  This discount is being amortized to interest expense over the life on the 2009 Note through June 1, 2010.  As of December 31, 2009, the balance of the loan plus accrued interest was $1,417,721 less unamortized loan discount of $933,333.  The proceeds of this financing were directed to working capital, to recertify and operate our Philadelphia facility and to provide funding necessary to pursue a recapitalization in an amount sufficient to seek funding for our pivotal Phase III clinical trial of M-VAX for the treatment of Stage IV melanoma.  The 2011 amendment to these Notes is described below.

The 2008 and 2009 Notes have anti-dilution price protection written into the Notes that adjusts the conversion price feature down to match any future debt or equity offerings that are below market price or if they are priced below the conversion price of the Notes while the Notes are still outstanding.  In accordance with the agreements for the issuance of the 2008 and 2009 Notes, we also issued to the investors warrants to purchase our common stock that are based upon a conversion price agreed to in the note agreements, as amended.  These warrants contain anti-dilution price protection in the event that we issue common stock at a price that is lower than the exercise price of the warrant.

On February 16, 2010, we issued the 2010 Note in the amount of $231,000 to certain accredited investors similar to the terms of the notes issued in the 2008 Note above.  The notes bear interest at the rate of six percent and mature on June 1, 2010.  The notes are convertible into our common stock at a rate of $0.01 per share for each dollar of unpaid principal and interest on the note.  In addition, the note holders were issued warrants to purchase 15,466,667 shares of common stock at a price of $0.015 per share.  These notes and warrants were converted to shares of our common stock in connection with our October 2010 financing.

On April 1, 2010, we entered into a subscription agreement with certain of our existing stockholders, including Firebird.  Pursuant to the subscription agreement, the stockholders could acquire additional shares of common stock of our company through the exercise of previously issued warrants, after which they would receive a replacement warrant at an exercise price of $0.015 per share or could purchase a unit which consists of one share of common stock and a warrant to purchase one share of common stock at $0.015 per share.  Our total proceeds received were $960,000 and resulted in the issuance of 64,000,000 shares of common stock and warrants to purchase 64,000,000 shares of common stock at a price of $0.015 per share.

On June 4, 2010, we entered into a subscription agreement with Firebird for the purchase of 20,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock at an exercise price of $0.05 per share for an aggregate purchase amount of $1,000,000.

On October 28, 2010, we entered into a non-binding agreement with Firebird to invest up to $2,000,000 to meet our working capital needs.  The initial advance, in the amount of $1,300,000, was received on November 4, 2010 in consideration for the exercise of warrants, which had been issued in connection with the June 4, 2010 financing, the number of which was adjusted in connection with the agreement.  Firebird consummated the initial advance by exercising warrants for 111,111,111 shares of common stock, which, as mentioned below, were modified as part of the agreement such that they were exercisable at $0.0117 per share.  The June 4, 2010 financing agreement contained a provision that if Firebird exercised any or all of its warrants in connection therewith within 12 months after their issuance, Firebird would receive a replacement warrant for that number of warrants exercised.  Accordingly, we issued a replacement warrant to Firebird to purchase 111,111,111 shares of common stock at an exercise price of $0.0117 per share.  At that time, to the extent that Firebird exercised warrants to provide us additional funds, and such funding is completed prior to June 4, 2011, we would be required to issue up to an additional 316,239,316 replacement warrants to Firebird at an exercise price of $0.0117 per share.

Immediately prior to Firebird's initial advance and as a condition thereof, except for Firebird, (i) all holders of the 2008 Notes and warrants received in connection therewith, (ii) all holders of warrants received in connection with the April 2010 financing, and (iii) all holders of the 2010 Notes agreed to convert their notes to our common stock at an exercise price of $0.01 per share and to either exercise or forfeit their warrants obtained in these financings.  All holders of warrants elected to forfeit their warrants.  Pursuant to the agreement, we agreed to issue an additional 65,470,085 shares of common stock to Firebird, to increase the number of shares for which the warrants issued in the June 4, 2010 financings could be exercised, from 100,000,000 underlying shares to 427,350,425 shares, and modify the exercise price of the warrants from $0.05 to $0.0117 per share.  This modification along with our agreement to reduce or eliminate the minimum change in price required to cause anti-dilution protection to become effective, triggered the anti-dilution provisions of the all warrants purchased by Firebird since 2008, such that all are now exercisable at $0.0117 per share.  Interest on the 2008 Notes was accrued and paid to each holder  through June 1, 2010, the maturity date of the 2008 Notes at that time.  Any interest accrued as of that date was forfeited, immediately before the 2008 Notes were converted to common stock.  Firebird agreed to forego its cash interest and instead received interest in the form of common stock priced at the 2008 and 2009 Notes' adjusted conversion price of $0.01 per share.  Interest on the 2008 Notes started accruing again as of October 29, 2010 pursuant to the agreement between Firebird and AVAX to extend the term of the 2008 and 2009 Notes, as described, with certain other modifications, below.  Interest on the 2009 Notes never stopped accruing.

Pursuant to the agreement, Firebird agreed to forfeit all 24,000,000 warrants it received in connection with the April 2007 financing.  At his election Dr. Prendergast forfeited 50 percent of the warrants issued to him as compensation in April 2010, and we agreed to extend the maturity date of the remaining 2007 warrants held by others by one year, such that they now expire on October 24, 2013.  These warrants are exercisable at $0.15 per share.

In late January 2011, Firebird provided us with an additional cash infusion of $700,000, which was effected through Firebird's exercise of warrants received in the June 2010 financing noted above at an exercise price of $0.0117 per share, resulting in the issuance of 59,829,060 shares of our common stock to Firebird.  In March 2011, Firebird supplied us with $750,000 through an exercise of the same class of warrants, resulting in the issuance of 64,102,564 shares of our common stock to Firebird. In May 2011, Firebird supplied us with $397,800 through an exercise of the same class of warrants, resulting in the issuance of 34,000,000 shares of our common stock to Firebird. As part of the exercise of these warrants, replacement warrants with substantially identical terms were issued to Firebird.  To the extent that Firebird exercised warrants from the June 2010 financing to provide us with additional funds, and such funding is completed prior to June 4, 2011, we would be required to issue up to an additional 158,307,690 replacement warrants to Firebird at an exercise price of $0.0117 per share.

On January 5, 2011, we reached an agreement with Firebird to extend the term of the 2008 Notes and the 2009 Notes to September 30, 2011 (as well as to amend the terms of all Note and warrant agreements between us and Firebird as of October 28, 2010).  We have been in default on these Notes since their amended maturity date of June 1, 2010.  As consideration for the extension of the maturity date, we agreed to increase the rate of interest on each note as of October 28, 2010 by 200 basis points from six percent to eight percent and to pay such interest on a quarterly rather than an annual basis.  The extension agreement also provided us the option to pay interest either in kind or in common stock at the then effective conversion price rather than in cash, provided that if cash interest is not paid, Firebird may determine whether it will receive interest in kind or in common stock.  The provisions regarding the form, but not the timing, of the interest payment will apply retroactively as if they were put in place on the initial issuance date of the 2008 and 2009 Notes.

In addition, pursuant to the extension agreement, we were required to file this Form 10 with the SEC prior to January 10, 2011. Because we did not file this Form 10 by that date, Firebird received an additional 75 basis points of interest from such date on the 2008 and 2009 Notes, respectively, and a new interest rate of 8.75 percent effective as of that date. The interest rate on the 2008 and 2009 Notes will increase by an additional 75 basis points if we do not file a Registration Statement under the Securities Act of 1933, as amended (the "Registration Statement") with the SEC within five business days after the Form 10 is declared effective. Firebird agreed to waive this five business days requirement until April 29, 2011. The interest rate payable to the holders of the 2008 and 2009 Notes will also increase by 50 basis points on the 91st day after filing of the Form 10 if the Form 10 is not declared effective by such date and will increase by an additional 50 basis points as of the end of each 30-calendar-day period thereafter if the Form 10 has not been declared effective by the end of such period. After the Form 10 has been declared effective, the interest rate payable to the holders of the 2008 and 2009 Notes will be increased by (i) an additional 50 basis points if the Registration Statement has not been declared effective as of the end of the 45th day following the effective date of the Form 10 and (ii) an additional 50 basis points for each 30-calendar-day period thereafter if the Registration Statement has not been declared effective by the end of such period. Notwithstanding the foregoing, the aggregate increases in the interest rate payable to the holders pursuant to our agreement with Firebird will not cause the interest rate to exceed the lesser of (i) 18 percent per year and (ii) the maximum interest rate permissible under applicable law.

Compensation Plans and Arrangements

From March 31, 2009, the date we filed a Form 15 suspending our reporting obligations, to December 31, 2010, we granted 3,217,500 stock options to purchase an aggregate of 3,217,500 shares of common stock, with an exercise price of $0.069 per share, and 37,085,518 warrants to purchase an aggregate of 37,085,518 shares of common stock, with an exercise price of $0.015 per share, to certain of our employees, consultants and directors under our equity compensation plan and outside of the plan, in each case as compensation for services provided by such parties to us.  The grants of these awards were intended to be exempt from registration pursuant to Rule 701, or pursuant to Section 4(2) under the Securities Act relative to the transactions by our company not involving any public offering, to the extent an exemption from such registration was required.  From March 31, 2009, the date we filed a Form 15 suspending our reporting obligations, to December 31, 2010, none of these options or warrants have been exercised.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

General

On December 31, 2010, we filed an amendment to our certificate of incorporation with the Secretary of State of the State of Delaware to authorize the issuance of up to two billion five hundred and twenty five million (2,525,000,000) shares of which five million (5,000,000) are designated as preferred shares, par value $0.01 per share, and the remaining two billion five hundred and twenty million (2,520,000,000) shares are designated as common stock, par value $0.004 per share.  As of May 3, 2011, we had issued and outstanding 689,424,730 shares of common stock and 33,500 shares of Series C Preferred Stock, which were convertible into 1,030,756 shares of common stock.

Possible Reverse Stock Split

In connection with our intended listing on the OTCBB, we may implement a reverse stock split, in a range from one-for-ten (1-for-10) to one-for-fifty (1-for-50), inclusive.  The reverse stock split would be implemented due to, among other things, the low selling price of our common stock and the large number of shares of common stock that we have outstanding and to meet the requirements of certain national stock exchanges.  The reverse stock split must be approved by our stockholders, and there is no guarantee that such approval will be obtained.  While our Board has authorized the aforementioned reverse stock split, Firebird, which currently has sufficient voting power to cause the reverse stock split to take effect, has not committed to voting for the reverse stock split and we believe it will evaluate the merits of voting for or against such split at such time as our Board determines it is an appropriate for a reverse stock split to take place and seeks shareholder approval.  The reverse stock split must be approved by our stockholders, and there is no guarantee that such approval will be obtained.  If such approval is obtained and the reverse stock split is implemented, there is no guarantee that the reverse stock split will increase our share price.  We also cannot guarantee that any increase in the price of our common stock resulting from the reverse split will be proportionate to the reverse split ratio, prevail in the market for any specific period of time, increase the trading volume of our shares, or increase our ability to raise capital through the sale of our shares.  If the reverse stock split fails to increase our share price proportionate to the reverse stock split ratio, holders of our common stock will be adversely affected.

Common Stock

Each holder of our common stock is entitled to one vote for each share held of record.  There is no right to cumulative voting of shares for the election of directors.  The common stock is not entitled to preemptive rights and is not subject to redemption or assessment.  Each share of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.  Upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive, pro-rata, our assets which are legally available for distribution to stockholders.  The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Shares

We are authorized to issue up to 5,000,000 preferred shares, par value $0.01 per share.  Our preferred shares can be issued in one or more series as may be determined from time-to-time by our Board of Directors.  In establishing a series, our Board of Directors is required to give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, to fix the number of shares in such series, and the preferences, rights and restrictions thereof.  All shares of any one series shall be alike in every particular.  Our Board of Directors has the authority, without stockholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred shares including, without limitation: (i) the rate of distribution, (ii) the price at and the terms and conditions on which shares shall be redeemed, (iii) the amount payable upon shares for distributions of any kind, (iv) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion and (v) voting rights except as limited by law.

We could authorize the issuance of a series of preferred shares which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of common stock, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock.  Our current stockholders have no redemption rights.

Series A Preferred Stock

At one time, we had designated and issued shares of Series A Preferred Stock, par value $0.01 per share.  Pursuant to an automatic conversion provision in the Certificate of Designations therefor, all outstanding shares of Series A Preferred Stock were converted into shares of common stock effective June 1996.  Thereafter, the Series A Preferred Stock was eliminated pursuant to a Certificate of Elimination filed by us.

Series B Preferred Stock

At one time, we had designated and issued shares of Series B Preferred Stock, par value $0.01 per share.  Pursuant to an automatic conversion provision in the Certificate of Designations therefor, all outstanding shares of Series B Preferred Stock were converted into shares of common stock in March 2000.  Thereafter, the Series B Preferred Stock was eliminated pursuant to a Certificate of Elimination filed by us.

Series C Preferred Stock

Our Board of Directors has authorized the issuance of up to 120,000, of which 33,500 are outstanding as of May 3, 2011, shares of Series C Preferred Stock, par value $0.01 per share, the rights, preferences and characteristics of which include a liquidation preference in the amount of $100 per share in the event of: (i) our liquidation, dissolution or winding up, (ii) a sale or other disposition of all or substantially all of our assets, or (iii) if we cease to exist as a result of a merger, reorganization, combination or similar transaction in which we are not the surviving corporation or the shares of our common stock constituting in excess of 50 percent of our voting power are exchanged for or changed into other stock, cash or any other property.

Dividends

The holders of Series C Preferred Stock are entitled to receive dividends as, when and if declared by our Board of Directors out of funds legally available therefor.  If we declare a dividend or distribution on the common stock, the holders of the Series C Preferred Stock will be entitled to receive for each share of Series C Preferred Stock a dividend or distribution in the amount of the dividend or distribution that would be received by a holder of common stock into which each share of Series C Preferred Stock is convertible on the record day of the dividend or distribution.  We do not intend to pay cash dividends on the Series C Preferred Stock or the underlying common stock for the foreseeable future.

Conversion

Each share of Series C Preferred Stock is convertible, in whole or part, at the option of the holder at any time after the initial issuance date into 30.76923 shares of common stock based upon an initial conversion price of $3.25 per share of common stock (the Initial Conversion Price).  The conversion price is subject to adjustment upon the occurrence of certain mergers, reorganizations, consolidations, reclassifications, stock dividends or stock splits, which will result in an increase or decrease in the number of shares of common stock outstanding.

Mandatory Conversion

We have the right at any time to cause the Series C Preferred Stock to be converted in whole or in part, on a pro rata basis, into common stock if the common stock is then listed on the NASDAQ and the closing price of the common stock exceeds 300 percent of the then applicable conversion price for at least 20 trading days in any 30 consecutive trading day period.  We do not currently intend to list our shares on the NASDAQ or any other national securities exchange.

Liquidation

Upon (i) our liquidation, dissolution or winding up, whether voluntary or involuntary, (ii) a sale or other disposition of all or substantially all of our assets, or (iii) merger or consolidation (a Merger Transaction) in which we are not the surviving entity and shares of common stock consisting in excess of 50 percent of the voting power of our company are exchanged (subparagraphs (i), (ii) and (iii) being collectively referred to as a Liquidation Event), after payment or provision for payment of the debts and other liabilities, the holders of the Series C Preferred Stock then outstanding will first be entitled to receive, pro rata (on the basis of the number of the preferred shares then outstanding), and in preference to the holders of the common stock and any other series of junior stock, an amount per share equal to $100.00 plus accrued but unpaid dividends, if any (the Liquidating Payment); provided, however, that in the case of a Merger Transaction, such $100.00 per share may be paid in cash and/or securities of the surviving entity in such Merger Transaction.  In the case of any Liquidation Event, after payment to the holders of the Series C Preferred Stock of the Liquidating Payment, each share of Series C Preferred Stock then outstanding will be converted into the kind and amount of shares of stock or other consideration receivable in connection with such transaction by a holder of the number of shares of common stock into which such share of Series C Preferred Stock could have been converted immediately prior to such transaction.

Voting Rights

The holders of the Series C Preferred Stock have the right at all meetings of stockholders to the number of votes equal to the number of shares of common stock issuable upon conversion of the Series C Preferred Stock at the record date for determination of the stockholders entitled to vote.  So long as 25 percent of the shares of Series C Preferred Stock initially issued remain outstanding, the holders of 66.67 percent of the Series C Preferred Stock are entitled to approve (i) any amendment to the Certificate of Incorporation or our Bylaws that would affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series C Preferred Stock, or (ii) any authorization or issuance or any increase in the authorized amount of any class or series of stock or any security convertible into stock of such class or series ranking prior to the Series C Preferred Stock upon our liquidation, dissolution or winding up or a sale of all or substantially all of our assets or as to any dividends or distributions.  Except as provided above or as required by applicable law, the holders of the Series C Preferred Stock will be entitled to vote together with the holders of the common stock and not as a separate class.

Registration Rights

Holders of the aggregate of 690,455,534 shares of our common stock (62,445,754 of which shares have previously been registered under the Securities Act), 190,000,000 shares issuable upon conversion of the 2008 and 2009 Notes and options and warrants to purchase an aggregate of up to 675,413,545 shares of our common stock may require us to register their shares for resale under the Securities Act after the effectiveness of this Form 10.  Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of such registration.  Any sales of securities by these stockholders could adversely affect the trading prices of our common stock and other securities.

Anti-Takeover Provisions

As of May 3, 2011, Firebird owned approximately 61.90 percent of our issued and outstanding common stock, and may be deemed to beneficially own approximately 81.81 percent of our common stock (including for this purpose shares underlying Firebird's convertible notes and warrants that are exercisable within 60 days of May 3, 2011).  Firebird's large ownership percentage of our company could impede change-of-control transactions that our other stockholders may want to initiate or support.

In addition, our Certificate of Incorporation and our Bylaws contain provisions that might have an anti-takeover effect.  These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in our control.  They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders' ability to approve transactions that they consider to be in their best interests.

Our Certificate of Incorporation permits our Board of Directors to issue preferred shares.  We could authorize the issuance of a series of preferred shares which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of shares of our common stock, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock.  Our current stockholders have no redemption rights.  In addition, as we have a large number of authorized but unissued shares, our Board of Directors could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Our Bylaws provide that our stockholders may call a special meeting of stockholders only upon the request of at least 20 percent of the holders of our issued and outstanding shares entitled to vote.  This provision could delay a stockholder vote on certain matters, such as a business combination or removal of directors, and could have the effect of deterring a change in our control.  Our stockholders may, however, take action by written consent without a stockholder meeting.

In the future, we may become subject to Section 203 of the Delaware General Corporation Law, also known as the Delaware Merger Moratorium Statute.  In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, unless:

▪	prior to that date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

▪
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

▪
on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

▪	any merger or consolidation involving the corporation and the interested stockholder;

▪	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

▪	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▪
any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation's stock of any class or series beneficially owned by the interested stockholder; and

▪	the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an "interested stockholder" is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the "interested stockholder" status owned, 15 percent or more of a corporation's outstanding voting stock.

If we become subject to Section 203, the provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.  These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, N.A., 350 Indiana Street, Suite 750, Golden, CO 80401.  Telephone number is (303) 262-0600.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our company was organized under the laws of the State of Delaware, and, therefore, we are subject to Section 145 of the General Corporation Law of the State of Delaware (the "DGCL").  Article Nine of our Certificate of Incorporation provides that the liability of our directors is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.  Pursuant to Section 102(b)(7) of the DGCL, directors will not be personally liable to a corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability: (a) for any breach of the duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL (providing for director liability for unlawful payments of dividends or unlawful stock repurchases or redemptions); or (d) for any transaction from which the director derived an improper personal benefit.  This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our directors from complying with Federal or state securities laws.

Section 145 of the DGCL grants each Delaware corporation the power to indemnify its directors and officers against liability for certain of their acts.  Article Seven of our Certificate of Incorporation provides that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by Section 145.

Article Five of our Bylaws provides that we will, to the fullest extent permitted by law, indemnify each person who is or was our director or officer, or is or was serving at our request as a director or officer of another corporation.  Pursuant to the DGCL, an officer or director will not be entitled to indemnification if (a) the officer or director did not act in good faith and in a manner reasonably believed by him or her to be in, or not opposed, to the best interests of AVAX, or (b) the officer or director is subject to criminal action or proceedings and had reasonable cause to believe his or her conduct was unlawful.  In addition, in derivative actions, no indemnification will be made in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such officer or director is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems appropriate.

We have also obtained certain liability insurance coverage for our directors and officers.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statement information required by this Item 13 is set forth at the end of this Form 10 beginning on page F-1 and is hereby incorporated into this Item 13 by reference.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Effective January 8, 2010, BBD, LLP (formerly Briggs, Bunting & Dougherty LLP) ("BBD") resigned as our principal accountant by mutual agreement between us and BBD.

The audit report issued by BBD for our fiscal year dated December 31, 2007 was an unqualified opinion that included an explanatory paragraph describing conditions that raised substantial doubt about our ability to continue as a going concern due to our (1) recurring losses from operations and (2) concerns whether we had adequate capital to fund our operations through 2008.

The decision to change auditors has been considered and approved by the Audit Committee of our Board of Directors.

During our two most recent fiscal years and all subsequent interim periods preceding BBD's resignation, there were no disagreements with BBD concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During our two most recent fiscal years and all subsequent interim periods preceding BBD's resignation, BBD did not advise us of any of the following:

▪	that the internal controls necessary for us to develop reliable financial statements do not exist;

▪
that information came to BBD's attention that led it to no longer be able to rely on management's representations, or that made it unwilling to be associated with the financial statements prepared by management;

▪
(1) the need for BBD to expand significantly the scope of its audit, or that information came to its attention during our two most recent fiscal years or any subsequent interim period preceding BBD's resignation, that if further investigated may have (a) materially impacted the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may have prevented it from rendering an unqualified audit report on those financial statements), or (b) caused BBD to be unwilling to rely on management's representations or be associated with our financial statements, and (2) that, due to their resignation, or for any other reason, BBD did not so expand the scope of its audit or conduct such further investigation; or

▪
(1) that information has come to their attention that it has concluded materially impacts the fairness or reliability of either (a) a previously issued audit report or the underlying financial statements, or (b) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to BBD's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and (2) that, due to their resignation, or for any other reason, the issue has not been resolved to BBD's satisfaction prior to its resignation.

Effective June 11, 2010, we engaged a new independent accountant, WithumSmith+Brown, PC ("WithumSmith"), to audit our financial statements.  During our two most recent fiscal years, and subsequent interim periods prior to engaging WithumSmith, neither AVAX nor someone on our behalf consulted WithumSmith regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on our financial statements; or (3) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

We provided BBD with a copy of the disclosures set forth in this section above prior to the date that this Form 10 was filed with the SEC.  We also requested that BBD furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree.  The letter of BBD provided in response to that request, which states that BBD is in agreement with the above disclosures (apart from the second sentence of the immediately preceding paragraph regarding WithumSmith, with which BBD stated that it was not in a position to agree or disagree), has been filed as an exhibit to this Form 10.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

Financial statements: Please see the following financial statements set forth below beginning on page F-1:

Reports of Independent Registered Public Accounting Firms	Page F-1

Audited Consolidated Financial Statements	Page F-3

Exhibits: A list of exhibits filed with this Form 10 is contained in the exhibit index to this Form 10 and is incorporated herein by reference.

AVAX Technologies, Inc.
(a development stage company)

Consolidated Financial Statements

Years ended December 31, 2010 and 2009 and for the period from January 12, 1990
(Incorporation) to December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm, WithumSmith+Brown, P.C., December 31, 2010 and 2009	F-1

Report of Independent Registered Public Accounting Firm, BBD, LLP (formerly Briggs, Bunting & Dougherty, LLP), December 31, 2007	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2010 and 2009 and for the period from January 12, 1990 (incorporation) to December 31, 2010	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2010 and 2009 and for the period from January 12, 1990 (incorporation) to December 31, 2010	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the period from January 12, 1990 (incorporation) to December 31, 2010	F-9
Notes to Consolidated Financial Statements	F-11

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
  AVAX Technologies, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of AVAX Technologies, Inc. and Subsidiaries (a development stage company) as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the two year period ended December 31, 2010, and for the period from January 12, 1990 (date of incorporation) to December 31, 2010.  These consolidated financial statements are the responsibility on the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The Company’s consolidated financial statements as of and for the period from January 12, 1990 (date of incorporation) through December 31, 2007 were audited by other auditors whose report, dated April 15, 2008, expressed an unqualified opinion on those statements.  The consolidated financial statements for the period from January 12, 1990 (date of incorporation) through December 31, 2007 reflect total revenues and net loss of $8,973,206 and $84,254,830 respectively, of the related totals.  The other auditors’ report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of AVAX Technologies, Inc. and Subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2010, and for the period from January 12, 1990 (date of incorporation) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1, the Company is currently in the development stage, had a net loss of approximately $11,993,000 for the year ended December 31, 2010 and had a deficit accumulated under the development stage of approximately $122,287,000 as of December 31, 2010.  Further, the Company has utilized, from incorporation of approximately, $83,443,000 of cash from operating activities.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WithumSmith+Brown, PC
Princeton, New Jersey
May 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AVAX Technologies, Inc.

We have audited the accompanying consolidated balance sheets of AVAX Technologies, Inc. (a development stage company) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2007 and the period January 12, 1990 (incorporation) through December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVAX Technologies, Inc. and subsidiaries as of December 31, 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period then ended and for the period from January 12, 1990 (incorporation) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and may not have adequate capital to fund its operations through 2008.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans concerning these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment."

/s/ BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
April 15, 2008

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash	$86,400	$25,586
Value Added Tax receivable	80,571	47,855
Prepaid expenses and other current assets	225,860	227,727
Total current assets	392,831	301,168
Plant and equipment, net	75,186	114,827
Tax refund receivable	116,313	616,742
Total assets	$584,330	$1,032,737
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$2,452,191	$2,289,024
Accrued and withheld payroll tax liabilities	627,117	998,146
Governmental advances payable	452,366	671,080
Derivative liabilities	14,306,056	15,419,000
Convertible notes payable, net of discount of $0 and $933,333 in 2010 and 2009, respectively	1,926,652	1,901,423
Loans payable	1,260,492	1,352,182
Total current liabilities	21,024,874	22,630,855
Stockholders’ deficit:
Preferred stock, $.01 par value:
Authorized 5,000,000 shares, including Series C – 120,000 shares
Series C convertible preferred stock: 33,500 Issued and outstanding shares at December 31, 2010 and 2009 (liquidation preference - $3,350,000)	335	335
Common stock, $.004 par value:
2,520,000,000 and 500,000 shares authorized at December 31, 2010 and 2009, respectively; 531,493,106 and 141,574,997 shares issued and outstanding at December 31, 2010 and 2009, respectively	2,125,972	566,300
Additional paid-in capital	99,336,373	87,796,318
Subscription receivable	(422)	(422)
Accumulated other comprehensive income	384,352	333,411
Deficit accumulated during the development stage	(122,287,154)	(110,294,060)
Total stockholders’ deficit	(20,440,544)	(21,598,118)
Total liabilities and stockholders’ deficit	$584,330	$1,032,737

See accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31,		Period from January 12, 1990 (Incorporation) to December 31,
	2010	2009	2010
Revenue:
Gain from sale of the product	$–	$–	$1,951,000
Product and contract service revenue	142,500	399,354	8,007,072
Grant revenue	–	–	206,112
Total revenue	142,500	399,354	10,164,184
Costs and expenses:
Research and development	1,883,646	2,524,563	59,860,209
Acquired in process research and development	–	–	4,420,824
Write down of acquired intellectual property and other intangibles	–	–	3,604,478
Amortization of acquired intangibles	–	–	715,872
Selling, general and administrative	4,174,991	2,758,379	48,403,660
Total costs and expenses	6,058,637	5,282,942	117,005,043
Total operating loss	(5,916,137)	(4,883,588)	(106,840,859)
Other income (expense):
Interest income	–	342	6,259,785
Interest expense	(1,401,132)	(654,313)	(3,150,603)
Change in fair value of derivative liabilities	(4,675,825)	(13,886,900)	(18,694,825)
Other, net	-	-	143,193
Total other income (expense), net	(6,076,957)	(14,540,871)	(15,442,450)
Loss from continuing operations	(11,993,094)	(19,424,459)	(122,283,309)
Loss from discontinued operations	–	–	(3,845)
Net loss	(11,993,094)	(19,424,459)	(122,287,154)
Amount payable for liquidation preference	–	–	(1,870,033)
Net loss attributable to common stockholders	$(11,993,094)	$(19,424,459)	$(124,157,187)

Loss per common share – basic and diluted	$(0.04)	$(0.14)
Weighted-average number of common shares outstanding	280,954,151	141,574,997
Net loss	$(11,993,094)	$(19,424,459)
Foreign currency translation adjustment	50,941	4,854
Comprehensive loss	$(11,942,153)	$(19,419,605)

See accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Subscription	Deferred	Unrealized Loss on Marketable	Accumulated Other Comprehensive	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	Securities	Income	Stage	(Deficit)

Issuance of common stock for services in January 1990	–	$–	–	$–	–	$–	582,500	$2,330	$920	$–	$–	$–	$–	$–	$3,250
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(889)	(889)
Balance at December 31, 1990	–	–	–	–	–	–	582,500	2,330	920	–	–	–	–	(889)	2,361
Issuance of common stock for services in August 1991	–	–	–	–	–	–	230,000	920	5,830	–	–	–	–	–	6,750
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(97,804)	(97,804)
Balance at December 31, 1991	–	–	–	–	–	–	812,500	3,250	6,750	–	–	–	–	(98,693)	(88,693)
Conversion of note payable to related party to common stock in June 1992	–	–	–	–	–	–	22,913	92	160,465	–	–	–	–	–	160,557
Issuance of common stock for services in May and June 1992	–	–	–	–	–	–	264,185	1,056	6,444	–	–	–	–	–	7,500
Issuance of Series A convertible preferred stock, net of issuance cost in June, July and September 1992	1,287,500	12,875	–	–	–	–	–	–	2,258,837	–	–	–	–	–	2,271,712
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(607,683)	(607,683)
Balance at December 31, 1992	1,287,500	12,875	–	–	–	–	1,099,598	4,398	2,432,496	–	–	–	–	(706,376)	1,743,393
Issuance of common stock for services in July and November 1993	–	–	–	–	–	–	8,717	35	24,965	–	–	–	–	–	25,000
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,610,154)	(1,610,154)
Balance at December 31, 1993	1,287,500	12,875	–	–	–	–	1,108,315	4,433	2,457,461	–	–	–	–	(2,316,530)	158,239
Issuance of common stock for services in July 1994	–	–	–	–	–	–	3,750	15	4,485	–	–	–	–	–	4,500
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(781,221)	(781,221)
Balance at December 31, 1994	1,287,500	12,875	–	–	–	–	1,112,065	4,448	2,461,946	–	–	–	–	(3,097,751)	(618,482)
Common stock returned and canceled in April and May 1995	–	–	–	–	–	–	(307,948)	(1,232)	–	–	–	–	–	–	(1,232)
Shares issued in September and November 1995	–	–	–	–	–	–	1,777,218	7,109	–	(7,109)	–	–	–	–	–
Amount payable for liquidation preference	–	–	–	–	–	–	–	–	(738,289)	–	–	–	–	–	(738,289)
Net income	–	–	–	–	–	–	–	–	–	–	–	–	–	1,380,571	1,380,571
Balance at December 31, 1995	1,287,500	12,875	–	–	–	–	2,581,335	10,325	1,723,657	(7,109)	–	–	–	(1,717,180)	22,568
Repurchase of common stock in March 1996	–	–	–	–	–	–	(77,901)	(312)	–	312	–	–	–	–	–
Payment of subscription receivable	–	–	–	–	–	–	–	–	–	2,771	–	–	–	–	2,771
Conversion of Series A preferred stock in June 1996	(1,287,500)	(12,875)	–	–	–	–	321,875	1,288	11,587	–	–	–	–	–	–

See Accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Subscription	Deferred	Unrealized Loss on Marketable	Accumulated Other Comprehensive	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	Securities	Income	Stage	(Deficit)
Issuance of common stock and Series B preferred stock in a private placement in May and June 1996	–	–	258,198	2,582	–	–	129,099	516	22,217,397	–	–	–	–	–	22,220,495
Issuance of common stock and Series B preferred stock for services in June 1996	–	–	1,000	10	–	–	500	2	99,988	–	–	–	–	–	100,000
Exercise of warrants in June and July 1996	–	–	–	–	–	–	156,250	626	5,624	–	–	–	–	–	6,250
Amount payable for liquidation preference	–	–	–	–	–	–	–	–	(1,131,744)	–	–	–	–	–	(1,131,744)
Compensation related to stock options granted in May and September 1996	–	–	–	–	–	–	–	–	1,076,373	–	(1,076,373)	–	–	–	–
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	112,949	–	–	–	112,949
Unrealized loss on marketable securities	–	–	–	–	–	–	–	–	–	–	–	(2,037)	–	–	(2,037)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,536,842)	(1,536,842)
Balance at December 31, 1996	–	–	259,198	2,592	–	–	3,111,158	12,445	24,002,882	(4,026)	(963,424)	(2,037)	–	(3,254,022)	19,794,410
Payment of subscription receivable	–	–	–	–	–	–	–	–	–	1,761	–	–	–	–	1,761
Write-off of subscription receivable	–	–	–	–	–	–	–	–	(1,833)	1,833	–	–	–	–	–
Exercise of warrants in April and June 1997	–	–	–	–	–	–	49,770	199	(199)	–	–	–	–	–	–
Conversion of preferred to common stock	–	–	(55,039)	(551)	–	–	1,421,403	5,685	(5,134)	–	–	–	–	–	–
Repurchase of fractional shares	–	–	–	–	–	–	(26)	–	(76)	–	–	–	–	–	(76)
Realization of loss on marketable securities	–	–	–	–	–	–	–	–	–	–	–	2,037	–	–	2,037
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	269,100	–	–	–	269,100
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(4,266,125)	(4,266,125)
Balance at December 31, 1997	–	–	204,159	$2,041	–	–	4,582,305	18,329	23,995,640	(432)	(694,324)	–	–	(7,520,147)	15,801,107
Conversion of preferred to common stock	–	–	(91,470)	(914)	–	–	2,386,174	9,544	(8,630)	–	–	–	–	–	–
Payment of subscription receivable	–	–	–	–	–	–	–	–	–	10	–	–	–	–	10
Issue shares based upon reset provisions	–	–	–	–	–	–	3,029,339	12,117	(12,117)	–	–	–	–	–	–
Issue compensatory shares to officer	–	–	–	–	–	–	9,301	38	24,962	–	–	–	–	–	25,000
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	269,100	–	–	–	269,100
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(5,838,130)	(5,838,130)
Balance at December 31, 1998	–	–	112,689	1,127	–	–	10,007,119	40,028	23,999,855	(422)	(425,224)	–	–	(13,358,277)	10,257,087
Conversion of preferred to common stock	–	–	(38,805)	(388)	–	–	1,012,286	4,049	(3,661)	–	–	–	–	–	–
Issue shares based upon reset provisions	–	–	–	–	–	–	20,885	84	(84)	–	–	–	–	–	–
Issuance of Series C preferred stock in a private placement in March 1999	–	–	–	–	101,300	1,013	–	–	9,283,726	–	–	–	–	–	9,284,739
Exercise of Warrants pursuant to cashless exercise provisions	–	–	–	–	–	–	37,500	150	27,000	–	–	–	–	–	27,150
Capital contributed through sale of 20% interest in consolidated subsidiaries to unrelated third party	–	–	–	–	–	–	–	–	2,099,200	–	–	–	–	–	2,099,200

See Accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Subscription	Deferred	Unrealized Loss on Marketable	Accumulated Other Comprehensive	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	Securities	Income	Stage	(Deficit)
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	269,100	–	–	–	269,100
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(7,867,563)	(7,867,563)
Balance at December 31, 1999	–	–	73,884	739	101,300	1,013	11,077,790	44,311	35,406,036	(422)	(156,124)	–	–	(21,225,840)	14,069,713
Conversion of preferred to common stock	–	–	(73,884)	(739)	(14,550)	(146)	2,375,083	9,500	(8,615)	–	–	–	–	–	–
Private placement of common stock, March 2000	–	–	–	–	–	–	2,259,494	9,039	24,186,656	–	–	–	–	–	24,195,695
Capital contribution by shareholder	–	–	–	–	–	–	–	–	93,637	–	–	–	–	–	93,637

Exercise of options and warrants	–	–	–	–	–	–	29,254	117	271,273	–	–	–	–	–	271,390
Shares issued pursuant to acquisition of Subsidiary	–	–	–	–	–	–	800,000	3,200	7,596,800	–	–	–	–	–	7,600,000
Elimination of contributed capital related to joint venture no longer consolidated	–	–	–	–	–	–	–	–	(2,099,200)	–	–	–	–	–	(2,099,200)
Amortization of deferred compensation	–	–	–	–	–	–	–	–	–	–	156,124	–	–	–	156,124
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	80,009	–	80,009
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(16,276,749)	(16,276,749)
Balance at December 31, 2000	–	–	–	–	86,750	867	16,541,621	66,167	65,446,587	(422)	–	–	80,009	(37,502,589)	28,090,619
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	(38,894)	–	(38,894)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(15,109,753)	(15,109,753)
Balance at December 31, 2001	–	–	–	–	86,750	867	16,541,621	66,167	65,446,587	(422)	–	–	41,115	(52,612,342)	12,941,972
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	354,789	–	354,789
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(9,425,564)	(9,425,564)
Balance at December 31, 2002	–	–	–	–	86,750	867	16,541,621	66,167	65,446,587	(422)	–	–	395,904	(62,037,906)	3,871,197
Conversion of preferred to common stock	–	–	–	–	(50,000)	(500)	1,538,450	6,153	(5,653)	–	–	–	–	–	–
Common stock warrants issued in conjunction with convertible notes payable	–	–	–	–	–	–	–	–	142,500	--	-	-	-	-	142,500
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	10,175	–	10,175
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,286,100)	(3,286,100)
Balance at December 31, 2003	–	–	–	–	36,750	367	18,080,071	72,320	65,583,434	(422)	–	–	406,079	(65,324,006)	737,772
Exercise of warrants	–	–	–	–	–	–	338,400	1,354	47,037	–	–	–	–	–	48,391
Conversion of bridge notes to common stock	–	–	–	–	–	–	7,486,430	29,945	943,330	–	–	–	–	–	973,275
Private placement of common stock	–	–	–	–	–	–	10,166,667	40,667	2,852,656	–	–	–	–	–	2,893,323
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	20,739	–	20,739
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,457,908)	(3,457,908)
Balance at December 31, 2004	–	–	–	–	36,750	367	36,071,568	144,286	69,426,457	(422)	–	–	426,818	(68,781,914)	1,215,592
Private placement of common stock	–	–	–	–	–	–	25,343,430	101,374	7,885,153	–	–	–	–	–	7,986,527
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	28,864	–	28,864
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(3,703,768)	(3,703,768)
Balance at December 31, 2005	–	–	–	–	36,750	367	61,414,998	245,660	77,311,610	(422)	–	–	455,682	(72,485,682)	5,527,215

See Accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)
Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Subscription	Deferred	Unrealized Loss on Marketable	Accumulated Other Comprehensive	Deficit Accumulated During the Development	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	Securities	Income	Stage	(Deficit)
Balance at December 31, 2005	–	–	–	–	36,750	367	61,414,998	245,660	$77,311,610	(422)	–	$–	455,682	(72,485,682)	5,527,215
Stock based compensation expense	–	–	–	–	–	–	–	–	148,548	–	–	–	–	–	148,548
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	23,535	–	23,535
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(5,355,500)	(5,355,500)
Balance at December 31, 2006	–	–	–	–	36,750	367	61,414,998	245,660	77,460,158	(422)	–	–	479,217	(77,841,182)	343,798
Conversion of Series C Shares	–	–	–	–	(3,250)	(32)	99,999	400	(368)	–	–	–	–	–	–
Private placement of common stock	–	–	–	–	–	–	80,060,000	320,240	8,998,120	–	–	–	–	–	9,318,360
Stock based compensation expense	–	–	–	–	–	–	–	–	199,148	–	–	–	–	–	199,148
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	(64,246)	–	(64,246)
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(6,413,648)	(6,413,648)
Balance at December 31, 2007	–	–	–	–	33,500	335	141,574,997	566,300	86,657,058	(422)	–	–	414,971	(84,254,830)	3,383,412
Stock based compensation expense	–	–	–	–	–	–	–	–	303,465	–	–	–	–	–	303,465
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	(86,414)	–	(86,414)
Debt discount (See Note 5)	–	–	–	–	–	–	–	–	264,200	–	–	–	–	–	264,200
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(6,482,671)	(6,482,671)
Balance at December 31, 2008	–	–	–	–	33,500	335	141,574,997	566,300	87,224,723	(422)	–	–	328,557	(90,737,501)	(2,618,008)
Cumulative effect of change in accounting principle (See Note 5)	–	–	–	–	–	–	–	–	–	–	–	–	–	(132,100)	(132,100)
Balance at January 1, 2009, as adjusted	–	–	–	–	33,500	335	141,574,997	566,300	87,224,723	(422)	–	–	328,557	(90,869,601)	(2,750,108)
Stock based compensation expense	–	–	–	–	–	–	–	–	571,595	–	–	–	–	–	571,595
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	4,854	–	4,854
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(19,424,459)	(19,424,459)
Balance at December 31, 2009	–	–	–	–	33,500	335	141,574,997	566,300	87,796,318	(422)	–	–	333,411	(110,294,060)	(21,598,118)
Private placement of common stock	–	–	–	–	–	–	109,953,486	439,814	(2,510)	–	–	–	–	–	437,304
Shareholder exercise of warrants	–	–	–	–	–	–	150,627,710	602,510	1,135,047	–	–	–	–	–	1,737,557
Conversion of convertible notes payable and accrued interest	–	–	–	–	–	–	129,336,913	517,348	776,021	–	–	–	–	–	1,293,369
Stock based compensation expense	–	–	–	–	–	–	–	–	2,525,784	–	–	–	–	–	2,525,784
Foreign currency translation adjustment	–	–	–	–	–	–	–	–	–	–	–	–	50,941	–	50,941
Modification of warrants and conversion options	–	–	–	–	–	–	–	–	7,105,713	–	–	–	–	–	7,105,713
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(11,993,094)	(11,993,094)
Balance at December 31, 2010	–	$–	–	$–	33,500	$335	531,493,106	$2,125,972	$99,336,373	$(422)	$–	$–	$384,352	$(122,287,154)	$(20,440,544)

See Accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)

Consolidated Statements of Cash Flows

	Year ended December 31		Period from January 12, 1990 (Incorporation) to December 31,
	2010	2009	2010
Operating activities
Net loss	$(11,993,094)	$(19,424,459)	$(122,287,154)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,456	441,836	5,863,243
Amortization of debt discount on convertible notes payable	1,165,078	466,668	2,038,446
Extraordinary gain related to negative goodwill on consolidated subsidiary	–	–	(902,900)
Cumulative effect of change in accounting	–	–	(54,195)
Amortization of deferred gain on joint venture	–	–	(1,805,800)
Equity in net loss of joint venture	–	–	1,703,763
Stock based compensation expense	2,525,784	571,595	3,748,540
Minority interest in net loss of consolidated subsidiary	–	–	(80,427)
Acquired in-process research and development charge	–	–	4,420,824
Write down of acquired intellectual property and other intangibles	–	–	3,604,478
Change in fair value of derivative liabilities	4,675,825	13,886,900	18,562,725
Compensatory stock issue	–	–	25,000
Gain on sale of the product	–	–	(1,951,000)
Gain on sale of intellectual property	–	–	(787)
Accretion of interest on common stock receivable	–	–	(449,000)
Accretion of interest on amount payable to preferred stockholders and Former Officer	–	–	449,000
Loss on sale of furniture and equipment	–	–	246,254
Issuance of common stock or warrants for services	–	–	423,289
Non-cash revenue recorded	(142,500)	–	(142,500)
Issuance of common stock for interest	126,928	-	126,928
Changes in operating assets and liabilities:
Accounts receivable	–	184,210	142,016
Inventory	–	10,285	41,916
Prepaid expenses and other current assets	(40,721)	58,683	(74,140)
Tax refund receivable	490,659	441,003	167,032
Accounts payable and accrued expenses	(109,533)	591,983	2,196,018
Government advances payable	(180,687)	(74,377)	104,961
Deferred revenue	-	-	360,292
Amount payable to Former Officer	–	–	80,522
Net cash used in operating activities	$(3,439,805)	$(2,845,673)	$(83,442,656)
Investing activities
Purchases of marketable securities	–	–	(351,973,210)
Proceeds from sale of marketable securities	–	–	344,856,738
Proceeds from sale of short-term investments	–	–	7,116,472
Purchases of furniture and equipment	(2,815)	(12,677)	(3,850,539)
Proceeds from sale of furniture and equipment	–	–	51,119
Cash acquired in acquisition of control of joint venture	–	–	991,634
Organization costs incurred	–	–	(622,755)
Net cash used in investing activities	$(2,815)	$(12,677)	$(3,430,541)

See Accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)

Consolidated Statements of Cash Flows (continued)

	Year ended December 31		Period from January 12, 1990 (Incorporation) to December 31,
	2010	2009	2010
Financing activities
Proceeds from issuance of notes payable to related party	$–	$–	$957,557
Principal payments on notes payable to related party	–	–	(802,000)
Proceeds from loans payable and the related issuance of warrants	231,745	1,400,000	5,266,745
Principal payments on loans payable	-	-	(1,389,000)
Payments for fractional shares from reverse splits and preferred stock conversions	–	–	(76)
Proceeds from loans payable	–	914,884	914,884
Financing costs incurred	–	–	(90,000)
Shareholder capital contribution	–	–	93,637
Payments received on subscription receivable	–	–	4,542
Proceeds received from exercise of stock warrants	1,892,749	–	1,969,641

Elimination of consolidated accounting treatment for joint venture	–	–	(2,511,701)
Capital contribution through sale of interest in consolidated subsidiary	–	–	2,624,000
Net proceeds received from issuance of preferred and common stock	1,367,251	–	79,538,102
Net cash provided by financing activities	3,491,745	2,314,884	86,576,331

Effect of exchange rate changes on cash	11,689	18,246	383,266

Net change in cash	60,814	(525,220)	86,400
Cash at beginning of period	25,586	550,806	–
Cash at end of period	$86,400	$25,586	$86,400

Supplemental disclosure of cash flow information
Interest Paid	$–	$–	$–
Non-cash activity:
Issuance of restricted stock compensation	$–	$–	$25,000
Common stock warrants issued with convertible notes	$–	$–	$142,500
Conversion of loan into common stock	$1,293,369	$–	$2,243,369
Payment of interest with common stock	$126,928	$–	$150,203
Deferred revenue converted to note payable	$–	$400,000	$400,000
Debt discount (See note 5)	$231,745	$1,400,000	$1,895,945
Modification of warrants and conversion options	$7,105,713	$–	$7,105,713
Warrant issuance initial valuation	$1,085,139	$–	$1,085,139

See accompanying notes to consolidated financial statements.

AVAX Technologies, Inc. and Subsidiaries
(a development stage company)

Notes to Consolidated Financial Statements
December 31, 2010 and 2009

1.      Description of Business and Significant Accounting Policies

Description of Business

AVAX Technologies, Inc. and its subsidiaries (the Company) is a development stage biopharmaceutical company.

In November 1995, the Company sold its leading product under development, an over-the-counter nutritional, dietary, medicinal and/or elixorative food supplement or drug and all of the related patents and other intellectual property.  The agreement was for $2.4 million in shares of common stock of Interneuron Pharmaceuticals, Inc. (IPI), a public company, the parent of the purchaser of the Product (the “Stock”).  Certain common stockholders of the Company were also common stockholders of IPI.  Pursuant to the terms of the agreement, the purchase price, payable in two equal installments in December 1996 and 1997, was fixed, and the number of shares of the Stock would vary depending on the quoted market price of the Stock at such time.  Because the Stock was receivable in two equal annual installments, the gain from the sale of the Product, $1,951,000, was calculated by discounting the value of the Stock receivable using a discount rate of 15%.

Also in November 1995, the Company entered into a license agreement with Thomas Jefferson University (TJU) to develop, commercially manufacture and sell products embodying immunotherapeutic vaccines for the treatment of malignant melanoma and other cancers (the Invention).

In December 1996, the Company entered into a license agreement with Rutgers University (Rutgers) to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer and infectious diseases.  During 2004 the Company and Rutgers agreed to cancel the license agreement and all of the Company’s obligations associated with the license agreement.

In February 1997, the Company entered into a license agreement with Texas A&M to develop, commercially manufacture and sell products embodying a series of compounds for the treatment of cancer (the Texas A&M Compounds) (see Note 2).

In November 1999, the Company entered into a definitive joint venture agreement with Australia Vaccine Technologies (AVT) (formerly Neptunus International Holdings Limited), a pharmaceutical group in Australia, under the subsidiary name, AVAX Holdings Australia Pty Limited (“AVAX Holdings”).  Under the joint venture agreement, AVAX Holdings, through its affiliated entities AVAX Australia Pty Limited and AVAX Australia Manufacturing Pty Limited (the “Joint Venture Companies”), was organized for the purpose of manufacturing and marketing M-Vax, an immunotherapy for the post-surgical treatment of Stage 3 and 4 melanoma, in Australia and New Zealand.  In January 2002, the Joint Venture Companies repurchased 90% of AVT’s interest in the two joint venture companies resulting in AVAX owning a 95% interest in the net equity of both joint venture companies.  The Company was seeking but was unable to obtain a timely governmental reimbursement for the costs of treatment with the M-Vax in Australia, and determined to discontinue operations in Australia in order to focus the cash resources of the Company on its U.S. and European operations.  In September 2002, the Company announced that it would be discontinuing its operations in Australia and in December 2002 the Company completed the liquidation of its Australian subsidiary.

In August 2000, the Company completed its acquisition of GPH, S.A. (“Holdings”) and Genopoietic S.A. (“Genopoietic”) each a French societe anonyme based in Paris, France with its principal operating facility in Lyon, France.  Holdings and Genopoietic were organized in 1993 to develop gene therapy applications and market gene therapy treatments for cancer.  In addition, the Company performed contract manufacturing and research activities at its facilities located in Lyon.  The Company’s December 31, 2010 consolidated balance sheet includes a deficit of liabilities in excess of assets of approximately $917,000 related to these subsidiaries.

The Company’s business is subject to significant risks consistent with biotechnology companies that are developing products for human therapeutic use.  These risks include, but are not limited to, uncertainties regarding research and development, access to capital, obtaining and enforcing patents, receiving regulatory approval, and competition with other biotechnology and pharmaceutical companies.  The Company plans to continue to finance its operations with a combination of equity and debt financing and, in the longer term, revenues from product sales, if any.  However, there can be no assurance that it will successfully develop any product or, if it does, that the product will generate any or sufficient revenues.

Basis of Presentation

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2010, the Company incurred a net loss of $11,993,094 a deficit accumulated during the development stage of $122,287,154 and has incurred an accumulated operating cash flow deficit of $83,442,656 since incorporation.  The Company’s recent cash requirements were satisfied through the issuance of convertible debt securities and Shareholders exercising warrants in 2009 and 2010 and the subsequent extension of due dates on these securities (see Note 5), maintaining balances in accounts payable and accrued expenses on terms in excess of those afforded in commercial practice and customer agreements and through the use of available cash.  However, the Company does not have sufficient resources to maintain its existing plan of operations throughout 2011.  Our present resources are currently sufficient to fund our operations into May 2011.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management anticipates that additional debt or equity financing will be required to fund ongoing operations and product development in 2011.  The Company is currently negotiating with potential investors to raise additional capital or secure revenue sources to fund current operations.  However, there is no assurance that the Company will successfully obtain the required capital or revenues or, if obtained, the amounts will be sufficient to fund ongoing operations in 2011 and beyond.  The inability to secure additional capital could have a material adverse effect on the Company, including the possibility that the Company could have to cease operations.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AVAX Technologies, Inc., and its subsidiaries.  All significant intercompany balances and transactions have been eliminated in consolidation.

Development Stage Company

The accompanying consolidated financial statements have been prepared in accordance with the provisions of ASC Topic 915, “Development Stage Entities”.

Foreign Currency Translation

Holdings and Genopoietic use the Euro as their functional currency as required by the European Union.  The Australian Joint Venture Companies and AVAX Holdings used the Australian Dollar as their functional currency prior to the discontinuance of operations discussed above.

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 810, the financial statements of these entities have been translated into United States dollars, the functional currency of the Company and its other wholly-owned subsidiaries and the reporting currency herein, for purposes of consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates include, but are not limited to, the recoverability of plant and equipment, collectability of receivables, fair value of derivative liabilities, valuation of stock options and warrants and valuation of tax asset and accrued expenses.  Actual results could differ from those estimates.

At December 31, 2010 and 2009, the Company estimates that the value of it derivative liabilities approximated $14,306,000 and $15,419,000, respectively.  Changes in the valuation of the derivative liabilities are reported in other income (expense) in the Statement of Operations.

Revenue Recognition

The Company’s revenues are related to the provision of contract services and the sale of its product, the AC Vaccine Technology, for the treatment of melanoma.  Contract service revenue is recognized in installments based upon the contractual agreement entered into with clients.  Product revenues represent fees received or payable to the Company related to the manufacture and sale of the vaccine.  Product revenue is recognized when the vaccine is received by the hospital administering the vaccine.

The Company records as deferred revenue amounts received in advance of the provision of services in accordance with contracts or grants.  Deferred revenue at December 31, 2008 consisted of $400,000 received pursuant to a clinical development and manufacturing agreement for which the activities needed to be completed to earn the funds had not been completed as of December 31, 2008.  Pursuant to a modification of the agreement, relating to the advance, with Cancer Treatment Centers of America (“CTCA”) dated April 27, 2009 (see Note 5), the amount of deferred revenue was transferred to a note payable to CTCA.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.  Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.  Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.  There was no valuation allowance at December 31, 2010 and 2009.  The Company generally does not charge interest on accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk are principally cash and accounts receivable.  At December, 31, 2010 and 2009, cash consisted of funds maintained in the Company’s checking accounts.  The Company places its cash in a limited number of financial institutions   Credit limits, ongoing credit evaluations, and account monitoring procedures are utilized to minimize the risk of loss from accounts receivable.  Collateral is generally not required.

Fair Value of Financial Instruments

As of December 31, 2010 and 2009, the Company’s financial instruments consisted of cash, accounts payable and accrued expenses, convertible notes payable, notes payable and derivative liability.  The Company believes that the carrying values of cash, accounts payable and accrued expenses at December 31, 2010 and 2009 approximated fair value due to their short-term maturity.  Based on the borrowing rates and terms currently available to the Company for loans of similar terms, the Company has determined that the carrying value of convertible notes payable and loans payable approximates fair value.  The Company has determined that the carrying value of the derivative liabilities approximates fair value based on the intrinsic value method and binomial pricing models.

Value Added Tax Receivable

The Company’s French subsidiary, with the purchase of supplies and equipment and the Company’s operating lease payments, incurs an additional charge for value added tax, which is recorded as due and payable and remitted  to the vendor.  The vendor is then required to file and remit to the taxing authorities the value added tax it collects. On a quarterly basis the Company is allowed to file for a refund, from the taxing authority, of value added taxes that were paid during the period.  The balance in value added tax receivable represents the value of the payments to be received plus the value of the payments due and payable to the Company’s vendors included in accounts payable.

Inventories

The Company’s policy is to state inventories at the lower of cost, determined using the first-in, first-out method, or market.  The Company’s inventories would typically include raw materials and supplies used in research and development activities.  Due to cessation of its research activities and departure of its research employees at the Company’s Lyon facility, all inventory on hand was charged to materials and supplies during 2009.

Accrued Expenses

The Company provides a provision for accrued expenses based upon its contractual obligation, as calculated by the Company, for all claims made for payment to the Company.

Plant and Equipment

The Company records plant and equipment at cost.  Costs of maintenance and repairs of plant and equipment are charged to costs and expenses.

Depreciation is computed using the straight-line method over the estimated useful lives of furniture and equipment, which range from three to ten years.  Depreciation for the Company’s manufacturing facility and related equipment are computed using the straight-line method over estimated useful lives of 5 to 10 years.  Leasehold improvements related to the building are being amortized using the straight-line method over the actual life of the lease.  Due to the cessation of manufacturing and research at the Company’s Lyon facility and the departure of its manufacturing and research employees during 2009 the Company recognized $263,153 of depreciation expense in 2009 for the remaining unamortized balance of assets capitalized for the Lyon facility.    This full amount was expensed to Research and Development expense during 2009.

Income Taxes

The Company and its domestic subsidiaries file a consolidated federal and separate company state income tax returns.  Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences or operating loss and tax credit carryforwards are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.  The Company has recorded a valuation allowance against its deferred tax assets based on the history of losses incurred.

Derivative liabilities

The Company’s derivative warrant instruments are measured at fair value using a binomial or intrinsic valuation method which takes into account, as of the valuation date, factors including the current exercise price, the expected life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the warrant.  The Company recognizes all of its warrants with price protection in its consolidated balance sheet as liabilities depending on the rights or obligations under the contracts.  The liability is revalued at each reporting period and changes in fair value are recognized currently in the consolidated statements of operations under the caption “Change in fair value of derivative liabilities.” See note 5.

Licenses and Patents

Licenses and patent costs are expensed as incurred as the Company does not feel there is an alternate future use for the costs.  Licenses are classified as research and development and patents are classified as administrative expenses in the statement of operations.

Research and Development Costs

Research and development costs, including payments related to research and license agreements, are expensed when incurred.  Contractual research expenses are recorded pursuant to the provisions of the contract under which the obligations originate.  Research and development costs include all costs incurred related to the research and development, including manufacturing costs incurred, related to the Company’s research programs.  The Company is required to produce its products in compliance with current Good Manufacturing Practices (“cGMP”), which requires a minimum level of staffing, personnel and facilities testing and maintenance.  Based upon its current staffing level required to be in compliance with cGMP, the Company has excess capacity.  Utilizing this excess capacity, revenue is generated through contract manufacturing engagements.  Costs for production of products will be capitalized and charged to cost of goods sold only after the Company has received approval to market the drug by a Regulatory Authority.

Stock-Based Compensation

The Company has adopted ASC 718 “Compensation – Stock Compensation.”  ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures.

Earnings Per Share

Net loss per share is based on net loss divided by the weighted average number of shares of common stock outstanding during the respective periods.  Diluted earnings per share information is not presented, as the effects of stock options, warrants and other convertible securities would be anti-dilutive for the periods presented.  Potentially dilutive securities not included in dilutive loss per common share consisted of outstanding stock options and warrants to acquire approximately 675,414,000 and 280,802,000 shares of common stock as of December 31, 2010 and 2009, respectively.  In addition there were 190,000,000 and 272,100,000 shares of common stock issuable as of December 31, 2010 and 2009 related to conversion features of notes payable outstanding at the end of each period.

Reclassifications

Certain items in the 2009 consolidated financial statements have been reclassified in order to conform to the 2010 presentation.  None of the reclassifications affected the Company’s results of operations.

Recently Issued Accounting Standards

On January 1, 2009, the Company adopted ASC 815-40-15, “Derivatives and Hedging — Contracts in Entity’s Own Equity (Scope and Scope Exceptions)” (“ASC 815-40-15”), which requires that the Company apply a two-step approach in evaluating whether an equity-linked financial instrument (or embedded feature) is indexed to our own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The adoption of ASC 815-40-15 resulted in us adjusting our beginning balance of retained earnings down by $132,100 as of January 1, 2009 and resulted in us recording a change in fair value of our derivative liability on the statement of operations for the twelve months ended December 31, 2010 and 2009 of $4,675,825 and $13,886,900, respectively, and a cumulative derivative liability on our balance sheet at December 31, 2010 and 2009 of $14,306,056 and $15,419,000.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition – Milestone Method (Topic 605): Milestone Method of Revenue Recognition.  The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010.  Early adoption is permitted.  If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption.  The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

In May 2010, the FASB issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates (SEC Update).  The amendments in this Update discuss the translation of foreign currency for consolidation in US GAAP financial statements.  This Update is effective March 18, 2010.  The Company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2010, the FASB issued Accounting Standards Update 2010-20 (ASU 2010-20), Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  The amendments in this update require disclosures about the nature of credit risk in an entity’s financing receivables, how that risk is incorporated into the allowance for credit losses and the reasons for any changes in the allowance.  This Update is effective for interim and annual reporting periods ending on or after December 15, 2010.  The Company does not expect the provisions of ASU 2010-20 to have a material effect on the financial position, results of operations or cash flows of the Company.

2.      License and Research Agreements

In November 1995, the Company entered into an agreement with TJU for the exclusive worldwide license to develop, manufacture and sell the Invention (see Note 1).  In consideration for the license agreement, the Company paid cash of $10,000 and issued an aggregate of 458,242 shares of common stock to TJU and the scientific founder (the Scientist).

Under the terms of the license agreement the Company is obligated to (i) pay certain milestone payments as follows: $10,000 upon initiation of the first clinical trial that is approved by the Food and Drug Administration (“FDA”) or comparable international agency, $10,000 upon the first filing of a New Drug Application (“NDA”) with the FDA or comparable international agency, and $25,000 upon receipt by the Company of approval from the FDA or comparable international agency to market products, (ii) enter into a research agreement to fund a study to be performed by TJU for the development of the technology related to the Invention (the Study) at approximately $220,000 per annum for the first three years, and (iii) following the third year, spend an aggregate of $500,000 per year (which includes costs incurred pursuant to the research agreement plus other internal and external costs) on the development of the Invention until commercialized in the United States.  If following the third year, the Company files for United States marketing approval through a Company sponsored NDA, the Company may elect to spend less than $500,000 per year on the development of the Invention during the period of time the NDA is under review by the FDA.  During 2000, a payment of $25,000 was made to TJU pursuant to the license agreement.  In addition, the Company is obligated to pay 4% royalties on its worldwide net revenue derived from the Invention and a 20% of all revenues received from sub-licensees of the Invention.  The research agreement with TJU was terminated by the Company during 2004.

In February 1997, the Company licensed from The Texas A&M University System an issued U.S. patent and certain U.S. and foreign patent applications relating to a series of novel cancer-fighting anti-estrogen compounds that may be especially effective against hormone-dependent tumors.  The development of the anti-estrogren compounds is no longer a part of the Company‘s plan of operation.  The Company has been notified by Texas A&M that Texas A&M considers the Company to be in violation of the license agreement and that the Company’s rights under the license agreement have been revoked.  The Company disputes the contention by Texas A&M and the Company is attempting to return the technology to the University.  Texas A&M has filed a lawsuit against the Company seeking reimbursement from AVAX for certain patent expenses incurred by the University from AVAX.  In October 2008, the Company settled the suit for $25,000 plus interest on the unpaid balance, payable over four months beginning in November 2008.

3.      Equity Transactions

Common and Preferred Stock

In May 1996, the Company’s authorized capital was increased to 50,000,000 shares of common stock, par value $.004, and 5,000,000 shares (of which 2,500,000 shares were designated as Series A preferred stock, 300,000 shares were designated as Series B preferred stock and 120,000 shares were designated as Series C preferred stock) of preferred stock, par value $.01.  In June 1998, the Company’s authorized common stock, par value $.004, was decreased to 30,000,000 shares.  In January 2004, the Company’s authorized common stock, par value $.004, was increased to 150,000,000 shares. In January 2007, the Company’s authorized common stock, par value $0.04, was increased to 500,000,000 shares.  In April 2010, the Company’s authorized common stock, par value $0.04, was increased to 2,500,000,000 shares.  As of June 2006, no shares of the Series B preferred stock were issued or outstanding, and the Certificate of Designation for the Series B preferred stock was cancelled.

At the second closing of the private placement on June 11, 1996, the 1,287,500 shares of Series A preferred stock were automatically converted to 321,875 shares of common stock.  Notwithstanding such conversion, holders of the Series A preferred stock have received pro rata 95.85% of shares of common stock of IPI associated with the sale of the Product (see Note 1).

In March 2000, the Company announced the conversion of all outstanding shares of Series B Convertible preferred stock into fully paid non-assessable shares of common stock.  As of the conversion date there were 73,884 shares of Series B Convertible Preferred Stock outstanding that were convertible into 1,724,152 shares of Common Stock.

On March 1, 1999, the Company authorized and consummated an offering of Series C Convertible Preferred Stock (the “Series C Offering”) pursuant to which the Company raised aggregate gross proceeds of approximately $10,130,000.  In the Series C Offering, the Company sold an aggregate of 101,300 shares of Series C Preferred Stock combined with Class A Warrants to purchase an aggregate of 311,692 shares of Common Stock at an exercise price of $4.00 per share and Class B Warrants to purchase an aggregate of 311,692 shares of Common Stock at an exercise price of $4.50 per share.  During 2000 2,462 of these Class A and Class B warrants were exercised.  The Series C Preferred Stock, the Class A Warrants and the Class B Warrants were sold as a unit in the Series C Offering.  The Class A Warrants and Class B Warrants were exercisable until March 1, 2004.

The Series C preferred stockholders are entitled to voting rights equivalent to the number of common shares into which their preferred shares are convertible.  The Series C preferred stockholders are also entitled to receive, in preference to the holders of common stock, an amount per preferred share of $100 plus any declared but unpaid dividends.

Pursuant to the terms of the private placement, each share of Series C preferred stock was convertible at any time, in whole or in part, at the discretion of the holders, into common stock at $3.25 per share.

In connection with the private placement, the Company paid $845,261 in finder’s fees and non-accountable expenses.  Of this amount $709,100 was paid to Paramount Capital Partners in the form of a finders fee.

During 2000 holders of 14,550 shares the Series C Preferred stock converted these shares into 650,931 fully paid non-assessable shares of common stock.  During 2003 holders of 50,000 shares of the Series C Preferred stock converted these shares into 1,538,450 fully paid non-assessable shares of common stock.  During 2007 holders of 3,250 shares of the Series C Preferred stock converted those shares into 99,999 fully paid non-assessable shares of common stock.  The 33,500 shares of Series C preferred stock, outstanding at December 31, 2009, is convertible into 1,030,756 shares of common stock excluding the effect of any fractional shares.

In March 2000, the Company completed a $25,137,000 private placement with institutional investors.  The Company sold an aggregate of 2,259,494 newly issued shares of common stock, and issued warrants to purchase an additional 225,951 shares of common stock at an exercise price of $12.79 per share, for an aggregate warrant exercise price of $2,890,817.  The warrants expired on March 10, 2005.

In connection with services rendered in connection with the private placement, the Company paid Gruntal & Co., L.L.C., who acted as the placement agent, a cash fee of approximately $747,000.  Other share issuance expenses amounted to approximately $54,000.

Pursuant to a prior agreement, Paramount was paid a fee due to the participation in the private placement of certain investors previously introduced to the Company by Paramount.  As a result of this agreement, the Company paid Paramount a cash fee of approximately $140,000.

On August 24, 2000, the Company completed its acquisition of GPH, S.A. (“Holdings”) and Genopoietic S.A. (“Genopoietic”), each a French societe anonyme based in Paris, France.  In this transaction, 100% of the outstanding shares of both Holdings, which is the majority shareholder of Genopoietic, and Genopoietic have been contributed to the Company by the shareholders of those two entities in exchange for an aggregate of 800,000 shares of the Company's common stock valued at $7,600,000 as of the acquisition date and $5,000 in notes payable.  Of the 800,000 shares issued to Professors David R. Klatzmann and Jean-Loup Salzmann (the primary shareholders), 659,756 shares have been placed in escrow to secure their indemnification obligations under the Contribution Agreement.  In addition, the Company incurred $621,397 in acquisition costs, which were capitalized as part of the purchase price and allocated to the net assets acquired.

The Company has notified Professors Klatzmann and Salzmann that they are in default of their obligations under the Contribution Agreement and has put them on notice that the escrow shares are being cancelled and will revert back to the Company as treasury shares.  As of December 31, 2010, the shares have not been formally cancelled.

On May 21, 2004, the Company closed the private placement of 10,166,167 shares of the Company’s common stock plus warrants to purchase 1,525,000 shares of common stock at $0.35 per share (Series A Warrants) and warrants to purchase 1,525,000 shares of common stock at $0.39 per share (Series B Warrants).  Net proceeds to the Company, after offering costs, amounted to approximately $2,893,000.

On May 21, 2004, in compliance with the Note Purchase Agreements entered into in December, 2003, the Company converted the principal ($950,000) and interest ($23,275) on the notes into common stock at an exercise price of $0.13 per share resulting in the issuance of 7,486,430 shares of the Company’s common stock.

On April 5, 2005, the Company closed a private placement of 25,343,430 shares of common stock at a purchase price of $0.34 per share with 12 accredited or institutional investors.  The Company received gross proceeds of approximately $8,616,000.  In connection with the private placement, the Company also issued to the investors warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.41 per share, and warrants to purchase 3,801,515 shares of common stock at a warrant exercise price of $0.48 per share.  Net proceeds to the Company, after offering costs, amounted to approximately $7,986,000.

On April 13, 2007, the Company closed a private placement of 80,060,000 shares of common stock at a purchase price of $0.125 per share with 25 accredited and institutional investors.  In connection with the private placement, the Company also issued to the investors warrants to purchase 80,060,000 shares of common stock at a warrant exercise price of $0.15 per share.  All warrants issued in this private placement expire on April 13, 2012.  Net proceeds to the Company, after offering costs, amounted to approximately $9,318,000.

On April 1, 2010, certain existing investors completed a placement in which 64,000,000 shares of common stock at a purchase price of $0.015 per share.  $367,251 of the total $960,000 proceeds were used to purchase units which consisted of 1 share of common stock and one warrant to purchase common stock at an exercise price of $0.015 per share resulting in the issuance of 24,483,400 shares of common stock.  The remaining $592,749 of proceeds was used by Investors to exercise previously issued warrants to purchase shares of stock for $0.015 per share.  These investors received replacement warrants for the warrants exercised on the same terms.

On June 4, 2010 the Company completed a private placement with Firebird of $1,000,000 for the placement of units consisting of one share of common stock and five warrants to purchase common stock at $0.05 per share.  A total of 20,000,000 shares of common stock were issued and 100,000,000 warrants to purchase common stock at an exercise price of $0.05 per share.  These warrants expire on June 4, 2015.  All proceeds were received by the Company.

On October 28, 2010, the Company completed a private placement with Firebird for $1,300,000 in gross proceeds for the exercise of previously issued warrants issued in the June 4, 2010 transaction.  Prior to exercise these warrants were re-priced lowering the exercise price from $0.05 per share to $0.0117 per share resulting in the issuance of 111,111,111 shares of common stock.  In addition the original stock purchased as a result of the June 4, 2010 transaction was re-priced to adjust the purchase price from $0.05 per share down to $0.0117 per share.  This resulted in the issuance of an additional 65,470,085 shares.

Concurrent with the funding above, all 2008 Convertible Notes Payable with the exception of Firebird’s $500,000, including the notes entered into during 2010, were converted to common stock.  In addition, the note holders agreed that interest would only accrue on the 2008 Convertible Notes Payable through June 1, 2010.  The cumulative principal retired as of this date was $1,052,745 while accumulated interest accrued through June 1, 2010 was $153,403.  The total balance of $1,206,148 resulted in the issuance of 120,614,800 shares of common stock.

4. Stock Based Compensation

The Company maintains two employee stock option plans, a director stock option plan and has issued non-qualified stock options to an executive officer and a director outside of the existing stock option plans, which non-plan option grants have been approved by the Board of Directors and the stockholders of the Company.  These plans are discussed in more details below.  In addition, the Company issues warrants to consultants at the discretion of the Board of Directors of the Company.  The Company accounts for warrants granted to consultants in accordance with ASC topic 550-50, equity based payments to non-employee’s, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”  The Company determines the value of stock warrants utilizing the Black-Scholes option-pricing model.

Compensation costs for fixed awards with pro rata vesting are allocated to periods on the straight-line basis. The estimated weighted average fair value of options granted was calculated based on the following range of assumptions for periods during which options were issued:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Expected term (in years)	4.00	5.00
Volatility	122.8%	88.9% - 92.9%
Risk-free interest rate	2.49%	2.32% - 3.10%
Expected dividends	0.00	0.00

For the year ended December 31, 2010, compensation expense of $2,357,998 was charged to administrative expenses and $167,786 was charged to research and development expenses related to stock options outstanding.  For the year ended December 31, 2009, compensation expense of $559,112 was charged to administrative expenses and $12,483 was charged to research and development expenses related to stock options outstanding.  The fair value of option grants is estimated at the date of grant using the Black-Scholes model.

The following table shows the options and warrants outstanding by strike price with the average expected remaining term of the instruments, in years, as of December 31, 2010.

Exercise Price Range	Options & Warrants Outstanding	Weighted-Average Remaining Term	Vested and Exercisable Options & Warrants	Weighted-Average Remaining Term
$0.0117 - $0.069	610,391,145	3.92	607,776,926	3.93
$0.150 - $0.190	64,120,400	1.38	64,120,400	1.38
$0.285 - $0.300	507,000	2.28	507,000	2.28
$0.340 - $0.370	270,000	0.75	270,000	0.75
$8.240	125,000	0.83	125,000	0.83
	675,413,545		672,799,326

The intrinsic value is calculated as the difference between the market value as of December 31, 2010 and 2009 and the exercise prices of the shares on the respective dates.  The aggregate intrinsic value of options and warrants outstanding as of December 31, 2010 and 2009 was $19,648,642 and $1,199,220, respectively.

Stock Options – 1992 Stock Option Plan

In April 1992, the Board of Directors approved the 1992 Stock Option Plan (the “1992 Plan”), which, as amended, authorized up to 437,500 shares of common stock for granting both incentive and nonqualified stock options to employees, directors, consultants and members of the scientific advisory board of the Company.  The 1992 Plan was amended in June 1999, to increase the number of shares issuable to 1,500,000.  The 1992 Plan was further amended in June 2000, to increase the number of shares issuable to 2,500,000.  The exercise price and vesting period of the options are determined by the Board of Directors at the date of grant.  Options may be granted up to 10 years after the 1992 Plan’s adoption date and generally expire 7 years from the date of grant.  As of December 31, 2010 and 20009 there are no options outstanding under the 1992 Stock Option Plan.

Stock Options – 2001 Stock Option Plan

In November 2001 the Board of Directors approved the 2001 Stock Option Plan (the “2001 Plan”), subject to shareholder approval, authorizing up to 2,500,000 shares of common stock for granting both incentive and nonqualified stock options to employees, directors, consultants and members of the scientific advisory board of the Company.  The exercise price and vesting period of the options are determined by the Board of Directors at the date of grant.  Options may be granted up to 10 years after the 2001 Plan’s adoption date and generally expire 10 years from the date of grant.  With the adoption of the 2006 Equity Incentive Plan this plan was terminated and no new issues from the plan were authorized.

The following summarizes activity in the 2001 Plan:

	Options	Weighted Average Exercise Price per Share
Balance at December 31, 2008	1,160,125	0.21
Expired	(325,000)	0.18
Forfeited	(248,125)	0.27
Balance at December 31, 2009 and 2010	587,000	0.20

Vested and expected to vest at December 31, 2009 and 2010	587,000	0.20
Exercisable at December 31, 2009 and 2010	587,000	0.20

The 587,000 outstanding options at December 31, 2010 had a weighted average remaining contractual term of 1.63 years.

Stock Options – 2006 Equity Incentive Plan

On June 12, 2006 the Board of Directors approved the 2006 Equity Incentive Plan (the “2006 Plan”), subject to shareholder approval, authorizing up to 10,000,000 shares of common stock for granting both incentive and nonqualified stock options as well as stock appreciation rights and restricted stock to employees, directors, consultants and members of the scientific advisory board of the Company.  The exercise price and vesting period of the options are determined by the Board of Directors at the date of grant.  Options may be granted up to 10 years after the 2001 Plan’s adoption date and generally expire 10 years from the date of grant.  This plan replaces the 2001 Stock Option Plan and the Directors Option Plan as of the date of enactment of the plan.

The following summarized the activity in the 2006 plan:

	Number of Options	Weighted Average Exercise Price per Share
Balance at December 31, 2008	4,275,000	0.16
Expired	(1,000,000)	0.19
Forfeited	(1,800,000)	0.12
Balance at December 31, 2009	1,475,000	0.18
Issued	3,217,500	0.06
Balance at December 31, 2010	4,692,500	0.10

Vested and expected to vest at December 31, 2010	2,078,281	0.14
Exercisable at December 31, 2010	2,078,281	0.14

The 4,692,500 outstanding options at December 31, 2010 had a weighted average remaining contractual term of 6.02 years.  Approximately $128,000 of unrecognized compensation expense is expected to be recognized over the remaining vesting period.

Director Option Plan

In June 2000, the Company adopted the 2000 Director Stock Option plan and authorized the plan to issue up to 480,000 shares of common stock as compensation to the outside directors of the Company for services to be received from the Directors.  During 2000, each of the Company’s six outside directors received options to purchase 40,000 shares of common stock, which vest quarterly at the rate 2,500 shares, with the first vesting period being January 1, 2000.  Pursuant to the plan documents an additional 40,000 options per director were issued as of January 1, 2004, vesting over a four-year period.  Pursuant to a change in the plan an additional 30,000 options per director were issued on January 1, 2006, vesting over a one-year period.  The Company will obtain shareholder approval to increase the authorized number of shares under the option plan.

The following summarizes activity in the Director Option Plan:

	Number of Options	Weighted Average Exercise Price per Share
Balance at December 31, 2009	400,000	1.83
Expired	(240,000)	2.93
Balance at December 31, 2010	160,000	0.17

Vested and expected to vest at December 31, 2010	160,000	0.17
Exercisable at December 31, 2010	160,000	0.17

The 160,000 outstanding options at December 31, 2010 had a weighted average remaining contractual term of 3.00 years.

Stock Options – Other

The Company, with the authorization of the Board of Directors, issues nonqualified stock options to employees, directors, advisors, consultants and members of the scientific advisory board of the Company.  The exercise price, expiration date and vesting period of the options are determined by the Board of Directors at the date of grant.  The following summarizes other stock option grants:

	Number of Options	Weighted Average Exercise Price per Share
Balance at December 31, 2008	6,905,128	0.11
Expired	(500,000)	0.30
Forfeited	(6,130,128)	0.09
Balance at December 31, 2009	275,000	0.30
Issued	40,906,554	0.01
Expired	(8,335,518)	0.01
Balance at December 31, 2010	32,846,036	0.01
Vested and expected to vest at December 31, 2010	32,846,036	0.01
Exercisable at December 31, 2010	32,486,036	0.01

Warrants

The Company, with the authorization of the Board of Directors issues warrants for the purchase of common stock in conjunction with equity and debt offerings as well as to consultants that assist the Company in various financial or commercial transactions.  The exercise price, expiration date and vesting period of the options are determined by the Board of Directors at the date of grant.  Vesting periods typically range between 5 to 7 years, however, each warrant is different and the vesting periods can vary on each warrant issued.

The following summarizes warrant grants:

Balance at December 31, 2008	188,649,057
Granted	93,333,333
Expired	(3,916,667)
Balance at December 31, 2009	278,065,723
Issued	602,461,536
Exercised	(150,627,711)
Expired	(101,107,057)
Balance at December 31, 2010	628,792,491

Summary authorized but unissued shares of common stock were reserved for issuance at December 31, 2010 as follows:

Series C convertible preferred stock	1,030,756
2001 Stock option plan	587,000
2000 Directors option plan	160,000
2006 Equity Incentive Plan	10,000,000
Non plan options and warrants	41,181,554
Warrants to purchase common stock	6,715,400
2007 Series A Warrants	56,060,000
2008 Note – Conversion Feature	50,000,000
2008 Note Warrants	33,333,333
2009 Note – Conversion Feature	140,000,000
2009 Note – Warrants	93,333,333
2010 April financing warrants	12,000,000
2010 June re-set financing warrants	427,350,425
871,751,801

Included in the 873,523,901 unissued shares of common stock  are 756,017,091 shares related to warrants and note conversion features that are valued as derivative liabilities.

On April 1, 2010, the Company, with the approval of the Board of Directors, amended its articles of incorporation to increase the number of authorized shares to 2,520,000,000.

A summary of applicable stock option and warrant activity and related information for the years ended December 31, 2010 and 2009 is as follows:

	2010		2009
	Options and Warrants	Weighted- Average Exercise Price	Options and Warrants	Weighted- Average Exercise Price
Outstanding at beginning of year	280,802,723	$0.11	201,389,310	$0.11
Granted	654,921,108	0.011	93,333,333	0.02
Exercised	(150,627,711)	0.013	(5,741,667)	0.31
Forfeited	(109,682,575)	0.086	(8,178,253)	0.10
Outstanding at end of year	675,413,545	$0.03	280,802,723	$0.08
Exercisable at end of year	672,413,545	$0.03	280,483,973	$0.08

Exercise prices for options and warrants outstanding range from $0.0117 to $8.24.  The option and warrant contracts expire at various times through July 2017.  The weighted-average grant date fair value of options granted during the years 2010 and 2009 were $0.012 and $0.015, respectively.

5.      Loans, Convertible Notes Payable and Derivatives

CTCA Loan Agreement

On April 27, 2009 the Company entered into a Services, Loan and Security agreement with CTCA which amended the original production agreement for biological vaccines entered into in 2007.  Pursuant to the new agreement all funds advanced to date under the terms of the production agreement ($400,000) plus funds advanced for the payment of certain operating expenditures related to the operation of the AVAX facility are to be accounted for as loan payable with interest at a rate of 6%.   The amounts due to CTCA related to this agreement at December 31, 2010 and 2009 are $1,260,492, including accrued interest of $88,107, and $1,352,282, including accrued interest totaling $37,297, respectively. Pursuant to the security agreement, CTCA has taken a first lien position on the assets located at the Company’s Philadelphia facility.

Although CTCA currently has the right to seek acceleration of our obligations because we did not obtain sufficient financing within a required time period, CTCA has agreed not to exercise such right as long as all conditions set forth in CTCA's intercreditor agreement with Firebird are satisfied.

2008 Convertible Notes Payables

In October 2008 the Company entered into a convertible promissory note (“Note One”) in the amount of $1,321,000 of which $821,000 was with certain accredited investors, Issue 1, and $500,000 was with Firebird Global Master Fund, Ltd., Issue 2.  The notes bear interest at the rate of 6% and mature December 31, 2008.  The notes are convertible into shares of the Company’s common stock at a rate of $0.09 per share for each dollar of unpaid principal and interest on the note.  In addition the note holders were issued warrants to purchase 13,210,000 shares of the Company’s common stock at a price of $0.10 per share.

At the time Note One was issued, the Company recorded a debt discount relating to the detached warrants in the amount of $264,200. The Company amortized the debt discount over the original term of the Note One which was scheduled to mature on December 31, 2008.

On December 31, 2008, the Company amended Note One to extend the due date through March 31, 2009.

During October 2009 in connection with a second convertible promissory note agreement discussed below, an additional amendment to Note One was entered into which adjusted the conversion price for the common stock to a rate of $0.01 per share and extended the due date of Note One through June 1, 2010.  In addition, the conversion price was adjusted down and the number of warrants was increased to reflect these adjustments.  The note holder’s warrants were increased to allow them to purchase 88,066,667 shares of the Company’s common stock at a price of $0.015 per share.

In February 16, 2010, certain accredited investors entered into a convertible promissory note in the amount of  $231,745 and executed notes identical to the notes discussed above.  Upon the issuance of the note and detachable warrants a debt discount was calculated which is limited to the amount of the notes issued.  The aggregate intrinsic value of the difference between the adjusted market price of the Company’s share of stock on February 16, 2010 and the conversion price of the these notes was in excess of the face value of the $231,745 value of the notes, and a full debt discount was recorded in an amount equal to the face value of the debt. The Company amortized the debt discount, to interest expense, over the term of the Notes during 2010.

On October 28, 2010, in connection with the Firebird financing agreement (see Note 3) all 2008 Convertible Notes Payable with the exception of Firebird’s $500,000, including the notes entered into during 2010, were converted to common stock.  In addition, the note holders agreed that interest would only accrue on all of the 2008 and 2009 Convertible Notes Payable through June 1, 2010.  The cumulative principal retired as of this date was $1,052,745 while accumulated interest accrued through June 1, 2010 was $153,403.  The total balance of $1,206,148 resulted in the issuance of 120,614,800 shares of common stock.

In addition, the interest rate was increased on the 2008 Convertible Notes Payable as of October 28, 2010 to 8% with certain clauses for acceleration of the interest rate.  The exercise price of the associated warrants was lowered to $0.0117 per share.

As of December 31, 2010 and 2009 the 2008 and 2009 Notes had a balance of $500,000 and $1,321,000, respectively. Accrued interest payable on the loans as of December 31, 2010 and 2009 were $7,014 and $96,035, respectively.

2009 Convertible Notes Payables

In October 2009 the Company entered into a convertible secured promissory note (“Note Two”) in the amount of $1,400,000 with its Firebird Global Master Fund, Ltd.   The note bears interest at the rate of 6% and matures on June 1, 2010.  The note is convertible into shares of the Company’s common stock at a rate of $0.01 per share for each dollar of unpaid principal and interest on the note.  In addition the note holder was issued warrants to purchase 93,333,333 shares of the Company’s common stock at a price of $0.015 per share.  The note holder was also provided a security interest in certain intellectual property maintained by the Company pursuant to its license agreement with Thomas Jefferson University.

Upon the issuance of the note and detachable warrants a debt discount was calculated which is limited to the amount of the notes issued.  At the time Note Two was issued, the Company recorded a debt discount (beneficial conversion) relating to the conversion feature and detached warrants in the amount of $1,400,000. The aggregate intrinsic value of the difference between the adjusted market price of the Company’s share of stock on October 14, 2009 and the conversion price of the Note Two was in excess of the face value of the $1,400,000 value of the notes, and a full debt discount was recorded in an amount equal to the face value of the debt. The Company is amortizing the debt discount, to interest expense, over the term of the Note Two through June 1, 2010.   As of December 31, 2010 and 2009 the balance of the loan was $1,419,638 and $1,417,721, which included accrued interest of $19,638 and $17,721, respectively.  At December 31, 2009 the loan had unamortized loan discount of $933,333.  Amortization expense for the years ended December 31, 2010 and 2009 amounted to $933,333 and $466,667, respectively.

Concurrent with the conversion of the 2008 Convertible Notes Payable discussed above, interest was paid to Firebird through October 28, 2010  in the amount of $87,221 resulting in the issuance of 8,722,100 shares of common stock.

The interest rate was increased on this loan as of October 28, 2010 to 8% with certain clauses for acceleration of the interest rate.  The exercise price of the associated warrants was lowered to $0.0117 per share.

Derivative Liabilities

The 2008 and 2009 Convertible Notes Payable have down-round price protection provisions written into the Note agreements that adjusts the conversion price feature down to match any future offerings while the notes are still outstanding.  This price protection is considered to be a derivative instrument and must be valued and recognized at the instruments current adjusted fair market value as of the date of issuance and adjusted each period the financial statements are presented.  To calculate the adjusted fair market value of the derivative instrument we employed the Intrinsic Value method to calculate the value of the conversion feature and compared this price to the adjusted discounted note conversion price to calculate the current derivative liability related to the note conversion features.  Inputs were adjusted each period to reflect changes in the Company’s trading price.

The fair value of the conversion feature for the 2010 and 2009 conversion provisions were calculated as follows:

2008 Notes:	12/31/2010	12/31/2009
Note issuance amount	$500,000	$1,321,000
Current shares issuable	50,000,000	132,100,000
Effective conversion price per share	0.0042	0.0100
Adjusted market price	0.0200	0.0400
Calculated derivative liability	$785,714	$3,963,000
2009 Notes:	12/31/20010	12/31/2009
Note issuance amount	$1,400,000	$1,400,000
Current shares issuable	140,000,000	140,000,000
Effective conversion price per share	0.0042	0.0100
Adjusted market price	0.0200	0.0400
Calculated derivative liability	$2,200,000	$4,200,000
Combined conversion derivative liability	$2,985,714	$8,163,000

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 815 – Derivatives and Hedging (“ASC 815”) (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”).  The Company has recorded the adoption of this as a change in accounting principle with an adjustment to deficit at December 31, 2008 in the amount of $132,100.  This amount was computed using a binomial model and inputs including: common stock issuable upon conversion, adjusted market value on measurement date (calculated as the average daily trading price over the preceding year), exercise price per share, risk-free interest rate, term, expected volatility and expected dividends.

In accordance with the agreements for the issuance of the convertible promissory notes for 2008 and 2009, the Company also issued to the Investors warrants to purchase common stock which are based upon a conversion price agreed to in the note agreements.  These warrants contain down round price protection in the event that the Company issues common stock at a price which is lower than the exercise price of the warrant.  This price protection is considered to be a derivative instrument and must be valued and recognized at the instruments’ current fair market value as of the date of issuance and adjusted each period the financial statements are presented.  To calculate the fair market value of the derivative instrument we employed a binomial pricing model to calculate the value of the warrant and recorded the value of the conversion feature as the full value of the warrants.  Inputs are adjusted each period to reflect changes in the Company’s estimate of the value of the underlying common stock.

The fair value of the warrants and conversion options were estimated with the following assumptions for the years ended December 31, 2010 and 2009:
Detached Warrants:
December 31, 2010:	Note Warrants		Equity Issues
	2008 Note	2009 Note	2010 April	2010 June
Binomial Method
Adjusted Market value per share on measurement date	$0.02	$0.02	$0.02	$0.02
Exercise price per share	$0.0117	$0.0117	$0.0117	$0.0117
Risk free interest rate	1.02%	1.02%	1.02%	1.02%
Term, in years	2.82	3.79	4.25	4.43
Expected volatility	2.082	1.934	1.887	1.901
Expected dividends	$0.00	$0.00	$0.00	$0.00
December 31, 2009:		2008 Notes			2009 Notes
	2009 Issue 1	2009 Issue 2	2008 Issue 1	2008 Issue 2	2009
Binomial Method
Adjusted Market value per share on measurement date	$0.04	$0.04	$0.15	$0.15	$0.04
Exercise price per share	$0.015	$0.015	$0.10	$0.10	$0.015
Risk free interest rate	0.47%	1.47%	0.76%	0.76%	2.64%
Term, in years	0.833	3.833	1.75	1.75	4.88
Expected volatility	3.00612	2.07412	1.603	1.603	1.917
Expected dividends	$0.00	$0.00	$0.00	$0.00	$0.00

Conversion Option Note:
December 31, 2010:	2008 Notes	2009 Notes

Intrinsic Value Method
Effective conversion price per share	$0.0042	$0.0042
Adjusted Market price per share	$0.0200	$0.0200

December 31, 2009:	2008 Notes	2009 Notes

Intrinsic Value Method
Effective conversion price per share	$0.0100	$0.0100
Adjusted Market price per share	$0.0400	$0.0400

Fair value is the estimated price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   The Company is required by accounting standards to provide the disclosure framework for measuring fair value and expands disclosure about fair value measurements.  Fair value measurements are classified and disclosed in one of the following categories:

Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instruments, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3:
Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). The Company’s valuation models are primarily industry standard models. Level 3 instruments include derivative warrant instruments. The Company does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 1 or Level 2.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis for the years ended December 31, 2010 and 2009:

	Fair value measurement as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Derivative liability – conversion option of note	$-	$-	$2,985,714	$2,985,714
Derivative liability – detached warrant	-	-	11,320,342	11,320,342
	$-	$-	$14,306,056	$14,306,056

	Fair value measurement as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Derivative liability – conversion option of note	$-	$-	$8,163,000	$8,163,000
Derivative liability – detached warrant	-	-	7,256,000	7,256,000
	$-	$-	$15,419,000	$15,419,000

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 assets for the year ended December 31, 2010 and 2009:
	Conversion Option	Detached Warrants
Derivative liability balance December 31, 2008	$-	$-
Adoption of FASB ASC 815, “Derivatives and Hedging”	-	132,100
Initial valuation of new instruments issued	644,000	756,000
Fair value of instruments issued during the year	3,963,000	3,733,333
Increase in fair value of previously issued instruments	3,556,000	2,634,567
Derivative liability balance December 31, 2009	8,163,000	7,256,000
Initial valuation of new warrants issued	115,500	1,201,384
Increase / (decrease) in fair value of previously issued instruments	(1,084,786)	5,760,611
Value of retired instruments recorded a Paid in Capital	(4,208,000)	(2,897,653)
Derivative liability balance December 31, 2010	$2,985,714	$11,320,342

6.      Governmental Advances

The Company’s French subsidiary receives financial support from a French governmental agency (ANVAR).  These advances, which are subject to conditions specifying that non-compliance with such conditions could result in the forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date.  If certain products are commercialized, the December 31, 2010 balance of $363,645 (274,408 Euros) is repayable based on an annual royalty equal to 47% of the revenue related to the project.  As such, the total amount of advances received were recorded as a liability in the accompanying consolidated balance sheet.  In case of failure or partial success, as defined in the agreement, $85,044 (60,980 Euros) is payable.  The due date for the obligation has passed, but the grantor agency has not demanded repayment of the obligation.  Due to the uncertainty regarding the amount that will be required to be returned to ANVAR, the Company maintains the full amount of the obligation as a current liability.

During 2008, to increase liquidity to certain developmental organizations working in innovate industries, the French Government, in conjunction with a private group named OSEO, offered organizations an opportunity to receive advanced funds related to Research and Development tax credits due to the organization.  Typically a Company receives their tax refund related to research spending five years after incurring the expenditures.  OSEO provides to organizations an opportunity to receive those funds in advance.  In 2008 OSEO advanced to the Company’s French subsidiary $347,574 related to the anticipated receipt of research tax refunds from 2005, 2006 and 2007.  The Company recorded the amount received as a Governmental advance payable.  During 2009 funds related to the 2005 and in 2010 funds related to the 2006 tax credits were received by OSEO on account of the Company’s French Subsidiary.  The related balance payable and research and development tax credit receivable were reduced accordingly.  The balance payable at December 31, 2010 and 2009 are $88,721 and $270,277, respectively.

The Company’s French subsidiary also had a tax refund receivable in the amounts of $116,313 and $616,742, respectively, at December 31, 2010 and 2009.   There is a provision in the French tax system which allows for certain companies working in the development of products or services for sale to receive a reimbursement from the Government for research expenditures incurred.  The tax credit calculated based on increasing research expenditures incurred.  The credit is first used to offset any income taxes that the business may incur during the conduct of its operations.  Any unused credits are then refundable to the organization generally five years after the expenditures are incurred.  For accounting purposes we credit the amounts receivable against research expenses in the year incurred.

7.      Income Taxes

At December 31, 2010, the Company has net operating loss carryforwards of approximately $99,409,000 for income tax purposes.  U. S. and state tax losses of approximately $86,239,000 expire in varying amounts between 2010 and 2029, if not utilized.  Foreign losses of approximately $13,170,000 continue indefinitely and may be applied against future income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities for federal income tax purposes are as follows:
	December 31,	December 31,
	2010	2009
Deferred tax assets:
Net operating losses	$38,173,000	$35,111,000
Deferred compensation	413,000	413,000
Depreciation	364,000	347,000
Other	1,000	1,000
Total deferred tax assets	$38,951,000	$35,872,000
Valuation allowance	(38,951,000)	(35,872,000)
Net deferred tax assets	$–	$–

Under Section 382 of the Tax Reform Act of 1986, the Company’s net operating loss carry-forward could be subject to an annual limitation if it should be determined that a change in ownership of more than 50% of the value of the Company’s stock occurred over a three-year period.

The following summary reconciles the income tax benefit at the federal statutory rate with the actual income tax provision (benefit):

	Year Ended December 31,
	2010	2009

Income taxes (benefit) at statutory rate	$(4,078,000)	$(6,604,000)
Change in derivative liability	1,590,000	5,242,000
State income taxes, net of federal benefit	(527,000)	(855,000)
Other	(64,000)	1,037,000
Change in the valuation allowance	3,079,000	1,180,000
Income tax provision (benefit)	$–	$–

Accounting for uncertainty in income taxes requires uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year.  The Company has concluded that there are no uncertain tax positions requiring recognition in its consolidated financial statements as of December 31, 2010 and 2009, respectively.

The Company classified accrued interest on unrecognized tax benefits with interest expense.  Penalties accrued on unrecognized tax benefits are classified with operating expenses.  During 2010 and 2009 the Company did not recognize any interest or penalties.

The Company and its subsidiaries file a U.S. federal consolidated income tax return.  The U.S. federal statute of limitations currently remains open for the years 2007 and thereafter.  State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return.  The impact of any federal changes on state returns remains subject to examination by the relevant states for a period of up to one year after formal notification to the states.

8.      Commitments and Contingencies

Leases

In December 1997, the Company entered into a 10-year lease agreement for manufacturing facility space.  The first month’s rent was payable upon signing of the lease along with a security deposit equivalent to two months rental.  This lease is secured by a one-year irrevocable standby letter of credit whereby the lessor is the named beneficiary that expired with the culmination of the first lease term of ten years on January 31, 2008.  The Company executed a first lease amendment in accordance with the existing lease agreement to extend the term of the lease by a period of five years from February 1, 2008 through January 31, 2013.

In July 2000, the Company entered into a 9-year lease agreement for manufacturing and research space in Lyon, France that expired in July 2009.  The Company has been operating on a month-to-month lease at the facility.

Rent expense under these agreements was approximately $465,802 and $451,863 for the years ended December 31, 2010 and 2009, respectively.  Future minimum rental payments required under non-cancelable operating leases with initial or recurring terms of more than one year as of December 31, 2009 are $199,500 for each of the years ended 2011and 2012 and $16,625 in  2013.

Other

In May 2007, the Company completed a private placement of securities to various institutional and accredited investors. The Company had previously entered into an engagement letter, as subsequently amended, with MDB Capital Group LLC in connection with the proposed capital raising engagement. MDB Capital has made a demand that the Company pay MDB Capital $195,000 in cash and issue MDB Capital warrants to purchase 2,080,000 shares of common stock of the company at an exercise price of $0.15 per share, all as compensation to MDB Capital under the engagement letter. The Company has conceded that they owe MDB Capital $15,000 in placement agent fees and a placement agent warrant to purchase 160,000 shares of common stock of the company at $0.15 per share under the engagement letter. The Company believes that MDB Capital had no role in identifying the other investors in the offering for which MDB Capital claims compensation, and thus have denied that the Company owes MDB Capital any additional cash compensation or placement agent warrants under the engagement letter. MDB Capital has indicated its intention to pursue binding arbitration of this dispute in accordance with the terms of the engagement letter, but has to date made no effort to pursue any arbitration of this matter.

Francois Martelet v. Avax et. al. is a breach of contract claim filed by Dr. Martelet, the Company’s former Chief Executive Officer, against the Company and the Board of Directors.  The case was filed on June 30, 2009 in the federal court in the Eastern District of Pennsylvania under civil docket number 09-2925.  Dr. Martelet is suing the Company and the Board of Directors personally for nonpayment of wages and for nonpayment of severance.  The exposure on the wage claim is less than two hundred and fifty thousand ($250,000) dollars.  Dr. Martelet has demanded approximately six hundred and fifty thousand ($650,000) dollars on the severance claim.  However, the Company believes that their exposure on the severance claim is minimal as Dr. Martelet was terminated for cause and is not entitled to severance.  Dr. Martelet has also demanded punitive damages via N.J.S.A. 34:11-4.1 et seq.  Procedurally, the Court has set deadlines for establishing a trial date for this matter sometime during the summer of 2011.  The Company is in the process of trying to settle this matter without further litigation but the Company expects to file a counterclaim against Dr. Martelet for a breach of contract and a breach of fiduciary duties, if necessary.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business.  Management believes, based in part upon the opinions of counsel, that the ultimate liability with respect to these actions will not have a material adverse effect on the Company’s financial position.

9.      Prepaid expenses and other current assets

The following shows the composition of prepaid expenses and other current assets as of December 31, 2010 and 2009:

	2010	2009
Security deposits	$57,544	$59,519
Prepaid expenses	6,813	24,419
Insurance deposits	161,503	86,050
Deposit for services	-	49,339
Other deposits	-	8,400
Totals	$225,860	$227,727
10. Plant and Equipment

The following shows the composition of the assets included in plant and equipment at December 31, 2010 and 2009:

2010:	Cost	Accumulated Depreciation	Net

Office furniture and equipment	$328,009	$311,258	$16,751
Manufacturing facility and related equipment	3,892,093	3,833,658	58,435
Total	$4,220,102	$4,144,916	$75,186

2009:	Cost	Accumulated Depreciation	Net

Office furniture and equipment	$328,009	$297,613	$30,396
Manufacturing facility and related equipment	3,965,433	3,881,002	84,431
Total	$4,293,442	$4,178,615	$114,827

Depreciation expense was $42,455 and $425,305 for the years ended December 31, 2010 and 2009, respectively.

10.       Employee Benefit Plan

The Company has a discretionary 401(k) plan for all U.S. employees over the age of 21. Employee contributions are subject to normal 401(k) plan limitations.  The Company did not make any matching contributions on employee deferrals for the years ended December 31, 2010 and 2009.

11.       Related Party Transactions

The Company has an agreement with one of its Board Members whereby he earns additional cash compensation for his services to the Company.  This agreement was in place for both 2008 and 2009 and was voted upon and approved by the Compensation Committee of the Board of Directors.  In 2009, this Board Member took a more active role in the Company and his monthly cash compensation was increased effective October 1, 2009.  This increase in compensation was approved by the Compensation Committee of the Board of Directors.  It is anticipated that his role will continue until such time as additional management personnel are hired.  During 2010 and 2009 the Company incurred additional compensation expense of $264,000 and $160,500, respectively, of which $85,000 and $63,000 are recorded in accounts payable and accrued expenses at December 31, 2010 and 2009, respectively.

During 2010 and2009 a Board member advanced expenses of approximately$10,100 and $29,400 to satisfy certain obligations of the Company.  These funds were repaid to the Board member during 2010 and 2009 with no interest.

As part of issuance of the 2008 Convertible Notes Payable current Board Members and a prior Board Member participated in the financings contributing $71,000 of principal.  During 2010 the principal and accrued interest of $78,014 was satisfied with the issuance of 7,801,442 of the Company’s Common Stock.

In February 2009, we received a judgment against us in favor of Richard Rainey, our former Chief Executive Officer, in the amount of $440,866, plus interest and costs.  In October 2009, we entered into a note with Mr. Rainey, pursuant to which we agreed to pay this amount over time subject to certain conditions in consideration of which Mr. Rainey agreed to vacate immediately his judgment against us.  At December 31, 2010 the outstanding balance on this note was $88,750. Mr. Rainey provided consulting services to us during 2010 and received $75,968 for the services he performed.

12.       Subsequent Events

On January 5, 2011, the Company reached an agreement with Firebird to extend the term of the 2008 notes and the 2009 notes to September 30, 2011.  The Company had been in default on these notes since their amended maturity date of June 1, 2010.  As consideration for the extension of the maturity date, the Company agreed to increase the rate of interest on each note as of October 28, 2010 by 200 basis points from six percent to eight percent and to pay such interest on a quarterly rather than an annual basis.  The extension agreement also provided the Company to elect to pay interest in kind or in common stock at the then effective conversion price rather than in cash, provided that if cash interest is not paid, Firebird may determine whether it will receive interest in kind or in cash.

In addition, pursuant to the extension agreement, we were required to file this Form 10 with the SEC prior to January 10, 2011. Because we did not file this Form 10 by that date, Firebird received an additional 75 basis points of interest from such date on the 2008 and 2009 Notes, respectively, and a new interest rate of 8.75 percent effective as of that date. The interest rate on the 2008 and 2009 Notes will increase by an additional 75 basis points if we do not file a Registration Statement under the Securities Act of 1933, as amended (the "Registration Statement") with the SEC within five business days after the Form 10 is declared effective. Firebird agreed to waive this five business days requirement until April 29, 2011. The interest rate payable to the holders of the 2008 and 2009 Notes will also increase by 50 basis points on the 91st day after filing of the Form 10 if the Form 10 is not declared effective by such date and will increase by an additional 50 basis points as of the end of each 30-calendar-day period thereafter if the Form 10 has not been declared effective by the end of such period. After the Form 10 has been declared effective, the interest rate payable to the holders of the 2008 and 2009 Notes will be increased by (i) an additional 50 basis points if the Registration Statement has not been declared effective as of the end of the 45th day following the effective date of the Form 10 and (ii) an additional 50 basis points for each 30-calendar-day period thereafter if the Registration Statement has not been declared effective by the end of such period. Notwithstanding the foregoing, the aggregate increases in the interest rate payable to the holders pursuant to our agreement with Firebird will not cause the interest rate to exceed the lesser of (i) 18 percent per year and (ii) the maximum interest rate permissible under applicable law.

In late January 2011, Firebird provided us with an additional cash infusion of $700,000, which was effected through Firebird's exercise of warrants received in the June 2010 financing noted above at an exercise price of $0.0117 per share, resulting in the issuance of 59,829,060 shares of our common stock to Firebird. In March 2011, Firebird supplied us with $750,000 through an exercise of the same class of warrants, resulting in the issuance of 64,102,564 shares of our common stock to Firebird. In May 2011, Firebird supplied us with $397,800 through an exercise of the same class of warrants, resulting in the issuance of 34,000,000 shares of our common stock to Firebird. As part of the exercise of these warrants, replacement warrants with substantially identical terms were issued to Firebird.  At that time, to the extent that Firebird exercised warrants from the June 2010 financing to provide us with additional funds, and such funding is completed prior to June 4, 2011, we would be required to issue up to an additional 158,307,690 replacement warrants to Firebird at an exercise price of $0.0117 per share.

On March 22, 2011 the Board of Directors approved the 2011 Equity Incentive Plan (the “2011 Plan”), subject to shareholder approval, authorizing 200,000,000 shares of common stock for granting both incentive and nonqualified stock options as well as stock appreciation rights and restricted stock to employees, directors, and consultants of the Company.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2011	AVAX TECHNOLOGIES, INC.

	By:	/s/ John K. A. Prendergast, Ph.D.
John K. A. Prendergast, Ph.D. Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	EXHIBIT DESCRIPTION

3.1
Certificate of Incorporation, as amended (excluding the Certificates of Designations for the Series B and Series C Convertible Preferred Stock) (filed as Exhibit 3.1 to the Company's Form 10-KSB filed with the SEC on April 1, 2002 and incorporated herein by reference).

3.2	Certificate of Amendment of Certificate of Incorporation dated May 10, 2004 (filed as Exhibit 3.1 to the Company's Form 10-QSB filed with the SEC on May 24, 2004 and incorporated herein by reference).

3.3
Certificate of Amendment of Certificate of Incorporation dated February 20, 2007 (filed as Exhibit 3.3 to the Company's Form 10-KSB filed with the SEC on May 9, 2007 and incorporated herein by reference).

3.4
Certificate of Amendment of Certificate of Incorporation dated December 31, 2010 (filed as Exhibit 3.4 to the Company's Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

3.5	Bylaws (filed as Exhibit 3.2 to the Company's Form SB-2 filed with the SEC on August 1, 1996 and incorporated herein by reference).

4.1	Specimen of Common Stock Certificate (filed as Exhibit 4.2 to the Company's Form SB-2 filed with the SEC on August 1, 1996 and incorporated herein by reference).

4.2	Certificate of Designation of Series C Convertible Preferred Stock (filed as Exhibit 3.1 to the Company's Form 10-KSB filed with the SEC on March 31, 1999 and incorporated herein by reference).

10.1
Clinical Study and Research Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University (filed as Exhibit 10.2 to the Company's Form SB-2 filed with the SEC on August 1, 1996 and incorporated herein by reference).

10.2
License Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University (filed as Exhibit 10.10 to the Company's Form S-3 filed with the SEC on July 3, 1997 and incorporated herein by reference).

10.3
Extension to the Clinical Study and Research Agreement dated November 20, 1995, by and between the Company and Thomas Jefferson University (filed as Exhibit 10.17 to the Company's Form 10-KSB filed with the SEC on March 31, 1999 and incorporated herein by reference).

10.4
Stock Contribution Agreement dated as of July 17, 2000, among the Company, Professor David R. Klatzmann, Professor Jean-Loup Salzmann, GPH, S.A. and Genopoietic, S.A. (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on September 8, 2000 and incorporated herein by reference).

10.5
Tax Agreement dated as of August 24, 2000, among the Company, GPH, S.A., Genopoietic S.A., Professor David R. Klatzmann and Professor Jean-Loup Salzmann (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on September 8, 2000 and incorporated herein by reference).

10.6
Rights Agreement dated as of August 24, 2000, between the Company and Professor David R. Klatzmann (an identical agreement was entered into between the Company and Professor Jean-Loup Salzmann) (filed as Exhibit 10.3 to the Company's Form 8-K/A filed with the SEC on November 7, 2000 and incorporated herein by reference).

1

10.7	2001 Stock Option Plan (filed as Exhibit 10.15 to the Company's Form 10-KSB filed with the SEC on April 1, 2002 and incorporated herein by reference).*

10.8	2000 Directors' Stock Option Plan (filed as Exhibit 10.22 to the Company's Form 10-KSB filed with the SEC on April 2, 2001 and incorporated herein by reference).*

10.9	2006 Equity Incentive Plan (filed as Exhibit A to the Company's 2006 Proxy Statement filed with the SEC on June 28, 2006 and incorporated herein by reference).*

10.10	Note Purchase Agreement dated as of November 17, 2003 (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on December 9, 2003 and incorporated herein by reference).

10.11	Form of Warrant in connection with the December 2003 financing (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on December 9, 2003 and incorporated herein by reference).

10.12	Form of Series 2004A Warrant to purchase common stock (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on June 2, 2004 and incorporated herein by reference).

10.13	Form of Series 2004B Warrant to purchase common stock (filed as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on June 2, 2004 and incorporated herein by reference).

10.14
Employment Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of April 1, 2004 (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on March 18, 2005 and incorporated herein by reference).*

10.15
Letter Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of October 2, 2007 (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on October 18, 2007 and incorporated herein by reference).*

10.16
Employment Agreement between AVAX Technologies, Inc. and Richard P. Rainey dated as of December 1, 2007 (filed as Exhibit 10.3 to the Company's Form 8-K/A filed with the SEC on February 1, 2008 and incorporated herein by reference).*

10.17
Employment Agreement between AVAX Technologies, Inc. and Dr. Francois R. Martelet dated as of December 1, 2007 (filed as Exhibit 10.1 to the Company's Form 8-K/A filed with the SEC on February 1, 2008 and incorporated herein by reference).*

10.18
Amendment to Employment Agreement between AVAX Technologies, Inc. and Dr. Francois R. Martelet dated as of December 1, 2007 (filed as Exhibit 10.2 to the Company's Form 8-K/A filed with the SEC on February 1, 2008 and incorporated herein by reference).*

10.19	Form of Series 2005A Warrant to purchase common stock (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on April 7, 2005 and incorporated herein by reference).

10.20	Form of Series 2005B Warrant to purchase common stock (filed as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on April 7, 2005 and incorporated herein by reference).

10.21	Securities Purchase Agreement dated as of April 13, 2007 (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on April 19, 2007 and incorporated herein by reference).

2

10.22	Form of Series 2007A Warrant to purchase common stock (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on April 19, 2007 and incorporated herein by reference).

10.23	2008 Form of Warrant to purchase common stock (filed as Exhibit 4.1 to the Company's Form 10-Q filed with the SEC on November 19, 2008 and incorporated herein by reference).

10.24
Convertible Note and Warrant Purchase Agreement dated as of October 24, 2008 (filed as Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on November 19, 2008 and incorporated herein by reference).

10.25
Amendment to Convertible Note and Warrant Purchase Agreement effective as of October 24, 2008 (filed as Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on November 19, 2008 and incorporated herein by reference).

10.26	2008 Form of Convertible Promissory Note (filed as Exhibit 10.3 to the Company's Form 10-Q filed with the SEC on November 19, 2008 and incorporated herein by reference).

10.27
Consulting Agreement dated October 11, 2009 by and between the Company and HSF Business Advisors LLC, as amended (filed as Exhibit 10.27 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).*

10.28
Production Agreement dated January 26, 2007 by and between the Company and Cancer Treatment Centers of America, Inc. (filed as Exhibit 10.28 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.29
Services, Loan and Security Agreement dated April 27, 2009 by and between the Company and Cancer Treatment Centers of America, Inc. (filed as Exhibit 10.29 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.30
Patent Sublicense Agreement dated April 27, 2009 by and between the Company and Cancer Treatment Centers of America, Inc. (filed as Exhibit 10.30 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.31
Intercreditor Agreement dated October 15, 2009 by and between Cancer Treatment Centers of America, Inc. and Firebird Global Master Fund Ltd., as acknowledged and agreed to by the Company (filed as Exhibit 10.31 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.32
Intellectual Property Security Agreement dated October 15, 2009 by and among the Company, AVAX International IP Holdings, Inc. and Firebird Global Master Fund, Ltd. (filed as Exhibit 10.32 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.33
Convertible Secured Promissory Note dated October 15, 2009 issued by the Company to Firebird Global Master Fund, Ltd. (filed as Exhibit 10.33 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.34
Convertible Note and Warrant Purchase Agreement dated October 15, 2009 by and among the Company, AVAX International IP Holdings, Inc. and Firebird Global Master Fund, Ltd. (filed as Exhibit 10.34 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.35
Warrant for the Purchase of Shares of Common Stock dated October 15, 2009 issued by the Company to Firebird Asset Management LLC (filed as Exhibit 10.35 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.36
Amendment to Intercreditor Agreement effective as of May 31, 2010 by and between Cancer Treatment Centers of America, Inc. and Firebird Global Master Fund Ltd. (filed as Exhibit 10.36 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.37
Offer Letter from Firebird Global Master Fund, Ltd. to the Company dated as of October 28, 2010 (filed as Exhibit 10.37 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.38
Amendments to Certain AVAX Agreements, Notes and Warrants effective as of October 28, 2010 by and between the Company and Firebird Global Master Fund, Ltd. (filed as Exhibit 10.38 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.39
Form of Amendment No. 2 effective as of December 2008 to Convertible Note and Warrant Purchase Agreement and Convertible Promissory Note (filed as Exhibit 10.39 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.40
Form of Amendment No. 3 effective as of October 15, 2009 to 2008 Convertible Note and Warrant Purchase Agreement and 2008 Convertible Promissory Note (filed as Exhibit 10.40 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

10.41
Offer Letter from Firebird Global Master Fund, Ltd. to the Company dated as of March 15, 2011 (filed as Exhibit 10.41 to the Company’s Form 10-12G filed with the SEC on April 12, 2011 and incorporated herein by reference).

10.42	Lease Agreement dated December 1, 1997 for Philadelphia Facility (filed as Exhibit 10.17 to the Company’s Form SB-2/A filed with the SEC on March 16, 1998 and incorporated herein by reference).

10.43	2011 Equity Incentive Plan (filed as Exhibit 10.43 to the Company’s Form 10-12G filed with the SEC on April 12, 2011 and incorporated herein by reference).*

16.1
Letter from BBD, LLP to the SEC regarding change in certifying accountant (filed as Exhibit 16.1 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

21.1	Subsidiaries of the Company (filed as Exhibit 21.1 to the Company’s Form 10-12G filed with the SEC on February 4, 2011 and incorporated herein by reference).

*      Indicates a management contract or compensatory plan or arrangement.

3